

2025 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File Number 001-33092

LEMAITRE VASCULAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-2825458**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
63 Second Avenue, Burlington, Massachusetts	**01803**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 781-221-2266

Securities registered under Section 12(b) of the Act:

Title of each class	Trading symbol	Name of exchange on which registered
Common stock, $0.01 par value per share	LMAT	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes: ☑   No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes: ☐   No: ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☑   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting form that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes: ☐   No: ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was approximately $1.7 billion computed by reference to the last reported sale price of $83.05 per share as reported by The Nasdaq Global Market as of the last business day of the registrant's most recently completed second fiscal quarter.

As of February 19, 2026, the registrant had 22,778,363 shares of common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this annual report.

This page intentionally left blank

LEMAITRE VASCULAR
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	37
Item 1C.	Cybersecurity	37
Item 2.	Properties	38
Item 3.	Legal Proceedings	39
Item 4.	Mine Safety Disclosures	39

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	40
Item 6.	Reserved	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	55
Item 8.	Financial Statements and Supplementary Data	56
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	56
Item 9A.	Controls and Procedures	56
Item 9B.	Other Information	59
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	59

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
Item 13.	Certain Relationships and Related Transactions, and Director Independence	61
Item 14.	Principal Accounting Fees and Services	61

PART IV

Item 15.	Exhibits and Financial Statements Schedules	62
Item 16.	Form 10-K Summary	66
SIGNATURES		67

This page intentionally left blank

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Annual Report on Form 10-K, including, without limitation, statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "should," "expects," "plans," "anticipates," "will," "would," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we reasonably believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties, and assumptions described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

- our ability to maintain historic levels of profit growth;

- our ability to increase the selling prices of our products;

- competition from other medical device companies and alternative medical technologies;

- our ability to source, acquire, and integrate acquisitions;

- adverse global economic conditions and trade tensions;

- our ability to navigate the risks inherent in operating internationally;

- our ability to transition to direct sales models in certain international territories;

- our dependence on sole- or limited-source suppliers;

- our ability to engage sales call points other than vascular surgeons;

- disruptions to our information technology systems or breaches of our information security systems;

- our implementation of our new enterprise resource planning system;

- our ability to procure, process, and preserve human tissue and comply with relevant regulatory requirements;

- the impact of a disruption in our manufacturing facilities;

- the occurrence of litigation relating to product liability, employment matters, intellectual property, contract disputes, and other commercial matters;

- our ability to navigate executive officer transitions and retain key personnel;

- the status of our regulatory approvals and compliance with regulatory requirements to market and sell our products both domestically and internationally;

- the occurrence of product defects or recalls;

- our ability to service and repurchase our debt;

- the dilutive effect of a conversion of our debt;

- our ability to protect our intellectual property; and

- volatility in the price of our common stock.

We undertake no obligation to update any of the forward-looking statements contained in this Annual Report on Form 10-K after the date of this report, except as required by law or the rules and regulations of the U.S. Securities and Exchange Commission, or SEC.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K and in our other SEC filings.

Unless the context indicates otherwise, references to "LeMaitre," "LeMaitre Vascular," "the Company," "we," "our," and "us" in this Annual Report on Form 10-K refer to LeMaitre Vascular, Inc. and its subsidiaries.

LeMaitre, AlboGraft, AnastoClip, AnastoClip GC, Artegraft, CardioCel, Eze-Sit, Glow 'N Tell, LifeSpan, PhasTipp, Pruitt, Pruitt F3, RestoreFlow, Syntel, TufTex, VascuCel, VascuTape, and XenoSure are U.S. registered trademarks of LeMaitre Vascular or one of its subsidiaries, and AndraValvulotome, Flexcel, and Omniflow are trademarks of LeMaitre Vascular. This Annual Report on Form 10-K also includes the registered and unregistered trademarks of other persons, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this report may appear without the ® or TM symbols.

Item 1. Business

Overview

We are a global provider of medical devices and human tissue cryopreservation services largely used in the treatment of peripheral vascular disease, end-stage renal disease, and cardiovascular disease. We develop, manufacture, and market vascular devices to address the needs of vascular surgeons and, to a lesser degree, other specialties such as cardiac surgeons, general surgeons, and neurosurgeons. Our diversified portfolio of devices consists of brand name products that are used in arteries and veins and are well known to vascular surgeons. Our principal product offerings are sold globally, primarily in the United States, Europe, Canada and Asia Pacific. We estimate that the annual worldwide market for peripheral vascular devices exceeds $9 billion, within which we estimate that the market for our products is approximately $1 billion.

We sell our products and services primarily through a direct sales force. Our worldwide headquarters is located in Burlington, Massachusetts, and we also have a North American sales office in Vaughan, Canada. Our European headquarters is located in Sulzbach, Germany, and we also have European sales offices in Milan, Italy; Madrid, Spain; Hereford, England; Dublin, Ireland; Maisons-Alfort, France; and Glattbrugg, Switzerland. Our Asia Pacific headquarters is located in Singapore, and we also have Asia Pacific sales offices in Tokyo, Japan; Shanghai, China; Docklands, Australia; Seoul, Korea; and Bangkok, Thailand. During the year ended December 31, 2025, approximately 95% of our net sales were generated in territories in which we employ direct sales representatives. We also sell our products in other countries through distributors. As of December 31, 2025, our sales force comprised 160 sales representatives and export managers in North America, Europe, and Asia Pacific.

The Peripheral Vascular Disease Market

Based on industry statistics, we estimate that peripheral vascular disease affects more than 200 million people worldwide and that the annual worldwide market for all peripheral vascular devices exceeds $9 billion. The disease encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms, or organs other than the heart become narrowed, obstructed, weakened, or otherwise compromised. In many cases peripheral vascular disease goes undetected, sometimes leading to life-threatening events (including stroke, ruptured aneurysm, and pulmonary embolism) or death. Clinical studies have identified several factors that increase the risk of peripheral vascular disease, including smoking, diabetes, obesity, high blood pressure, lack of exercise, coronary artery disease, high cholesterol, and being over the age of 65. Demographic trends suggest an increase in the prevalence of peripheral vascular disease over time, driven primarily by rising levels of obesity and diabetes and an aging population. We believe that our strong brands, established sales force, suite of peripheral vascular device offerings, and broad network of vascular surgeon customers position us to capture an increasing share of this market.

Vascular surgeons treat peripheral vascular disease and perform vascular procedures associated with other diseases, such as end-stage renal disease. We estimate that there are more than 22,000 vascular surgeons worldwide. In contrast to other specialists, such as interventional cardiologists and interventional radiologists, vascular surgeons perform both open vascular surgeries and endovascular procedures. Open vascular surgery involves opening the body, cutting vessels, and suturing. Endovascular procedures typically are minimally invasive, catheter-based, and treat vessels from within using real-time imaging. We estimate that in 2025, over 95% of our net sales were from devices used in open surgical procedures, including open vascular surgeries and open cardiac surgeries.

Our Business Strategies

We have grown our business by using a three-pronged strategy: 1) pursuing a focused call point, 2) competing for sales of low-rivalry, niche products, and 3) expanding our worldwide direct sales force while acquiring complementary devices. We have used acquisitions as a primary means of further penetrating the peripheral vascular device market, and we expect to continue this strategy in the future. We currently manufacture most of our products in our Burlington, Massachusetts headquarters.

- ***Focused call point.*** We have historically directed our product offering and selling efforts towards the vascular surgeon, and estimate that in 2025 approximately 80% of our sales were from devices and cryopreserved tissue used by vascular surgeons. As vascular surgeons typically perform both open vascular surgeries and endovascular procedures, we sell devices in both the open and endovascular markets to the same end user. More recently we have begun to focus on adjacent market end users, such as cardiac surgeons, who can be served by our devices and tissue processing capabilities.

- ***Low rivalry niche segments.*** We seek to build and maintain leading positions in niche segments, which we define as under $400 million in annual worldwide revenue. We believe that the relative lack of focus on these segments by larger companies, as well as the differentiated features and consistent availability and quality of our products, enable higher selling prices and expanded market presence.

- ***Direct sales force expansion and the addition of complementary products.*** We sell our products primarily through a direct sales force in North America, Europe and Asia Pacific. As of December 31, 2025, our sales force comprised 160 sales representatives and export managers in North America, Europe, and Asia Pacific. We believe that direct-to-hospital sales build closer customer relationships, allow for higher selling prices and gross margins, and are not subject to the risk of customer loss related to distributor turnover. In countries where we do not have a direct sales force, we sell our products through distributors. For the year ended December 31, 2025, approximately 95% of our net sales were generated through our direct-to-hospital sales force, and no single hospital customer accounted for more than 2% of our net sales. We intend to further expand and diversify our product offerings and add new technology platforms, mostly through acquisitions. We believe our experience acquiring and integrating product lines and businesses is one of our competitive advantages. We continually evaluate the acquisition of additional product lines and businesses that may be complementary to our product offerings, refine our current product lines or develop new applications for our existing technologies. We also obtain regulatory approvals for our devices and services in new geographies and for additional indications in order to further access the broader peripheral vascular device market and select other markets.

Acquisition History

We were founded in 1983 by George D. LeMaitre, M.D., a vascular surgeon who designed and developed the LeMaitre Valvulotome. Through a combination of 25 complementary acquisitions as well as research and development, we have expanded our portfolio to six product categories comprising of twenty-four different product types:

Year	Acquisition	Key Product(s) and Services
1998	VascuTape	Radiopaque tape manufacturing operations
1999	TufTex	Embolectomy catheters
2001	Pruitt F3 Shunt	Carotid shunts, balloon catheters, and laparoscopic cholecystectomy devices
2003	Credent	Polycarbonate grafts
2004	AnastoClip	Vessel closure systems
2005	Endomed	Stent grafts
2007	LeverEdge	Contrast injector
2007	MollRing Cutter	Remote endarterectomy devices
2007	UnBalloon	Stent graft modeling catheters
2007	AlboGraft	Polyester grafts and patches
2010	LifeSpan	ePTFE grafts
2012	XenoSure	Biologic patches

Year	Acquisition	Key Product(s) and Services
2013	Pruitt F3-S Shunt	Carotid shunts and embolectomy catheters
2013	TRIVEX	Powered phlebectomy system
2014	Omniflow II	Biosynthetic grafts
2014	PeriVu	Angioscopes
2015	Eze-Sit OUS	Valve cutters
2016	ProCol	Biologic grafts
2016	RestoreFlow	Human tissue cryopreservation services
2018	Syntel	Embolectomy catheters
2018	Cardial	Polyester grafts, valve cutters, surgical glue
2019	Eze-Sit US	Valve cutters
2019	CardioCel	Biologic patches
2020	Artegraft	Biologic grafts
2025	AndraValvulotome	Valve cutters

We manufacture most of our devices in-house, having relocated or ceased the manufacturing operations of 22 of our 25 acquisitions to our Burlington, Massachusetts headquarters. The human tissue processing and cryopreservation operations associated with RestoreFlow allografts occurs in our Fox River Grove, Illinois facility. Artegraft biologic graft production takes place in our North Brunswick, New Jersey facility. The AndraValvulotome is currently manufactured and supplied to us by Andramed GmbH in Reutlingen, Germany.

Our Products and Services

Our portfolio of product lines is primarily used to treat vascular disease, of which most are used in open vascular surgery and dialysis access. We also offer human vascular and cardiac tissue cryopreservation services. No single product type accounted for more than 20% of our revenues in 2025, 2024, or 2023.

Our product offerings include a suite of biologic products. These offerings include the XenoSure patch (bovine pericardium), CardioCel and VascuCel patches (bovine pericardium), Artegraft (bovine carotid artery), Omniflow II biosynthetic graft (ovine tissue and synthetic mesh), and RestoreFlow allograft cryopreservation services (human cadaveric tissue). We previously offered cardiovascular patches (porcine extracellular matrix) that we distributed for Elutia Inc. in the U.S. market. We elected to end our cardiovascular porcine patch distribution agreement with Elutia, effective May 1, 2025. Our total Elutia product related sales in 2025 were $1.8 million. Our overall portfolio of biologic offerings represented 53% of our sales in 2025, 52% in 2024, and 51% in 2023.

Allografts

Through our RestoreFlow allograft operations, we provide human cadaver tissue cryopreservation services, in particular the processing and cryopreservation of veins, arteries, and cardiac valved conduits. Our RestoreFlow allografts are cryopreserved human tissue grafts, including saphenous veins, femoral veins and arteries, aorta and iliac arteries, aortic and pulmonary valved conduits, and pulmonary patches. These allografts are used in a variety of vascular reconstructions such as peripheral bypass, hemodialysis access, and aortic infections, as well as in cardiac repair and reconstruction.

Balloon Catheters for Embolectomy and Thrombectomy

Our TufTex and Syntel lines of embolectomy catheters are used to remove blood clots from arteries. We sell single-lumen latex and latex-free embolectomy catheters, as well as dual-lumen latex and latex-free embolectomy catheters. The dual-lumen embolectomy catheters enable clot removal and simultaneous irrigation or guide-wire trackability. Our Syntel thrombectomy catheter features a silicone balloon and is designed for removing thrombi in the venous system.

Balloon Catheters for Occlusion and Perfusion

Our occlusion catheters temporarily occlude blood flow to allow the surgeon time and space to complete a procedure. Perfusion catheters perfuse blood and other fluids into the vasculature. Our Pruitt line of occlusion and perfusion catheters reduces vessel trauma by using internal balloon fixation rather than traditional external clamping.

Bovine Grafts

Our Artegraft biologic graft is a bovine carotid artery used primarily for dialysis access and lower extremity bypass. Its biological fibrous matrix is processed to enhance long-term patency and provide a cross-linked conduit that is flexible and compliant.

Cardiac and Vascular Patches

Our XenoSure biologic patches are made from bovine pericardium and are used primarily for closure of vessels after surgical intervention, maintaining maximum luminal diameter in vascular interventions.

Our VascuCel and CardioCel biologic patches are acellular, collagen bioscaffolds with optimized biocompatibility and minimal aldehyde toxicity. These bovine pericardium patches are used in vessel repair as well as heart repair and reconstruction, including neonatal repairs.

During 2023, 2024 and until termination in 2025, we distributed cardiovascular porcine patches used in heart repair as well as vessel repair and reconstruction.

Carotid Shunts

Our Pruitt F3 and Flexcel carotid shunts are used to temporarily shunt blood to the brain while the surgeon removes plaque during carotid endarterectomy surgery. Our Pruitt F3 shunts feature internal balloon fixation. Our Flexcel shunt is a non-balloon shunt offered for surgeons who prefer external fixation.

Closure Systems

Our AnastoClip AC and AnastoClip GC closure systems attach vessels to one another with titanium clips instead of sutures. These closure systems create an interrupted anastomosis that expands and contracts as the vessel pulses. The AnastoClip AC and AnastoClip GC closure systems also enable dura closure in neuro applications.

Ovine Vascular Grafts

Our Omniflow II biosynthetic vascular graft is a composite of cross-linked ovine collagen with a polyester mesh endoskeleton. It is indicated for lower extremity bypass and dialysis access.

Polyester Vascular Grafts

Our AlboGraft and Cardial vascular grafts are collagen-impregnated polyester woven and knitted grafts used to bypass or replace diseased arteries in both vascular and cardiac applications. These prostheses are available in straight tube and bifurcated versions.

Phlebectomy System

Our PhasTIPP Powered Phlebectomy System is indicated for use in phlebectomy procedures for resection and ablation of varicose veins. The illuminator is also indicated for use without the resector for visualization of varicose veins and infusion of tumescent solution during an ambulatory phlebectomy case.

ePTFE Vascular Grafts

Our LifeSpan vascular graft is an expanded polytetrafluoroethylene (ePTFE) graft used to bypass or replace diseased arteries and to create dialysis access sites. LifeSpan is available in both regular and thin wall options with optional full or partial external spiral support. Our stepped and tapered LifeSpan grafts are designed to reduce the risk of steal syndrome and high cardiac output.

Radiopaque Tape

Our VascuTape radiopaque tape is a flexible, medical-grade tape with centimeter or millimeter markings printed with a proprietary radiopaque ink which is visible to the eye and an x-ray machine or fluoroscope. VascuTape is applied to the skin and provides surgeons and interventionalists with a simple way to cross-reference between the inside and the outside of a patient's body.

Valvulotomes

Our valvulotomes, or valve cutters, are designed to cut or disrupt valves in the saphenous vein, allowing the vein to be repurposed as an artery to carry blood past diseased arteries to the lower leg or foot. We believe our valvulotomes reduce costs for hospitals by enabling lower extremity bypass surgery to be performed with several small incisions rather than one continuous ankle-to-groin incision, thereby reducing hospital stays and wound complications.

Sales and Marketing

As of December 31, 2025, our sales force comprised 160 sales representatives and export managers in North America, Europe, and Asia Pacific. We believe the expansion of our sales force has been a key success factor, and it remains one of our primary long-term growth strategies. Approximately 95% of 2025 net sales occurred in territories in which we employ sales representatives. Outside our direct markets, we generally sell our products through country-specific distributors.

Our marketing efforts include direct mail, digital marketing, and exhibitions at medical congresses, which we believe are important to our brand development. We believe that marketing allows us to connect with vascular surgeons who are beyond the reach of our direct sales force.

We also provide training to our vascular surgeons on specific procedures including in situ bypass, AV access, carotid endarterectomy, and interrupted anastomosis, as well as a general surgical skills training program targeting less-experienced doctors on use of our products in accordance with their instructions for use.

Research and Development

Our research and development efforts are comprised of regulatory and clinical work, process engineering, manufacturing transfers and product development. More recently, we have focused our new product development efforts on cardiac allograft and next-generation powered phlebectomy projects. The PhasTIPP Powered Phlebectomy System launched in the U.S. in the first half of 2024.

Manufacturing transfers have become a significant portion of our research and development spend. In 2022, we completed the relocation work for the Omniflow II product line and were granted approval to market devices manufactured in Burlington in the European Union, or EU. In 2024, the CardioCel and VascuCel transfer to Burlington was completed and we began marketing these Burlington-manufactured devices in the United States, Canada and portions of Asia Pacific. We are currently in the process of transitioning allograft tissue processing from our Fox River Grove facility to Burlington. This transition is expected to be substantially complete by the end of 2026.

We direct our process engineering efforts toward improving manufacturing efficiencies to improve quality and increase our gross margin. In 2022, we began the review and update of the manufacturing process of our Artegraft product line in an effort to apply for its CE mark under the EU Medical Device Regulation, or MDR. In April 2025, we received the CE mark and began marketing the device in the EU. In addition, in 2024 we invested in our allograft preservation services business, constructing, validating and putting into service a new cleanroom at our Fox Fiver Grove facility. This investment was done to support the applications made in 2023 to the Irish and German health authorities seeking approval to import and sell our allograft preservation services inside the European market. We expect to begin marketing allografts in Germany in the first half of 2026. Finally, in November 2025, we leased a distribution facility in Dublin, Ireland to facilitate the marketing of allograft tissue services in Ireland and the broader European market. Subsequent to establishing a distribution facility in Ireland in 2025, we expect to reapply for distribution authorization with Ireland's Health Products Regulatory Authority (HPRA) in the first half of 2026 and anticipate commencing distribution by the end of 2026.

Our regulatory and clinical efforts have historically been focused on obtaining and maintaining regulatory approvals in various geographies. In the past, we have typically not conducted clinical trials as we have usually acquired product lines with established regulatory approvals. In addition, we preferred to avoid the time, expense, and risk associated with initiating clinical trials. However, increasing regulatory requirements in many geographies have resulted in the need for more clinical testing. As such, this component of our research and development spending has increased in recent years. In 2017, we initiated clinical trials in an effort to obtain the approval of our XenoSure patch in China for cardiac and vascular indications. We received approval to market XenoSure with the cardiac indication in China in December 2024. We submitted the vascular indication application to the Chinese National Medical Products Administration, or NMPA, in December 2025, and we anticipate a review process that may conclude in approximately 2 years.

Manufacturing and Processing

Our primary manufacturing facilities are located in Burlington, Massachusetts. We also have facilities in North Brunswick, New Jersey where Artegraft is produced, and Fox River Grove, Illinois where RestoreFlow allografts are processed.

Historically, our strategy has been to transfer manufacturing of most acquired product lines into our Burlington operations. In 2024, we completed the transfer of CardioCel and VascuCel manufacturing into Burlington. Additionally, in 2024, we successfully added cleanroom facilities in Fox River Grove to support the growth of our RestoreFlow allograft product line. The enhanced cleanroom capacity enables us to better access markets outside of North America.

We manufacture certain proprietary components, assemble most of our devices ourselves, and inspect, test, and package these finished products. By manufacturing products from raw materials and assembling and testing as many of our products as practical, we believe we can maintain better quality control, ensure compliance with applicable regulatory standards, limit outside access to our proprietary technology, ensure adequate product supply, and make design modifications quickly. We have custom-designed proprietary manufacturing and processing equipment and have developed proprietary enhancements for existing production machinery. Our products are built to stock.

We process and cryopreserve human tissue provided to us by qualified U.S. tissue procurement organizations. Donated human tissue is procured from deceased donors by these organizations. We have strict specifications relating to the physical condition and characteristics of the tissue and donor, as well as the donors' medical history.

Our management information systems provide us with the ability to evaluate our performance, collect business intelligence, and make better strategic decisions. These systems include customer relationship management, order entry, invoicing, on-line inventory management, lot traceability, purchasing, shop floor control, shipping and distribution analysis, as well as various accounting-oriented functions. These systems enable us to track our products from order inception to manufacturing and then to delivery to our customers.

We purchase certain components from, have certain product lines manufactured by, and have certain products sterilized by, third parties. Most of our components are readily available from several supply sources, but we do rely on single- and limited-source suppliers for several key components or products. We do not have contractual arrangements with many suppliers and manufacturers, and we order supplies and products as-needed. There are relatively few, or in some cases no, alternative, validated sources for some supplies, products or components. At any time, our suppliers could discontinue or become incapable of manufacturing these materials on acceptable terms. Identifying and qualifying additional or replacement suppliers, if required, may not be accomplished quickly or at all and could involve significant costs. To date, we have not experienced any significant supply disruptions.

Quality Assurance

Our Burlington and North Brunswick medical device manufacturing facilities have been certified to ISO 13485 standards, which enables us to provide high-quality products and satisfy regulatory requirements of the US, EU, Canada, and other foreign jurisdictions. Our Fox River Grove facility has been accredited by the American Association of Tissue Banks for the processing, storage and distribution of cardiac and vascular tissue for transplantation**.** All of our manufacturing and processing facilities are subject to periodic inspections by various regulatory authorities and notified bodies, independent organizations that assess products to ensure they meet legal requirements before they are put on the market, to ensure compliance with regulatory requirements. See "Government Regulation" for further information. During 2024, we underwent five regulatory audits and fourteen internal audits. There were no material findings. During 2025, we underwent 7 regulatory audits and 16 internal audits. In August 2025, the FDA issued us a warning letter detailing findings from its April 2025 regulatory audit of our North Brunswick facility. This audit yielded eight observations, which we subsequently addressed, though we await reinspection for confirmation of our corrective actions.

Competition

The segments in which we compete are characterized by periodic change resulting from technological advances and scientific discoveries. No one company competes against all of our product lines; rather, we compete with a range of companies. Notable larger competitors include Abbott; Baxter; Artivion; Becton Dickinson; Edwards Lifesciences; Getinge; LifeNet Health; Terumo; and W. L. Gore.

Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales, and personnel resources than we do. Certain competitors are able to manufacture at lower costs and may therefore offer their products at lower prices, especially polyester and ePTFE vascular grafts. Certain competitors may also have greater experience in developing and improving products, obtaining regulatory approvals, and manufacturing and marketing such products. In the case of allografts, certain competitors may have an advantage in sourcing tissue. Additionally, some of our competitors may obtain patent protection or regulatory approval or clearance, or achieve product commercialization before us, which could adversely affect our business.

The success of our products relies on effective in-person support as well as superior technology, quality, availability, reliability, ease of use, cost-effectiveness, physician familiarity, and brand recognition. While we also compete on the basis of price, our higher prices may be justified based on the superiority of the quality of, or technology used in, our products. Our continued success may depend on our ability to broaden and optimize our direct sales channel, acquire complementary vascular devices, obtain regulatory and reimbursement approvals, maintain sufficient inventory, and retain skilled personnel.

We also compete on the basis of procedure type. The treatment of peripheral vascular disease has experienced a shift from open vascular surgery towards minimally invasive endovascular procedures, and most of our products are used primarily in open vascular surgery. Thus, our ability to compete effectively relies on keeping pace with product offerings in the vascular device market, as well as in the minimally invasive endovascular market.

Our products are used to treat peripheral vascular disease, renal disease, diabetes, and other related illnesses. The market for our products and services is competitive and affected by new product introductions and activities of other industry participants, including the introduction of novel products and therapies.

Intellectual Property

We believe that our success is dependent, to a certain extent, on our development and maintenance of proprietary technologies. We rely on a combination of trade secret laws, patents, trademarks and confidentiality to protect our intellectual property rights.

We believe that our brands have also been an important factor in our success. We rely on common law and registered trademarks to protect our brands. Some of our registered trademarks include LeMaitre, Artegraft, XenoSure, Pruitt, VascuTape, Glow 'N Tell and RestoreFlow, each of which is registered in the United States, the EU, or both, and in certain cases in other foreign countries.

We maintain a limited portfolio of patents in the United States, and our issued U.S. patents are set to expire through 2031.

Most of our products are not protected by patents. Patent protection is not available when we acquire a commercialized product that is not patented, such as the Artegraft biologic graft. In the past, other companies have independently developed or otherwise acquired comparable or substantially equivalent proprietary information and techniques, and there can be no assurance that others will not do so in the future. Separately, we require employees and consultants to sign confidentiality agreements. These confidentiality agreements require employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during their engagement. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies.

The laws of foreign countries often do not protect our proprietary rights to the same extent as do U.S. laws, and we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

See "Item 1A. Risk Factors" for a description of certain risks associated with our intellectual property.

Government Regulation

Medical devices and human tissues are subject to regulation by the U.S. Food and Drug Administration, or FDA, and other federal and state authorities and foreign governments.

U.S. Regulation of Medical Devices

Most of our products are medical devices subject to extensive regulation by the FDA under 21 U.S. Code Chapter 9, the Federal Food, Drug, and Cosmetic Act, or the FDCA. FDA regulations govern, among other things, product development, testing, manufacturing, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export.

Premarket Pathways

Most medical devices must receive either 510(k) clearance or premarket application, or PMA, approval from the FDA prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low-risk devices are exempted from this requirement. Class II devices may be subject to special controls, such as performance standards and FDA guidelines that are not applied to Class I devices. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device or to a pre-amendment Class III device (*i.e.*, one in commercial distribution before May 28, 1976) for which PMA applications have not been called, are placed in Class III, which generally requires PMA approval. In all cases, a user fee is required for 510(k) submissions and PMA applications.

510(k) Clearance. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and performance to a "predicate device" (*i.e.*, a previously 510(k)-cleared Class I or Class II device or a pre-amendment Class III device). The FDA's 510(k) clearance pathway usually takes from three to twelve months. In reviewing a 510(k) clearance, the FDA may request additional information, including clinical data. Nearly all of our devices sold in the United States have 510(k) clearance, with the exception of our Artegraft biologic vascular graft, which is a pre-amendment Class III device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change as specified by FDA guidelines, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may require a new 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained.

PMA Approval. The PMA approval pathway requires proof of the safety and effectiveness of the proposed device to the FDA's satisfaction, making this pathway more costly, lengthy, and uncertain. A PMA application must provide preclinical and clinical trial data, as well as information about the device and its components regarding device design, manufacturing, and labeling. As part of the PMA review, the FDA will often inspect the manufacturer's facilities for compliance with the Quality Management System Regulation, or QMSR.

If the FDA approves a PMA, the approved indications or claims may be more limited than those sought. The PMA can include post-approval conditions to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale, and distribution. The FDA may also impose requirements for post-market studies or registries. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement can be required if the device or its labeling or manufacturing process are modified. Supplements to a PMA can require the submission of the same type of information required for an original PMA, though the supplement is generally limited to that information needed to support the proposed change.

Clinical Trials. A clinical trial is typically required to support a PMA application and is sometimes required to support 510(k) clearance. In some cases, smaller feasibility studies may precede a more comprehensive, pivotal Investigational Device Exemption, or IDE, clinical trial. All clinical studies of investigational devices must be conducted in compliance with the FDA's requirements. If an investigational device could pose a significant risk to patients, the FDA must approve an IDE application. A non-significant risk device does not always require an IDE submission to the FDA, however, both significant risk and non-significant risk investigational devices require approval from institutional review boards, or IRBs, at the study centers. The FDA and the IRB may suspend a clinical trial at any time. During a study, the investigators must obtain patient informed consent, follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record-keeping requirements.

Although the QMSR does not fully apply to investigational devices, the requirement for controls on design and development does apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that FDA may impose with respect to manufacturing.

Historically, our devices have been introduced into the U.S. market using 510(k) clearance. We have not used the PMA process for any products that we currently market or sell in the United States, other than our Artegraft vascular grafts, which had PMA approval at the 2020 acquisition.

Postmarket Regulation

After a device is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply, including:

- annual manufacturing establishment registration and device listing with the FDA;

- QMSR compliance, which requires finished device manufacturers and contract manufacturers to follow design, testing, control, documentation, and other quality assurance procedures;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved, or off-label uses and other requirements related to promotional activities;

- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury; and

- corrections and removal reporting regulations, which require that manufacturers report to the FDA any field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. The most recent FDA inspection of our Burlington facility was in May 2023, the results of which yielded one observation that was subsequently addressed. Non-compliance with FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, and criminal prosecutions. The most recent FDA inspection of our North Brunswick facility was in April 2025, the results of which yielded eight observations and a warning letter. We subsequently addressed the observations and we await reinspection for confirmation of our corrective actions. In the event that the FDA reinspection determines that we have not adequately addressed their previous observations, or the inspection uncovers new objectionable conditions, the FDA could take additional enforcement actions, including warnings letters, untitled letters, fines, injunctions, consent decrees and civil penalties, any of which could materially and adversely affect our business, financial condition and results of operations. Additionally, in the event that one of our suppliers fails to maintain compliance with our quality requirements as described above, we may have to qualify a new supplier and could experience manufacturing delays.

We participate in the Medical Device Single Audit Program, or MDSAP, which allows manufacturers to undergo a universal quality system audit that is accepted in the United States, Japan, Australia, Canada and Brazil in lieu of individual audits by each regulator. Maintenance of this certification is a requirement to sell in certain geographies, including Canada. Failure to maintain this certification in good standing could result in suspension of our sales efforts in Canada or the other geographies. Our last MDSAP audit in our Burlington facility was in July 2025 and the audit results were deemed satisfactory by SGS, our notified body. Additionally, our North Brunswick facility underwent its second annual MDSAP audit in October 2025 and the results were satisfactory.

International sales of medical devices manufactured in the U.S. that are not approved or cleared by the FDA are subject to FDA export requirements. Before exporting unapproved products to a foreign country, we must comply with the FDA's exporting procedures.

International Regulation of Medical Devices

Sales of medical devices are subject to regulatory requirements in many countries. The regulatory review process may vary from country to country. The EU and UK have adopted numerous directives and standards relating to medical devices regulating their design, manufacture, clinical trials, labeling, and adverse event reporting, including the EU Medical Device Directive, or MDD, and more recently, the MDR and the UK medical device regulations, or UKMDR. Devices that comply with the requirements of the MDD, MDR or UKMDR are entitled to bear a CE mark, or UK Conformity Assessed, or UKCA, mark in the UK, and can be distributed in EU countries, as well as the UK, Iceland, Lichtenstein, Norway, Turkey and Switzerland. Each member state of the EU and the UK has established a "Competent Authority" to apply the directive/regulations in its territory.

In April 2017, the EU adopted the new MDR regulations for medical devices, which replace the MDD and took effect as of May 26, 2021, with a transition period now ending in 2027 and 2028 for most Class II and Class III devices. Our products are subject to the MDR, which requires all of our products, regardless of classification, to obtain a new CE mark in accordance with the new, more stringent standards under the MDR. As a condition to CE mark approval, clinical evidence from clinical investigations will be required for Class III and implantable devices. As of January 2026, we have received substantially all of our MDR CE mark approvals.

The MDD and MDR define the essential requirements that devices must meet before being placed on the market, establish procedures for approving a device, and create directives for Competent Authorities. Essential requirements include manufacturing, design, performance, labeling, and safety requirements, and may include providing certain clinical data.

A manufacturer of low-risk devices typically may demonstrate conformity based on a self-declaration. The European Standardization Committees have adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes a presumption of conformity with the essential requirements. Manufacturers of higher-risk devices generally must use a "Notified Body"—an appointed independent third party—to assess conformity. This third-party assessment may consist of an audit of the manufacturer's quality system and testing of the manufacturer's devices. An assessment by a Notified Body in one country within the EU is generally required in order to commercially distribute the product. Most of our devices are considered higher-risk devices that require Notified Body assessment.

The MDD and MDR also address advertising and promotion of medical devices, clinical investigations, and requirements for handling adverse events. Post-market surveillance of medical devices is generally conducted on a country-by-country basis; however, the MDD and MDR set forth certain requirements for reporting adverse events. The Medical Device Vigilance system is the mechanism by which adverse event reporting is managed and monitored in the EU.

The UK left the EU on January 31, 2020, commonly referred to as "Brexit". We opened our Hereford, England office in 2019 largely in response to Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020. After December 31, 2020, medical device manufacturers wishing to import their devices into the UK were provided a transition period for registration of their devices until the end of 2021. We complied with this deadline, and all of our CE marks continue to be recognized in the UK. The UK Medicines and Healthcare Products Regulatory Agency, or MHRA, subsequently announced that CE marking will continue to be recognized in the UK and certificates issued by EU-recognized notified bodies will continue to be valid in the UK market until 2027 and 2028, in alignment with the MDR transition. After this time, all devices marketed in the UK will require UKCA marks certified by a UK "Approved Body." If we fail to obtain UKCA conformity our sales in the UK could be negatively affected. As of January 2026, we have received 18 of our 22 UKCA marks. We expect to receive the remaining UKCA marks in 2026.

If our products prove to be defective, we can voluntarily recall, or the FDA or international equivalent could require us to recall products. If someone is harmed by a malfunction or a product defect, we may experience product liability claims. Any corrective action, voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital. Future recalls or claims could also result in significant costs and adverse publicity.

In some cases, we rely on international distributors or third-party agents to obtain premarket approvals and complete product registrations. In the future, we expect to continue to rely on distributors and agents in this manner where appropriate.

Canada regulates medical devices through Health Canada, or HC. HC classifies medical devices into four classifications, with Class I being the lowest risk. Class I and II devices are often cleared for sale after they are CE marked or listed on the company's ISO certification and filed via fax-back applications. Higher risk devices (Class III and IV) require dossiers that resemble U.S. 510(k) applications. As a holder of Canadian device licenses, we are subject to inspection by HC at our Vaughan, Canada office, and we must maintain a valid MDSAP certificate. Our Vaughan, Canada office was most recently inspected in August 2017, the results of which were satisfactory. Our Burlington office was most recently audited under the MDSAP in July 2025, the results of which were satisfactory.

In Japan, the Ministry of Health, Labor and Welfare, or MHLW, regulates medical devices through the Pharmaceutical Affairs Law. As a holder of Japanese device licenses, we are also subject to inspection by several Japanese authorities including Japan's Pharmaceutical and Medical Device Agency, or PMDA, Tokyo Metropolitan Government, and third parties such as Japan's Electrical Safety & Environmental Technologies Laboratories, or JET. Our Tokyo office was most recently inspected by PMDA in May 2025 and by JET in October 2025, and the results of both inspections were satisfactory.

Australia regulates the import and sale of medical devices through the Therapeutic Goods Administration, or TGA. The TGA has built its regulatory framework around requirements similar to Europe. As such, lower risk medical devices may gain marketing clearance using their existing EU-issued CE marking. Higher risk devices must go through a design review which can be costly and take longer. Issued licenses for medical devices do not require renewal, but do require an annual fee to remain active. As a holder of Australian device licenses, we are also subject to inspection by TGA in both Australia and the United States. Our Burlington facility was inspected in July 2025 under the MDSAP and the results were satisfactory. Australia requires all foreign manufacturers to have an in country 'sponsor' who must have a licensed business inside Australia. Our licenses are managed by our sponsor, Emergo Group.

In China, the National Medical Products Administration, or NMPA, regulates and approves all medical devices. China has a three-class risk classification system, with Class I being the lowest. Home country approval, such as 510(k) or PMA clearance, is required as a prerequisite. Additionally, the NMPA often tests devices at its own testing laboratory. The approval process is lengthy and usually requires clinical trials. NMPA licenses are valid for five years and require renewal. As a holder of Chinese device licenses, we are subject to inspection by NMPA in both China and the United States. Our Shanghai offices were inspected by Shanghai Medical Products Authority in May 2024, and our Burlington facility was inspected by NMPA in October 2025, the results of which were satisfactory. The NMPA requires all companies located outside of China to appoint a legal entity that maintains a registered business inside of China as the license holder. After forming our Chinese subsidiary in 2015, we transferred our licenses from the third-party license holders to our subsidiary.

U.S. Regulation of Human Tissue

FDA

Our allografts are subject to extensive regulation by the FDA under Title 21 of the Code of Federal Regulations, Part 1271 (Human Cells, Tissues, and Cellular and Tissue-Based Products). These regulations were promulgated under Section 361 of the Public Health Service Act, which authorized the FDA to issue regulations to prevent the spread of communicable disease. Under these regulations, the FDA requires registration of establishments that process human cells, tissues, and cellular and tissue-based products. These FDA regulations also establish donor-eligibility criteria, current good tissue practice and other procedures to prevent the introduction, transmission, and spread of communicable diseases by such products, including through donor screening and testing. Our Fox River Grove facility is registered with the FDA's Center for Biologics Evaluation and Research. The regulations also provide for FDA inspection of tissue establishments. The FDA most recently inspected our Fox River Grove facility in March 2023, and the results were satisfactory. We have also registered our Burlington facility as a tissue processing, storage, and distribution center in anticipation of relocation of these processes to Burlington in 2026.

AATB

We voluntarily comply with the standards of the tissue bank industry's accreditation organization, the American Association of Tissue Banks, or AATB. The AATB has established standards for tissue banking and administers an accreditation program. Accreditation must be renewed every three years. Our Fox River Grove facility has been accredited by the AATB for the processing, storage, and distribution of cardiac and vascular tissue for transplantation through May 13, 2027. The AATB is entitled to inspect members at any time. The AATB most recently inspected our Fox River Grove facility in November 2023, and the results were satisfactory. We expect to apply for AATB accreditation at our Burlington facility in 2026.

NOTA

Under the National Organ Transplant Act, or NOTA, it is unlawful for any person or entity to knowingly acquire, receive, or otherwise transfer any human organ for valuable consideration for use in human transplantation if the transfer affects interstate commerce. However, "valuable consideration" excludes reasonable payments associated with the removal, transportation, implantation, processing, preservation, quality control, and storage of a human organ. We believe the compensation we receive with respect to our allografts falls within this statutory exception.

State Regulation

Certain states regulate the processing, storage and distribution of human tissue. We are licensed or registered with California, Delaware, Florida, Illinois, Maryland, New York, and Oregon. The regulatory agencies of these states may inspect our Fox River Grove facility from time to time to monitor compliance with their regulations.

Other U.S. Regulations

Our products and services are subject to a variety of state and local laws in jurisdictions where our products and services are marketed or distributed. There are federal, state, and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous substances. We are subject to various federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid, or any other federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future, or that such laws or regulations will not have an adverse effect on our business.

We are subject to federal, state, and local laws, rules, regulations, and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe we have complied with these laws and regulations and have never been required to correct any noncompliance, there can be no assurance that we will not be required to comply with environmental regulations in the future.

International Regulation of Human Tissue

Sales of human tissues services outside the US are subject to international regulatory requirements that vary from country to country. Similar to medical devices, an approval to distribute tissue in the EU is first obtained from a member state that allows entry of the tissue onto the European market. Subsequent distribution to other member states is subject to varying registration requirements based on the state and local authorities in that country. In Canada, our allograft preservation services are regulated by Health Canada's Biologics and Genetic Therapies Directorate, Health Products and Food Branch. We received approval to market our allograft preservation services in Canada in 2017. In the UK, we are regulated by the Human Tissue Authority, or HTA, and received approval to provide our allograft preservation services in 2022. Applications to UK and European states might also require an inspection of our facilities as well as our suppliers prior to approval. We made applications in 2023 to the Irish and German health authorities seeking approval to import and sell our allograft preservation services inside the European market. As a result of our applications, the German authority has inspected our Fox River Grove facility and two of our tissue recovery partners. The German authority granted us approval for import and sale of tissue produced at our Fox River Grove facility in October 2025.

Third-Party Reimbursement

United States

Healthcare providers that purchase medical devices generally rely on third-party payors, including the Medicare and Medicaid programs and private payors (such as indemnity insurers, employer group health insurance programs, and managed care plans) to reimburse all or part of the cost of those products. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. For example, Medicare reimbursement policies favor outpatient treatment. Furthermore, payments from Medicare, Medicaid, and other third-party payors are subject to legislative and regulatory changes and are susceptible to budgetary pressures.

In the U.S., third-party payors generally pay healthcare providers directly for the procedures they perform and in certain instances for the products they use. Our sales volumes depend on the extent to which third-party payors cover our products and the procedures in which they are used. In general, a third-party payor only covers a medical product or procedure when the plan administrator is satisfied that the product or procedure is medically necessary because it improves health outcomes, including quality of life or functional ability, in a safe and cost-effective manner. Even if a device has received clearance or approval for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the device and related procedures in which the device is used.

In many instances, third-party payors cover the procedures performed using our products using price fee schedules that do not vary reimbursement to reflect the cost of the products and equipment used in performing those procedures. In other instances, payment or reimbursement is separately available for the products and equipment used, in addition to payment or reimbursement for the procedure itself. Even if coverage is available, third-party payors may place restrictions on the circumstances in which they provide coverage or may offer reimbursement that is not sufficient to cover the cost of our products.

In addition, many third-party payors are moving to managed care systems in which providers contract to provide comprehensive healthcare for a fixed cost per person rather than the traditional fee for service model. Managed care providers often attempt to control the cost of healthcare by authorizing fewer elective surgical procedures. Under current prospective payment systems, such as the diagnosis-related group system and the hospital out-patient prospective payment system, both of which are used by Medicare and in many managed care systems used by private third-party payors, the reimbursement for our products is incorporated into the overall reimbursement of a procedure, and there is no separate reimbursement for our products.

International

Our success in international markets will depend partly upon the availability of reimbursement from the third-party payors through which healthcare providers are paid in those markets. Reimbursement and healthcare payment systems in non-U.S. markets vary by country. The main types of healthcare payment systems are government-sponsored healthcare and private insurance. As in the United States, reimbursement is subject to legislative and regulatory changes and budgetary pressures. Reimbursement approval must be obtained individually in each country. Outside the United States, we may pursue reimbursement approval in countries where we sell directly to the hospital. In other markets, we generally rely on our distributors to obtain reimbursement approval.

U.S. Fraud and Abuse Laws

We may directly or indirectly be subject to various U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the U.S. Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending a good or service for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment, and possible exclusion from Medicare, Medicaid, and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General, or OIG, has issued a series of regulations, known as "safe harbors." Safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy safe harbors may result in increased scrutiny by government enforcement authorities.

U.S. Patient Protection and Affordable Care Act

In March 2010, reforms to the U.S. healthcare system were adopted in the form of the Patient Protection and Affordable Care Act, or PPACA. Under the PPACA we are subject to the Open Payments Act, which requires detailed public disclosure of certain payments and "transfers of value" from us to healthcare professionals, such as the payment of royalties, compensation for services provided and reimbursement for travel and meal expenses. Certain U.S. states and foreign countries also require us to disclose similar information or even prohibit some forms of these payments.

Employees and Human Capital Management

We had 655 employees, including 646 full-time employees, as of December 31, 2025. Our full-time employees are as follows: 310 manufacturing and operations, 231 sales and marketing, 66 general and administrative and 39 research and development. On a monthly basis we review (1) hiring needs, (2) the number of new hires, and (3) our voluntary resignation rate. In 2025, our headcount decreased by 9 full-time employees, and our voluntary resignation rate was 8.8%.

Compensation and Benefits

We believe in providing competitive pay and benefits. We use third-party benchmarks to help determine wages. Our compensation is designed to attract, retain, and motivate employees to achieve results while balancing short- and long-term company performance. Annually, we work with external benefits consultants to evaluate the quality, competitiveness, and cost of our benefit offerings to all employees. In 2025, we increased our employer 401(k) match from 3% to 4% and reduced our 401(k) vesting from six years to three years.

Customers

Our sales are not dependent on any single customer or distributor, and we continue to expand our distribution channel worldwide through direct sales representatives and independent distributors. No single customer accounted for more than 2% of our net sales in 2025.

Corporate Information

On October 19, 2006, we executed our initial public offering, and our common stock trades on The Nasdaq Global Market under the symbol "LMAT." In January 2021 we changed our brand name from "LeMaitre Vascular" to "LeMaitre". Our principal executive offices are located at 63 Second Avenue, Burlington, Massachusetts 01803, and our telephone number is (781) 221-2266. Our website address is www.lemaitre.com.

Where You Can Find More Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations portion of our website (www.lemaitre.com) free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The address of the SEC's website is www.sec.gov. Information on our investor relations page and on our website is not part of this Annual Report on Form 10-K or any of our other securities filings unless specifically incorporated herein or therein by reference, and you should not consider any information contained in, or that can be accessed through, our website as part of this Annual Report on Form 10-K. The SEC maintains an internet site that contains reports, proxy and information statements, and other information. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless required to do so by law. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, our Compensation Recovery Policy, and the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees are available on our website and are available in print to any stockholder who requests such information.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should consider the following information about the risks described below, together with the other information contained in this Annual Report on Form 10-K and in our other public filings in evaluating our business. The following factors, among others, could cause our actual operating results to differ materially from those indicated or suggested by forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere by management. Investors should consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are not material may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.


Summary of Risk Factors


Our business, financial condition, results of operations, cash flows and the trading price of our common stock are subject to numerous risks and uncertainties, including, but not limited to, the following:

- We may not be able to maintain our historical profit growth rates, which have been driven by pricing increases, sales force expansion and operating leverage, and our operating income results may vary significantly from period to period.
- Our ability to grow sales and maintain profitability depends in part on our ability to increase prices or avoid price concessions; competitive pressures, reimbursement changes, healthcare cost containment efforts, and customer purchasing behavior could limit pricing flexibility.
- We operate in highly competitive medical device markets and face competition from companies with greater resources, broader product portfolios, more extensive distribution networks and alternative technologies, including endovascular procedures.
- A significant portion of our growth has historically depended on acquisitions, and our inability to identify, complete or successfully integrate acquisitions or develop new products could adversely affect our growth strategy and operating results.
- Adverse global economic conditions, trade tensions, tariffs and currency fluctuations could reduce demand for our products, increase costs and negatively affect our international operations.
- We derive a substantial portion of our sales from outside the United States and are subject to risks associated with international operations, including regulatory complexity, reimbursement changes, distributor relationships, foreign exchange volatility, political instability and compliance with anti-corruption and trade laws.
- Our reliance on sole-source and limited-source suppliers, including suppliers of biologic and tissue-based products, exposes us to supply disruptions that could delay production and processing, increase costs or result in lost sales.
- Some of our products are sold to clinical call points outside our core vascular surgeon customer base, and our sales representatives may not be successful in expanding adoption in those markets.
- Cybersecurity incidents, data breaches, failures of information technology systems, and reliance on third-party service providers could disrupt operations, compromise sensitive information, expose us to regulatory actions or litigation, and harm our reputation.
- The ongoing implementation and expansion of our enterprise resource planning system presents operational and internal control risks that could disrupt business processes and financial reporting.
- Our tissue processing, preservation and cryopreservation services are subject to unique operational, sourcing and regulatory risks, including donor tissue availability, accreditation requirements and compliance with complex human tissue laws.
- Disruptions at our manufacturing or processing facilities due to natural disasters, accidents, equipment failures or other events could impair our ability to manufacture and distribute products.

- The use or misuse of our products or tissues may result in product liability claims, recalls or regulatory actions that could be costly, damage our reputation and adversely affect our business.
- We are subject to extensive and evolving domestic and international regulatory requirements governing medical devices, human tissue, regulated substances, data privacy and healthcare compliance, and failure to obtain or maintain required approvals, certifications or compliance could limit our ability to sell products or result in enforcement actions.
- Our convertible senior notes require ongoing cash payments, may constrain financial flexibility, expose us to liquidity risks, and could result in dilution of our stockholders upon conversion.
- Our ability to protect and enforce our intellectual property is limited, and claims that we infringe third-party intellectual property could result in costly litigation, product redesigns or loss of market access.
- The market price of our common stock may be volatile due to factors beyond our control, and our Chief Executive Officer and Chairman's ownership position may influence matters requiring stockholder approval.
- We may not be able to continue paying dividends at historical levels, or at all, depending on our financial performance, capital needs and contractual restrictions.

Risks Related to Our Business

We may not be able to maintain our historic levels of profit growth.

Our operating income grew 30% in 2025 and 42% in 2024. This growth resulted principally from the growth of our sales force, average selling price increases, and operating expense restraint. If we are unable to replicate these favorable factors (or others) in 2026 or future years, our operating income growth could slow or disappear. Other factors that may affect our profitability growth include:

- the level and timing of future sales, manufacturing costs, and operating expenses;
- changes to our pricing strategy;
- the productivity and growth of our direct sales force;
- global economic conditions and trade tensions;
- fluctuations in foreign currency exchange rates;
- market acceptance of our new products and services;
- our ability to successfully build direct sales organizations in new markets;
- our ability to successfully acquire and develop products;
- our ability to successfully integrate acquired businesses;
- the impact on our business of competing products, technologies, and procedures;
- our ability to obtain or maintain regulatory approvals;
- reimbursement rates for our medical products and procedures;
- the cost of litigation and other events such as cybersecurity incidents; and
- changes in tax laws.

Operating income growth may also vary significantly quarter-to-quarter due to fluctuations in our business that may be driven by the timing of, among other things, acquisitions, new product introductions, product discontinuations, product recalls, regulatory approvals, sales incentive programs, litigation, changes to tax law, and changes to our sales force or other personnel.

If we are unable to increase our selling prices to customers, or if we are required to make price concessions, our sales growth could be reduced and our operating results could suffer.

In recent years a material portion of our sales growth has been driven by higher average selling prices, particularly with respect to our valvulotome and carotid shunt products. We cannot guarantee that we will be able to continue to increase selling prices at the same pace. The following factors, among others, could inhibit our ability to increase prices, in the future:

- customer tolerance for additional price increases;
- competitive pressures discussed below in these Risk Factors;
- product defects, failures, or recalls negatively affecting the reputation of our business or products;
- reductions in healthcare spending, particularly in the United States, in response to government-enacted healthcare reform, general economic conditions, or the influence of accountable care organizations;
- reductions to reimbursement rates for the medical procedures in which our products are used; and
- certain marketplace changes, such as hospitals joining group purchasing organizations, integrated delivery networks, and managed care organizations.

If we are unable to raise prices in the future or unable to do so at the same pace as we have done in the recent past, we may experience a reduction in our net sales growth and our operating results could suffer. Additionally, even to the extent we are able to increase prices in the future, certain customers may respond to price increases by reducing or eliminating purchases with us, which could negate or reduce the financial benefit of those price increases.

We face competition from other medical device companies and alternative medical technologies, and we may not be able to compete effectively.

The segments in which we primarily operate are competitive, subject to change, and affected by new product, and in some cases, procedure, introductions. Our competitors vary by product line, as no company directly competes against us with respect to all our offerings. Certain competitors:

- have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, and larger research and development or regulatory staffs and resources;
- have stronger reputations and relationships with our target customers;
- have developed more extensive distribution channels;
- are or may be able to manufacture and distribute products more efficiently at lower costs and offer comparable products at lower prices;
- have greater experience in developing and improving products, obtaining regulatory approvals, and manufacturing and marketing products;
- may develop technologies and products that are safer, more effective, easier to use, or less expensive than ours; and
- may obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us.

Our open vascular surgical products additionally compete to varying degrees with endovascular devices, and we may experience sales erosion to the extent industry trends favor endovascular procedures. We are also potentially vulnerable to companies outside of the peripheral vascular device space that may develop technologies, products, procedures, or services that may impact the demand for or use of our products and services. To the extent we experience increased competitive pressures, whether direct or indirect, we could suffer loss of sales and market share or need to undertake competitive countermeasures, such as price reductions, that could cause our operating results to decline.

If we are unable to source, acquire and integrate new businesses, product lines, or technologies, we may not achieve our growth objectives and our results of operations could suffer.

We have limited internal research and development resources and capabilities. We have historically introduced few internally-developed new devices to market. A significant portion of our growth has been driven by acquisitions. Although we have completed 25 acquisitions since our founding, we have not completed a material acquisition since 2020. Acquisition targets in the open vascular surgery space may be limited, and even to the extent that we are able to identify acquisition opportunities, there may be reasons that we are unable to consummate acquisitions, including, without limitation, an inability to agree upon acceptable acquisition terms, the presence of competitive bids, and regulatory or antitrust challenges. We may choose to pursue acquisitions in adjacent call points, such as the cardiovascular call point, which may offer fewer synergies and may be more costly or time consuming to integrate. If we are unable to complete future potential acquisitions, our ability to grow may be inhibited.

Even to the extent we complete acquisitions, we may experience:

- difficulties in integrating acquired businesses, personnel, and products into our existing business;
- difficulties or delays in integrating manufacturing operations into our existing business or successfully replicating manufacturing processes at new manufacturing facilities on a cost-effective basis;
- decline in our corporate gross margin due to lower margins associated with acquired devices;
- reduction in volume from key customers, particularly where the acquired company had concentrated sales;
- diversion of management's time from other business concerns;
- higher costs of integration than anticipated, especially in call points other than open vascular surgery;
- unanticipated liabilities included as part of the acquisition;
- disputes or litigation with former owners related to contingent payments, liabilities assumed, or other matters;
- challenges in complying with regulatory requirements to which we were not previously subject;
- increased regulatory scrutiny;
- challenges in transferring, maintaining or obtaining regulatory approvals for acquired products;
- difficulties in retaining key employees of the acquired business;
- difficulties or delays in transitioning clinical studies or unfavorable results from such clinical studies;
- loss of key suppliers or issues with the ongoing supply of the acquired product from its former owners;
- charges related to the acquisition of in-process research and development; or
- dilution as a result of equity financing or the incurrence of additional debt required to fund acquisition costs.

We could also discover deficiencies withheld from us due to fraud or otherwise not uncovered in our due diligence, including deficiencies in internal controls, data adequacy and integrity, product quality, and regulatory compliance, as well as undisclosed contractual or other liabilities and product liabilities, any of which could result in us becoming subject to penalties or other liabilities. Any of these difficulties could negatively impact our ability to realize the intended and anticipated benefits from acquisitions.

Adverse global economic conditions and trade tensions could have a negative effect on our business, results of operations, and financial condition and liquidity.

Sustained uncertainty about, or worsening of, global economic conditions and tariffs and escalations of tensions between the United States and its trading partners could result in a global economic slowdown and long-term changes to global trade. Such events may also cause customers to reduce, delay or forego spending on our products, which could negatively affect demand for our products and our business, financial condition and results of operations. In addition, these conditions could increase the cost of our goods imported in markets outside the United States, further pressuring sales growth and margin and adversely impacting our operating performance. However, we believe our U.S. domestic business is unlikely to be materially affected by tariffs as we manufacture our products in the United States.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations, and financial condition.

We derive a significant portion of our net sales from outside of the United States. For the year ended December 31, 2025, 43% of our net sales were international. Our international sales operations expose us and our representatives, agents, and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- fluctuations in foreign currency exchange rates;
- the imposition of additional U.S. and foreign governmental controls or regulations, including export licensing requirements and other trade restrictions;
- the imposition of duties and tariffs and, in some cases, retaliatory tariffs;
- the risk of non-compliance with the Foreign Corrupt Practices Act or other anti-corruption laws by our personnel, distributors, and other agents;
- changing medical device regulations that may impede our ability to register our products in one or more jurisdictions;
- the imposition of U.S. or international sanctions against a country or party with whom we do business;
- changes in third-party reimbursement policies;
- clawback of funds spent on healthcare in excess of budgeted amounts by foreign governments;
- the imposition of restrictions on the activities of foreign agents, representatives, and distributors;
- scrutiny of foreign tax authorities, which could result in fines, penalties, and additional taxes;
- pricing pressure;
- laws and business practices favoring local companies;
- longer payment cycles;
- difficulties in enforcing agreements and collecting receivables;
- difficulties in enforcing or defending intellectual property rights;
- exposure to different legal, data privacy, and political standards; and
- political, economic, or social instability.

We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact the results of operations.

We may experience disruptions to our international business to the extent we transition our sales strategy in certain international jurisdictions from a distributor-based approach to a direct sales model.

We will typically enter new international markets by engaging a third-party distributor to conduct sales on our behalf. From time to time, we may choose to transition select international markets to a direct sales model. For example, in 2025, we transitioned away from a distribution model to a direct sales model in Portugal and Czechia. Local law or contractual terms may require us to compensate the distributor that is being eliminated, and we may incur new or sometimes unexpected costs associated with setting up a local entity and employing local staff. An increase in our near- and long-term costs of doing business in the relevant market may therefore occur. Additionally, we may not have adequate knowledge of or experience in the relevant market such that our sales may decline in the relevant market after going direct.

Our dependence on sole- and limited-source suppliers could hinder our ability to deliver our products and services to our customers and could harm our results of operations.

We rely on sole- and limited-source suppliers for many of our important components and certain products, including our VascuCel and CardioCel biologic patch, Artegraft biologic vascular graft and Omniflow biosynthetic vascular graft. There are relatively few, or in some cases no, alternative, validated sources of supply for our sole-sourced materials and products. We do not always have supply agreements in place with suppliers, instead placing orders on an as-needed basis. At any time, these suppliers could discontinue or become incapable of the manufacture or supply of these materials or products. We do not ordinarily carry a significant inventory of these materials and products. Identifying and qualifying additional or replacement suppliers, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our suppliers or failure to obtain replacement suppliers would interrupt our ability to manufacture our products and result in production delays and increased costs. This could lead to loss of sales and customers, and our results of operations could be harmed. In some cases, changes to raw material suppliers or use of alternative raw materials may require significant testing and subsequent regulatory approval.

With respect to our RestoreFlow allografts, we rely on tissue procurement organizations to provide donated tissue to us. While we have relationships with multiple tissue procurement organizations, we cannot be sure that a sufficient supply of suitable human tissue will be available to us, in which case our allograft preservation service revenues could be adversely affected.

Some of our devices are sold to a different call point, and we may not be successful in selling to that newer call point.

In terms of marketing and sales efforts, our primary call point focus is the vascular surgeon. Some of our products are sold to a call point that is different from this main call point. For example, historically, a significant portion of RestoreFlow and CardioCel sales have been to cardiac surgeons. Our success in selling products like RestoreFlow and CardioCel will depend, in part, on our sales representatives devoting a portion of their time and establishing relationships with cardiac surgeons. If they do not undertake these activities or are unsuccessful in doing so, then this could lead to lower RestoreFlow and CardioCel sales. Cross-selling opportunities to cardiac surgeons are limited at LeMaitre. Also, if our sales representatives spend less time focused on vascular surgeons, the sales of our vascular products could decrease.

Cybersecurity breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of business, we collect, store, and transmit business-critical and confidential information (including, but not limited to, information about our business, financial information, personal data, intellectual property, and in some very limited instances, patient data).

The secure processing, storage, maintenance, and transmission of business-critical and confidential information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by threat actors or viruses, breaches, interruptions due to employee error, malfeasance, poor password management, lapses in compliance with privacy and security mandates, or other disruptions.

For example, in January 2026, we experienced a cybersecurity incident in response to which we activated our cybersecurity incident response plan and engaged third party external advisors to assist with containment and mitigation activities and to investigate the nature and scope of the incident. We securely restored our critical systems and access to those systems, and following the incident, we operated, in some cases, under alternative processes and procedures to ensure business continuity, which may affect certain of our internal controls and require mitigation. We experienced minimal to no disruption in the manufacture and release of our products and the provision of our products and services to our customers. Our investigation into, and analysis of, potentially impacted data remains ongoing, in connection with which we will evaluate any notification obligations. As of the date of this Annual Report, we believe that the incident has not had a material impact on our overall financial condition or results of operations and that the incident is not reasonably likely to have a material impact on our financial condition or results of operations. However, we remain subject to various risks due to the incident, and, as a result, cannot provide assurances that the incident will not be determined to have a material impact in the future.

The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer threat actors, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology and telecommunications systems are essential to the operation of our business and our ability to perform day-to-day operations. Although we make efforts to maintain the security and integrity of these systems, and we have implemented various measures to manage the risk of a security breach or disruption, no security measure is infallible and there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions will not be successful or damaging. Our information technology systems may have vulnerabilities, and we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks, such as ransomware attacks. Although we have experienced cybersecurity incidents from time to time that we believe have not had a material adverse effect on our business, financial condition, or results of operations, including one described above, there can be no assurance that a cyber-attack, security breach, or other cybersecurity incident will not have a material adverse effect on us in the future. A significant cyber incident, including system failure, security breach, disruption by malware or other damage, could interrupt or delay our operations, result in a violation of applicable cybersecurity and privacy and other laws, damage our reputation, cause a loss of customers, expose sensitive customer and employee data, or give rise to monetary fines and other penalties.

Like many companies, we engage third-party vendors and service providers to store and otherwise process some of our data, including sensitive and personal information. Our vendors and service providers may also be the targets of the risks described above, including cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers' data security is limited, and third parties may be able to circumvent any security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of our data, including sensitive and personal information, and disruption of our or third-party service providers' systems. We and our third-party service providers may also face difficulties in identifying, or promptly responding to, potential security breaches and other instances of unauthorized access to, or disclosure or other loss of, information.

Any security breach or interruption, as well as any action by us or our employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where we conduct business, could result in enforcement actions by state or federal governments or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, diversion of management efforts and damage to our reputation. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, our measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, our insurance may be insufficient to cover our losses resulting from cyber-attacks, breaches, or other interruptions, and any incidents may result in loss of, or increased costs of, such insurance. The successful assertion of one or more large claims against us that exceed available insurance coverage, the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

We depend on our information technology and telecommunications systems, and any failure of these systems could harm our business.

We depend on a range of information technology and telecommunications systems to operate our business. For example, our software systems affect or support a broad range of business processes and functional areas, including, for example, systems handling accounting, manufacturing, inventory control, human resources, financial controls and reporting, sales administration, and other operations. We maintain preventive and detective security controls and seek to enhance such controls by, for example, augmenting the monitoring and alerting functions, network design, and automatic countermeasure operations of the systems we use. We also periodically assess the adequacy of our systems.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including system or network failures, malicious human acts, and natural disasters. Moreover, as demonstrated by the cybersecurity incident we experienced in January 2026 described above, despite network security and back-up measures, some of our systems are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems that could adversely affect the operation of our business, including from significant downtime of our information technology or telecommunications systems or those used by our third-party suppliers, or a loss of data or a material delay in our access to our data. Any sustained disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

We may experience challenges with the ongoing implementation of our new enterprise resource planning system.

While we have largely completed the implementation of a new enterprise resource planning, or ERP, system in the United States and United Kingdom, we are continuing to expand its adoption internationally. ERP system implementations are complex, time-consuming, labor intensive, and involve substantial expenditures. The new ERP system is critical to our ability to gather important information; obtain and deliver products; send invoices; fulfill contractual obligations; maintain books and records; provide accurate, timely and reliable reports on our financial and operating results; and otherwise operate our business. ERP system implementations also require transformation of internal processes. Any such implementation involves risks, including loss of information and potential disruption in operations. The implementation and maintenance of the new ERP system may be subject to delays and cost overruns.

Any disruptions, delays, or deficiencies in the implementation of the new ERP system could negatively affect our ability to process orders, ship products, send invoices, fulfill contractual obligations, accurately maintain books and records, provide accurate, timely, and reliable reports on our financial and operating results, including reports required by the SEC such as the evaluation of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and otherwise operate our business. Additionally, if we do not complete the implementation of the new ERP system throughout our worldwide operations as planned, the effectiveness of our internal control over financial reporting could be adversely affected.

Our tissue processing and preservation services are subject to a variety of risks, including those related to the procurement of human tissue and regulatory requirements.

Our ability to successfully provide RestoreFlow allograft processing, preservation and distribution services may be affected by the following:

- maintenance of quality standards and controls to mitigate the risk that processed tissue cannot be sterilized;
- compliance with regulatory and legal requirements specific to human tissue or changes in those requirements;
- maintenance of our AATB accreditation, FDA establishment registration and state and foreign country licensures;
- the degree to which the tissue procurement organizations with which we work are successful in procuring the gift of tissue donation;
- procurement from tissue procurement organizations of adequate amounts of human tissue of a type and quality that meets our specifications;
- processing human tissue in a cost-effective manner;
- controlling turnover in a workforce skilled in tissue processing and cryopreservation; and
- compliance of our tissue procurement organizations to current good tissue practices.

Additionally, we intend to transfer the majority of our human tissue processing and preservation operations from our Fox River Grove facility to our Burlington headquarters by the end of 2026. This will necessitate setting up new clean rooms suitable for processing and preservation of human tissue as well as new storage facilities, training a Burlington-based workforce and obtaining new accreditations and registrations, which may take longer or be more costly than expected.

Our failure in any one or more of these areas could adversely impact our ability to provide processing, preservation, and distribution services related to allografts and therefore our business and operations.

Any disruption in our manufacturing facilities could harm our results of operations.

Our principal worldwide executive, distribution, and manufacturing operations are located in five leased facilities in Burlington, Massachusetts. We also have a manufacturing site in North Brunswick, New Jersey as well as a tissue processing, preservation and distribution facility in Fox River Grove, Illinois. These facilities and the equipment we use to manufacture our products and services would be difficult to replace and could require substantial lead-time to repair or replace in the event of a natural or man-made disaster. In the event of a disaster, we may be required to shift production or processing to alternate manufacturing facilities, and we would be forced to rely on third-party manufacturers, if available. Although we carry insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses, including potential damage to our reputation, and may not continue to be available to us on acceptable terms, or at all.

The use or misuse of our products and the tissues we distribute may result in injuries that lead to product liability lawsuits or legal actions, which could be costly to our business.

If our products or the tissue we process are defectively designed, manufactured, processed, or labeled; contain defective components; are misused; or found to have caused or contributed to injuries or death, we may become subject to costly litigation. Although we offer training for physicians in accordance with our products' instructions for use, we do not require that physicians be trained in the use of our products, and physicians may use our products incorrectly or in procedures not contemplated by us or our products' instructions for use. Product liability claims could divert management's attention from our core business, damage our reputation, be expensive to defend, and result in sizable damage awards against us.

We cannot assure you that our product liability insurance coverage will be sufficient to satisfy claims made against us. Further, we may not be able to maintain the same level of coverage, and we may not be able to obtain adequate coverage at a reasonable cost and on reasonable terms, if at all. Additionally, if any such product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business could be harmed.

From time to time, we are involved in litigation where the outcome is uncertain and which could entail significant expense.

We are subject, from time to time, to legal proceedings and litigation, including, but not limited to, actions relating to product liability, employment matters, intellectual property, contract disputes, and other commercial matters. Because the outcome of litigation is inherently difficult to predict, it is possible that the outcome of litigation, or even simply the defense of litigation, could entail significant costs for us, divert management's attention, and adversely affect our reputation. The fact that we operate in international markets also increases the risk that we may face legal exposure as we seek to comply with a large number of varying legal and regulatory requirements. If any such proceedings were to result in an unfavorable outcome, it could adversely affect our results of operations.

If we are not able to navigate executive officer transitions and retain key personnel, our business may be harmed.

The majority of our executive team, including our Chief Executive Officer, our President, and our Senior Vice President of Operations, has significant tenure with the company; is highly knowledgeable of the Company's business, operations, budgeting, strategy, product offerings, resources, and personnel; and maintains key external relationships on behalf of the Company. We believe that these long-tenured employees have been integral to the success of the Company. The unexpected or unplanned departure of one or more of them could be disruptive to day-to-day operations. Significant resources and attention may need to be expended at the executive and Board levels to identify and onboard successors in the event of an unexpected or unplanned departure.

The loss of key personnel could be disruptive to our operations and materially adversely affect our financial performance. We do not carry, nor do we currently intend to obtain, significant key-person life insurance on officers or other employees. Our success will depend on attracting and retaining qualified personnel and rapidly replacing and developing new management, as needed. The number of potential employees who have the extensive knowledge needed to develop, sell, and maintain our offerings is limited, and competition for their services is intense. There can be no guarantee that we will be able to attract and retain such personnel. If we are unable to do so, our business, operating results, and financial condition could be materially adversely affected. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications.

Risks Related to the Regulatory Environment

Our business is subject to complex, costly, and burdensome regulations. We could be subject to significant penalties if we fail to comply.

The production and marketing of our products and services and our ongoing research and development are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices and human tissue are wide-ranging and govern, among other things, the testing, marketing, and premarket clearance or approval of new medical devices and services related to human tissue, as applicable, in addition to regulating manufacturing and processing practices, reporting, promotion and advertising, importing and exporting, labeling, and record-keeping procedures.

In recent years, there has been an increase in the scope and enforcement of data privacy laws in the jurisdictions in which we do business. The European Parliament adopted the General Data Protection Regulation, or GDPR, effective May 2018. The California Consumer Privacy Act, or CCPA, effective January 2020, requires covered companies to provide, among other things, new disclosure to consumers about such companies' data collection, as well as new use and sharing practices. Following the passage of the CCPA, several other U.S. states passed similar data privacy laws. In 2023, Europe finalized the first-ever comprehensive legal framework for governance of the use of artificial intelligence, the EU Artificial Intelligence Act, with a rolling effective date that commenced in 2025. Compliance with these varying regimes has caused and will cause us to incur additional costs, including those that may result from any non-compliance or asserted non-compliance.

Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following:

- issuing public warning letters to us;
- imposing fines and penalties on us;
- issuing an injunction preventing us from selling or distributing our products;
- bringing civil or criminal charges against us;
- ordering a recall of, or detaining or seizing, our products or cryopreserved human tissue; or
- withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, our business, results of operations, and brand could be materially adversely affected.

If we are not successful in obtaining additional and maintaining current clearances and approvals from U.S. governmental agencies for our medical devices, we might not be able to sell our products, and our future growth might be hampered.

Each medical device that we wish to market in the United States generally must receive either 510(k) clearance or PMA approval. Either process can be lengthy and expensive. The FDA's 510(k) clearance procedure usually takes three to twelve months. Although 510(k) clearances have been obtained for nearly all of our current products that require such clearances, the FDA may condition, limit or prohibit our sales of these products if safety or effectiveness problems develop with the devices. Our new products or significantly modified existing products could be denied 510(k) clearance.

The FDA may also require the more extensive PMA process for certain products. The PMA approval process is more costly, lengthy, and uncertain. It generally takes from six months to three years. Achieving initial premarket approval typically requires extensive clinical trials and may require the filing of numerous amendments. We do not have significant experience in obtaining PMA approval or conducting these studies for our products.

Our ability to market our products outside the United States is also subject to regulatory approval, including our ability to demonstrate the safety and effectiveness of our products in the clinical setting. Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses or the claims for which the product may be labeled and promoted, which may limit the market for our products. If we do not obtain and maintain foreign regulatory or FDA approval with respect to our products, as applicable, we will not be able to sell our products, and our future growth could be affected.

If we or some of our suppliers fail to comply with the FDA's Quality Management System Regulation (QMSR) and other applicable requirements, our manufacturing or processing operations could be disrupted, and we may become subject to a variety of FDA enforcement actions.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. If the FDA finds that we have failed to comply with any regulatory requirements, it can institute a wide variety of enforcement actions, including, but not limited to, warning letters, fines, and penalties, injunctions, civil or criminal charges, mandatory recalls, and withdrawal of clearances to sell products.

We and some of our suppliers must comply with the FDA's QMSR, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage, and shipping of medical devices. Our Fox River Grove operations, as well as certain operations in our Burlington facility, must comply with the FDA's current Good Tissue Practices. The FDA enforces its regulations through pre-announced and unannounced inspections. We are subject to such inspections by the FDA and other regulatory bodies. The timing of future audits is unknown, and it is possible that audits may result in one or more unsatisfactory results. If we or one of our suppliers fails an inspection, or if a corrective action plan adopted by us or one of our suppliers is not sufficient, the FDA may bring an enforcement action against us.

We participate in the Medical Device Single Audit Program (MDSAP), which allows manufacturers to undergo a universal quality system audit that is accepted in the U.S., Japan, Australia, Canada and Brazil in lieu of individual routine audits by each regulator. Maintenance of this certification is a requirement to maintain sales in certain geographies, including Canada. Failure to maintain this certification in good standing could result in suspension of our sales efforts in Canada or other geographies.

We are also subject to the FDA's general prohibition against promoting our products for unapproved or off-label uses and to the medical device reporting regulations that require us to report to the FDA if our products may have caused or contributed to a death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports with the FDA of some device corrections and removals, and we must adhere to the FDA's rules on labeling and promotion. If we fail to comply with these or other FDA requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take significant enforcement actions, which could harm our business, results of operations, and our reputation.

In addition, most other countries, such as Japan and Korea, require us to comply with manufacturing and quality assurance standards for medical devices that are similar to those in the United States before marketing and selling our products in those countries.

If we do not comply with international regulatory requirements to market our products or if we need to modify our operations or products as a result of such requirements, our business may be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. These requirements may differ from our experiences with the FDA. In some countries, we rely on our international distributors to obtain premarket approvals, complete product registrations, and comply with clinical trial requirements. Failure by us or our distributors to satisfy applicable medical device regulations would negatively impact our ability to sell our products in foreign countries and thereby negatively affect our operating results.

In order to market our medical devices in the EU we are required to obtain CE marks, which denote conformity to the essential requirements of the EU Medical Device Directive, or MDD, and the EU Medical Device Regulation, or MDR. The MDR took effect May 26, 2021, and replaces the MDD. Depending upon device classification, the deadline for compliance with the MDR with respect to our products is either December 31, 2027 or 2028, meaning we must obtain a new CE mark in accordance with the MDR by such date. Manufacturers of higher-risk devices generally must use a Notified Body, an appointed independent third party, to assess conformity. We currently use two Notified Bodies. We previously received CE marks under the MDD to sell most of our products. As of January 2026 we have received substantially all of our products' CE marks under MDR.

In connection with the UK's exit from the EU, the UK Medicines and Healthcare Products Regulatory Agency, or MHRA, announced that CE marking will continue to be recognized in the UK and certificates issued by EU-recognized Notified Bodies will continue to be valid in the UK market until the 2027 and 2028 MDR compliance deadlines. Following such dates, all devices marketed in the UK will require UK Conformity Assessed, or UKCA, marks. We have received UKCA marks for 18 of our 22 product lines so far. If we fail to timely obtain UKCA marks for our products, our sales in the UK could be negatively affected.

Our facilities are subject to periodic inspection by numerous regulatory authorities, including governmental agencies and Notified Bodies, and we must demonstrate compliance with applicable medical device regulations. Any failure by us to comply with regulatory requirements may necessitate corrective action by us, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken. There can be no assurance that we will be found in compliance with all applicable standards in future audits.

We also pursue registrations in other jurisdictions in which we sell our devices directly, including, without limitation, Japan and China. In 2015, the China Food and Drug Administration, or NMPA, significantly increased the application fees for product registrations and imposed additional requirements for obtaining product approval, which includes requirements for conducting clinical trials to support the registration application process on newly-introduced products in China. As a result, we may not seek registration for certain products where the registration and trial costs are not justified by anticipated sales. Any delay or failure to obtain foreign product registrations could have a negative impact on our results of operations.

Oversight of the medical device industry might affect the manner in which we may sell medical devices and compete in the marketplace.

There are laws and regulations that govern how healthcare companies may market their products and services to healthcare professionals, including for example, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, state law equivalents to these federal laws that are meant to protect against fraud and abuse, and analogous laws in foreign countries. Violations of these laws are punishable by criminal and civil sanctions and debarment from state or federal healthcare programs. Although we strive to comply with those laws and regulations, we cannot assure you that government officials will not assert that we are in violation of those laws or regulations. Federal and state laws are also sometimes open to interpretation, and from time to time we may find ourselves at a competitive disadvantage if our interpretation differs from that of our competitors.

Even after our products have received marketing approval or clearance, our products and the tissue we process may be subject to recall. Licenses, registrations, approvals, and clearances could be withdrawn or suspended due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval.

Our products, services, marketing, sales, development activities, and manufacturing processes are subject to extensive and rigorous regulation by the FDA, by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. If those regulatory bodies believe that we have failed to comply with regulatory standards, there can be no assurance that any approval, licensure, or registration will not be subsequently withdrawn, suspended or conditioned upon extensive post-market study requirements, even after having received marketing approval or clearance or licenses and registrations. Further, due to the interconnectedness of the various regulatory agencies, particularly within the EU, there is also no assurance that withdrawal or suspension of any of our approvals, licenses, or registrations by any single regulatory agency will not precipitate one or more additional regulatory agencies from also withdrawing or suspending their approval, license, or registration.

In the event that any of our products prove to be defective, we can voluntarily recall, or the FDA or foreign equivalent could require us to recall, any of our products. In the EU and UK, adverse event reporting requirements mandate that we report incidents which led or could have led to death or serious deterioration in health. Recalls, whether voluntary or required, could result in significant costs to us and significant adverse publicity. In severe instances, the FDA may also issue a warning letter, destruction of defective product, and/or order the suspension or cessation of manufacturing of defective product. Additionally, if someone is harmed by a malfunction or a product defect, we may experience product liability claims for such defects. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital and may harm our financial results. Future recalls or claims could also result in significant costs to us and significant adverse publicity, which could harm our ability to market our products in the future. For example, in April 2025, we voluntarily notified our regulatory bodies of an inadequate seal on the packaging of our TufTex Over-the-Wire, Pruitt Occlusion, and Pruitt Irrigation catheters, which may result in a compromised sterile barrier. Notice was provided to each of our customers of the inadequate seal, and customers were offered a product replacement for any existing inventory on hand. The financial impact of the voluntary notification is not expected to be material to our business. Additionally, in August 2025, the FDA issued us a warning letter detailing findings from an April 2025 inspection at our Artegraft facility in North Brunswick. We have responded to all the cited observations, and the FDA has indicated that they will confirm implementation in a follow-up inspection. The financial impact of this warning letter is not expected to be material to our business, and there has been no disruption to our Artegraft sales.

Certain of our products contain materials derived from animal sources and may become subject to additional regulation.

Our AlboGraft vascular grafts, Artegraft vascular graft, XenoSure biologic patch, and CardioCel and VascuCel biologic patch products contain bovine tissue or material derived from bovine sources, and our Omniflow II Biosynthetic Vascular Graft contains ovine tissue. Products that contain materials derived from animal sources are increasingly subject to scrutiny in the media and by regulatory authorities. Regulatory authorities are concerned about the potential for the transmission of disease from animals to humans. This public scrutiny has been acute in Japan and Western Europe with respect to products derived from animal sources because of concern that bovine materials infected with the agent that causes bovine spongiform encephalopathy, otherwise known as BSE or mad cow disease, may, if ingested or implanted, cause a variant of the human Creutzfeldt-Jakob Disease, an ultimately fatal disease with no known cure. Cases of BSE in cattle discovered in Canada and the United States have also increased awareness of the issue in North America. Certain regions or countries have issued regulations that require products to be processed from bovine tissue sourced from countries like Australia or New Zealand where no cases of BSE have occurred. Products that contain materials derived from animals, including our products, may become subject to additional regulation, or even be banned in certain countries. Significant new regulations, or a ban of our products, could impair our current business.

We may incur additional costs or encounter supply challenges if chemicals or substances used in the manufacture, packaging, or sterilization of our products are restricted or banned as a result of environmental concerns.

Certain of our products are manufactured, packaged, or sterilized using chemicals or substances that have drawn environmental concern. To the extent that the use of such chemicals or substances is restricted or banned, options to replace such chemicals or substitutes may not be readily available to us.

Per-and polyfluoroalkyl substances, or PFAS, are a group of chemicals that are used in a broad range of consumer and industrial products, including medical devices and related packaging. In October 2023, the Environmental Protection Agency, or EPA, released final rules requiring companies to report the manufacture or import of PFAS-containing products. Multiple states have also instituted bans on PFAS-containing products and mandated reporting on usage. These requirements collectively impose a high compliance burden, and further regulation of PFAS usage is expected. Although we have not been materially affected by PFAS regulations to date, the ultimate impact and associated cost of compliance is uncertain.

Certain of our products are sterilized using ethylene oxide, or EtO. Concerns over EtO being released into the environment at unsafe levels have led to a range of regulatory proposals and actions; various regulatory enforcement activities against EtO facilities, including closures and temporary closures; and lawsuits against EtO service providers. The U.S. has a limited number of EtO facilities. Any permanent or temporary closures or disruption to the operations of these facilities could impair our ability to sterilize certain of our products, which could negatively affect our sales.

Our human tissue cryopreservation services are subject to a wide variety of federal, state, and international regulations, and our failure to comply would impair our ability to operate in that space and negatively affect our operating results.

The FDA regulates human tissue pursuant to Section 361 of the Public Health Services Act, which in turn provides the regulatory framework for regulation of human cellular and tissue products. The FDA regulations focus on donor screening and testing to prevent the introduction, transmission, and spread of HIV-1 and -2, Hepatitis B and C, and other communicable diseases and disease agents. The regulations set minimum requirements to prevent the transmission of communicable diseases from human tissue used for transplantation. The regulations define human tissue as any tissue derived from a human body which is (a) intended for administration to another human for the diagnosis, cure, mitigation, treatment, or prevention of any condition or disease and (b) recovered, preserved, stored, or distributed by methods not intended to change tissue function or characteristics. The FDA definition excludes, among other things, tissue that currently is regulated as a human drug, biological product, or medical device, and it also excludes kidney, liver, heart, lung, pancreas, or any other vascularized human organ. The current regulations applicable to human tissues include requirements for donor suitability, processing standards, establishment registration, product listing, testing, and screening for risks of communicable diseases. The FDA periodically audits our tissue preservation facilities for compliance with its requirements and has the authority to enjoin the distribution, force a recall, or require the destruction of tissues that do not meet its requirements.

Our activities in preserving and transporting human hearts and certain other organs are also subject to federal regulation under the National Organ Transplant Act, or NOTA, which makes it unlawful for any person to knowingly acquire, receive, or otherwise transfer any human organ for valuable consideration for use in human transplantation if the transfer affects interstate commerce. NOTA excludes from the definition of "valuable consideration" reasonable payments associated with the removal, transportation, implantation, processing, preservation, quality control, and storage of a human organ. The purpose of this statutory provision is to allow for compensation for legitimate services. We believe that, to the extent our activities are subject to NOTA, we meet this statutory provision relating to the reasonableness of our charges.

Some states have enacted statutes and regulations governing the preservation, transportation, and storage of human organs and tissues. The activities we engage in require us to be either licensed or registered as a clinical laboratory or tissue bank under California, Delaware, Florida, Georgia, Illinois, Maryland, New York, and Oregon law. We have such licenses or registrations, and we believe we are in compliance with applicable state laws and regulations relating to clinical laboratories and tissue banks that store, preserve, and distribute donated human tissue designed to be used for medical purposes in human beings.

The Human Tissue Act 2004, or the HT Act, covers England, Wales, and Northern Ireland and established the Human Tissue Authority, or the HT Authority, to regulate activities concerning the removal, storage, use, and disposal of human tissue. Our office in the UK is licensed by the HT Authority for the import, storage, and distribution of human tissue from our tissue banking operations in the United States. As such, we are subject to periodic inspections and required to demonstrate continued compliance with the laws promulgated under the HT Act.

In Germany, the provision of human tissue preservation services (including collection, processing, preservation, storage and distribution of human tissues and cells) is subject to a comprehensive statutory framework that merges national law with European Union requirements. The key governing laws and regulations are: Tissue Law – Gesetz über die Qualität und Sicherheit von menschlichen Geweben und Zellen (Gewebegesetz); the Medicinal Products Act – Arzneimittelgesetz (AMG); and the Transplantation Act – Transplantationsgesetz (TPG) administered by the Federal Ministry of Health, Paul-Erlich-Institut, and the local authority in Hessen. Our German office is licensed under this framework for the import, storage and distribution of human tissue in Germany. As such we are subject to periodic inspections and required to demonstrate continued compliance with the laws promulgated under these regulations.

While we believe we are in compliance with the patchwork of laws and regulations that apply to our human tissue cryopreservation services, we cannot guarantee that is the case, and any failure to comply could result in the suspension of licenses, fines, and penalties, any of which would have a negative impact on our ability to conduct our business and our operating results.

Risks Related to Our Debt

Servicing our 2.50% convertible senior notes requires a significant amount of cash, and we may not have sufficient cash flow to pay our debt.

In December 2024, we completed an offering of $172,500,000 of 2.50% convertible senior notes due 2030, or the Convertible Notes, pursuant to, and governed by, an indenture, dated as of December 19, 2024, between us, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The Convertible Notes provide for ongoing interest payments and payment at maturity of the principal amount plus any accrued but unpaid interest. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to many factors, including economic, financial, competitive, and others, some of which are beyond our control. If our business does not generate cash flow from operations sufficient to service our debt and make necessary capital expenditures, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Convertible Notes, which mature in 2030, will depend on the capital markets and our financial condition at such times. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and limit our flexibility in planning for and reacting to changes in our business.

We may not have the ability to raise the funds necessary to repurchase the Convertible Notes as required upon a fundamental change, and our future debt may contain limitations on our ability to repurchase the Convertible Notes.

Holders of the Convertible Notes will have the right to require us to repurchase their Convertible Notes for cash upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. A fundamental change may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then-existing indebtedness. We cannot guarantee that we will have sufficient financial resources, or will be able to arrange financing, to pay the fundamental change repurchase price in cash with respect to any Convertible Notes surrendered by holders for repurchase upon a fundamental change. In addition, restrictions under our then existing credit facilities or other indebtedness, if any, may not allow us to repurchase the Convertible Notes upon a fundamental change. Our failure to repurchase the Convertible Notes upon a fundamental change when required would result in an event of default with respect to the Convertible Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our liquidity.

In the event the conditional conversion feature of the Convertible Notes is triggered, holders will be entitled to convert their Convertible Notes at any time during specified periods at their option. As of December 31, 2025, the conversion rate is 8.3676 shares of common stock per each $1,000 principal amount of Notes, or approximately $119.51 per share. If one or more holders elect to convert their Convertible Notes, we will settle conversions of the Convertible Notes by paying or delivering, as applicable, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election. Full or partial cash settlement could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current, rather than long-term, liability, which would result in a material reduction of our net working capital.

Transactions relating to the Convertible Notes may affect the value of our common stock.

The conversion of some or all of the Convertible Notes would dilute the ownership interests of existing common stockholders to the extent we satisfy our conversion obligation by delivering shares of our common stock upon any conversion of such Convertible Notes. The Convertible Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of the Convertible Notes elect to convert their Convertible Notes, we may settle our conversion obligation by delivering to them a significant number of shares of our common stock, which would cause dilution to our existing stockholders.

Risks Related to Intellectual Property

If we fail to adequately protect our intellectual property rights, or prevent use of our intellectual property by third parties, we could lose a significant competitive advantage and our business may suffer.

Our success depends in part on maintaining and enforcing our intellectual property rights. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how, and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. These measures may only provide limited protection.

We have a relatively limited registered intellectual property portfolio. Even where we do have patents, the issuance of a patent is not always conclusive as to its validity or enforceability. Our patents could be circumvented or designed around by third parties. Furthermore, patents expire after a certain duration, depending on the jurisdiction in which they are issued. To the extent any manufacturers are successful in challenging our patents or they enter the market following the expiration of our patents, this could have an adverse impact on our business.

In the absence of patent protection, we avail ourselves of trade secret and confidentiality arrangements where appropriate. We have a policy of requiring employees and consultants and corporate partners with access to trade secrets or other confidential information to execute confidentiality agreements. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment. We also generally require consultants to assign to us any inventions made during their engagement with us. There can be no assurance, however, that these arrangements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer, or disclosure of trade secrets, confidential information, or inventions.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs, and we may have to redesign or discontinue selling the affected product.

Companies operating in our industry often seek patent protection for their novel product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. We face the risk of claims that we have infringed on third parties' intellectual property rights, and we cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of third parties. Our efforts to identify and avoid infringing on third parties' intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

- be expensive and time consuming to defend;
- result in us being required to pay significant damages;
- harm our reputation;
- cause us to cease making or selling products;
- require us to redesign, reengineer, or rebrand our products, which may not be possible;
- require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property, which agreements may not be available on terms acceptable to us or at all;
- divert the attention of our management and key personnel from other tasks important to the success of our business; or
- result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

It is also possible that a third party could claim that our manufacturing methods violate an existing patent or other intellectual property rights. If we were unsuccessful in defending such a claim, we may be forced to stop or alter production at one or more of our manufacturing facilities. Any stoppage or alteration of production could impact our ability to manufacture products and meet customer demand. In addition, new patents obtained by our competitors could threaten a product's continued life in the market even after it has already been introduced. If our business is successful, the possibility may increase that others will assert infringement claims against us.

If we believe our product is or may be the subject of a patent or other intellectual property rights of a third party, we may attempt to reach a license agreement with them to manufacture, market, and sell the product. If we fail to reach an agreement, we could be required to pay significant damages to third parties for past use of the asserted intellectual property and may be forced to cease making or selling the product that incorporates the challenged intellectual property.

Risks Related to Our Common Stock

Our stock price may be volatile, and an investment in our common stock could suffer a decline in value.

There can be significant volatility in the market price and trading volume of equity securities that is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. Some factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results or future prospects;
- changes in our growth rates;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;
- our determination whether to continue the payment of quarterly cash dividends;
- our determination whether to undertake or continue a share repurchase program;
- strategic actions by us or our competitors, such as acquisitions, divestitures, or restructurings;
- dilutive issuances of additional securities;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- the discontinuation of a product line or other revenue generating activity;
- adverse regulatory actions, including those that involve fines, those that necessitate recalls of our products or services, or warning letters that negatively affect the markets for our products or services;
- significant litigation;
- sales of common stock by us or our directors, officers, or principal stockholders;
- control by our affiliates and insiders of a significant percentage of our common stock;
- reduced or lower volume of trading in our common stock; and
- our inclusion in or removal from stock market indices, such as the S&P 600 or Russell 2000.

The stock market has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. The market price of our common shares may also fluctuate significantly due to a variety of factors unrelated to our financial results, including political instability, natural disasters, pandemics, war and/or events of terrorism; comments by securities analysts; and general market conditions in our industry or in the economy as a whole. Broad market and industry factors may affect the market price of companies' stock, including ours, regardless of actual operating performance. In the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Our Chief Executive Officer and Chairman of the Board has significant voting power and may take actions that may not align with the interests of our other stockholders.

Our Chief Executive Officer and Chairman of the Board controls approximately 7.3% of our outstanding common stock as of December 31, 2025. As a result, he could have significant influence on matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock, and may not be fully aligned with the interests of other stockholders.

We have not established a minimum dividend payment level for our common stockholders and there are no assurances of our ability to pay dividends to common stockholders in the future.

In February 2011, our Board of Directors adopted a quarterly dividend program for the purpose of returning capital to our stockholders. However, we have not established a minimum dividend payment level for our common stockholders and our ability to pay dividends may be harmed by the risks and uncertainties described in this Annual Report on Form 10-K and in the other documents we file from time to time with the SEC. Future dividends, if any, will be authorized by our Board of Directors. In addition, financial covenants in any future credit facility may restrict our ability to pay future quarterly dividends. We can provide no assurance of our ability to pay dividends in the future.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

LeMaitre Vascular recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We maintain a cybersecurity risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. Our cybersecurity program is overseen by our Senior Vice President, Information Technology, or SVP IT, who has more than 25 years of experience in information technology.

Managing Material Risks & Integrated Overall Risk Management

We have strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management, with the goal of ensuring that cybersecurity considerations are an integral part of our decision-making processes. For employees that require network access, we require new employees to complete cybersecurity training upon onboarding and require employees to complete cybersecurity training annually. Our IT department continuously evaluates and addresses cybersecurity risks during our risk assessment process, in alignment with our business objectives and operational needs.

Engage Third-Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, we engage with external experts, including cybersecurity assessors and consultants, to evaluate and test our risk management systems. Our collaboration with third-parties includes periodic audits, threat assessments, and consultation on security enhancements.

Oversight of Third-party Risk

Using a risk-based approach, we review third-party service providers as part of our IT general controls, particularly focusing on financial risk and the third-party applications and controls around that risk.

Risks from Cybersecurity Threats

For a discussion of risks related to cybersecurity, see the risks titled, "Item 1A. Risk Factors – Risks Related to Our Business – Cybersecurity breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation." and "– We depend on our information technology and telecommunications systems, and any failure of these systems could harm our business."

Governance

Our Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats. The Board has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

Board of Directors Oversight

The Audit Committee is central to our Board's oversight of cybersecurity risks and bears the primary responsibility for this domain. On a periodic basis, our Audit Committee reviews the adequacy of our computer systems controls, cybersecurity risk management, and related governance and incident disclosures.

Management's Role Managing Risk

Our SVP IT and our Chief Financial Officer, or CFO, report to our Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee on a regular basis, with a minimum frequency of once per year. These briefings cover a broad range of topics, including:

- current cybersecurity landscape and emerging threats;

- status of ongoing cybersecurity initiatives and strategies;

- incident reports and learnings from any cybersecurity events; and

- compliance with regulatory requirements and industry standards.

In addition to our scheduled meetings, the Audit Committee, our SVP IT and our CFO maintain an ongoing dialogue regarding emerging or potential cybersecurity risks.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our SVP IT. As each relates to cybersecurity, our SVP IT leads testing of our compliance with standards, remediation of known risks, and our employee training program.

Monitor Cybersecurity Incidents

Our SVP IT leads our implementation and oversight of processes for the regular monitoring of our information systems. We have developed a cybersecurity incident response plan that is overseen by our SVP IT and that includes immediate actions to mitigate the impact and longer-term strategies for remediation and prevention of future incidents.

Reporting to Audit Committee and Board of Directors

Our SVP IT regularly informs the CFO about matters related to cybersecurity risks and incidents. Together, our SVP IT and CFO then update our Audit Committee and Board of Directors on significant cybersecurity matters, and strategic risk management.

Item 2. Properties

As of December 31, 2025, our principal worldwide executive, distribution, and manufacturing operations are located at five leased facilities with square footage totaling 109,354 in Burlington, Massachusetts. Four of the five Burlington leases expire in December 2034 and the fifth lease expires December 2030. We have no negotiated option to extend or renew the four leases beyond December 2034.

In June 2025, the Company executed a new building lease agreement in Billerica, Massachusetts for U.S. distribution. The 34,400 square foot building lease commenced on January 1, 2026, with a primary term through December 31, 2032. The Company has the option to renew the primary term of the lease for one additional 24-month period.

Our European operations are headquartered at a 21,410 square foot leased facility located in Sulzbach, Germany, with a lease expiring in June 2031. Our Asia Pacific operations are headquartered at a 1,270 square foot leased facility located in Singapore, with a lease expiring in June 2026. We also lease additional manufacturing, processing, distribution, and sales offices in other North America, Europe, and Asia Pacific locations. Based on our current operating plans, we believe our current facilities are adequate for our needs.

Item 3. Legal Proceedings

In the ordinary course of business, we are from time to time involved in lawsuits, claims, investigations, proceedings, and threats of litigation consisting of intellectual property, contractual, commercial, employment, and other matters. While the outcome of these proceedings and claims cannot be predicted with certainty, there are no matters, as of December 31, 2025, that, in the opinion of management, would be reasonably expected to have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is publicly traded on The Nasdaq Global Market under the symbol "LMAT". Prior to our initial public offering on October 19, 2006, there was no public trading market for our common stock.

Holders of Record

On February 19, 2026, the closing price per share of our common stock was $91.86 as reported on The Nasdaq Global Market, and we had approximately 154 stockholders of record. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividends

In February 2011, our Board of Directors approved a policy for the payment of quarterly cash dividends on our common stock. In 2025, we paid a quarterly cash dividend of $0.20 per share, and in 2024, we paid a quarterly cash dividend of $0.16 per share. On February 19, 2026, our Board of Directors approved a quarterly cash dividend on our common stock of $0.25 per share payable on March 26, 2026, to stockholders of record at the close of business on March 12, 2026. Future declarations of quarterly dividends and the establishment of future record and payment dates are subject to approval by our Board of Directors on a quarterly basis.

Stock Price Performance Graph

The following shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that Section, and shall not be deemed to be incorporated by reference into any of our other filings under the Exchange Act or the Securities, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the Nasdaq Composite Index, the iShares U.S. Medical Devices ETF Index, a 2024 peer group, and a 2025 peer group for the period covering from December 31, 2020, through the end of our fiscal year ended December 31, 2025. The graph assumes an investment of $100.00 made on December 31, 2020, in (i) our common stock, (ii) the stocks composing the Nasdaq Composite Index, (iii) the stocks composing the iShares U.S. Medical ETF Index, and (iv) the stocks composing our 2024 and 2025 peer groups, and assumes reinvestment of any dividends. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LeMaitre Vascular, Inc, the NASDAQ Composite Index,
the iShares U.S. Medical Devices ETF Index,
2024 Peer Group and 2025 Peer Group



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/20	12/21	12/22	12/23	12/24	12/25
LeMaitre Vascular, Inc	100.00	125.12	115.87	144.38	236.23	209.88
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
iShares U.S. Medical Devices ETF	100.00	121.04	97.17	100.29	108.93	116.30
2024 Peer Group	100.00	139.42	111.72	120.17	131.52	153.94
2025 Peer Group	100.00	114.24	86.81	85.58	88.48	85.82

Our fiscal year ends on the last day of December each year. Data in the above table reflects market values for our stock and Nasdaq and peer group indices as of the close of trading on the last trading day of the year presented. Our 2024 peer group includes the following companies: AngioDynamics, Inc., Artivion, Inc., Atricure, Inc., Merit Medical Systems, Inc., and Penumbra, Inc. Our 2025 peer group includes the following companies: AngioDynamics, Inc., Artivion, Inc., Atricure, Inc., Integra Lifesciences Holdings Corporation, LivaNova PLC, Merit Medical Systems, Inc., MiMedx Group, Inc., and Vericel Corporation.

Recent Sales of Unregistered Securities

Not Applicable.

Issuer Purchases of Equity Securities

Period	Issuer Purchases of Equity Securities			
	Total Number of Shares (or Units) Purchased (1)	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Plans or Program (2)
October 1, 2025 through October 31, 2025	-	$ -	N/A	$ 75,000,000
November 1, 2025 through November 30, 2025	-	$ -	N/A	$ 75,000,000
December 1, 2025 through December 31, 2025	14,355	$ 83.61	N/A	$ 75,000,000
Total	14,355	$ 83.61	N/A	

(1) For the three months ended December 31, 2025, we repurchased 14,355 shares of our common stock to satisfy employees' obligations with respect to minimum statutory withholding taxes in connection with the vesting of restricted stock units.

(2) On February 18, 2025, our Board of Directors authorized the repurchase of up to $75.0 million of our common stock through transactions on the open market, in privately negotiated transactions, or otherwise until February 17, 2026. To date, we have not made any repurchases under that program.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K and in our other SEC filings. The following discussion may contain predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. These risks could cause our actual results to differ materially from any future performance suggested below.

Our discussion and analysis of our financial condition and results of operations for 2025 as compared to 2024 are discussed below. For a discussion of our financial condition and results of operations for 2024 as compared to 2023, please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2024 Annual Report on Form 10-K, except as set forth below.

The principal objectives of this Management's Discussion and Analysis of Financial Condition and Results of Operations are to enhance our overall financial disclosures by providing explanation and analysis of the Company's financial results and condition, as viewed by our management.

Overview

We are a global provider of medical devices and human tissue cryopreservation services largely used in the treatment of peripheral vascular disease, end-stage renal disease, and cardiovascular disease. We develop, manufacture, and market vascular devices to address the needs of vascular surgeons and, to a lesser degree, other specialties such as cardiac surgeons, general surgeons, and neurosurgeons. Our diversified portfolio of devices consists of brand name products that are used in arteries and veins and are well known to vascular surgeons. Our principal product offerings are sold globally, primarily in the United States, Europe, Canada, and Asia Pacific, or APAC. We estimate that the annual worldwide market for peripheral vascular devices exceeds $9 billion, within which we estimate that the market for our products is approximately $1 billion. We have grown our business using a three-pronged strategy: 1) pursuing a focused call point, 2) competing for sales of low-rivalry, niche products, and 3) expanding our worldwide direct sales force while acquiring complementary devices. We have used acquisitions as a primary means of further penetrating the peripheral vascular device market, and we expect to continue this strategy in the future. We currently manufacture most of our products in our Burlington, Massachusetts headquarters.

Our products and services are used primarily by vascular surgeons who treat peripheral vascular disease through both open surgical methods and endovascular techniques. In contrast to interventional cardiologists and interventional radiologists, vascular surgeons can perform both open surgical and minimally invasive endovascular procedures, and therefore can provide a wider range of treatment options to their patients. Recently we have also begun to explore adjacent market customers, such as cardiac surgeons and interventional cardiologists.

Our principal product lines include the following: anastomotic clips, biologic vascular and dialysis grafts, biologic vascular and cardiac patches, carotid shunts, embolectomy and occlusion catheters, radiopaque marking tape, synthetic vascular and dialysis grafts, and valvulotomes. Through our RestoreFlow allografts business, we also process and cryopreserve human vascular and cardiac tissue.

Our principal biologic offerings include vascular and cardiac patches as well as vascular and dialysis grafts. In 2025, biologics represented 53% of our worldwide sales. We believe our biologic devices represent differentiated and, in many cases, growing product segments.

Our business opportunities include the following:

- growing our direct sales force in North America, Europe, and APAC, including replacing distributors with our direct sales personnel;

- increasing the average selling prices of our devices;

- introducing our products into new territories upon receipt of regulatory approvals or registrations;

- acquiring complementary products and the transition of distributor sales to LeMaitre;

- updating existing products and introducing new products through research and development, and

- consolidating product manufacturing into our Burlington, Massachusetts facilities.

We sell our products and services primarily through a direct sales force. Our worldwide headquarters is located in Burlington, Massachusetts, and we also have a North American sales office in Vaughan, Canada. Our European headquarters is located in Sulzbach, Germany, and we also have European sales offices in Milan, Italy; Madrid, Spain; Hereford, England; Dublin, Ireland; Maisons-Alfort, France; and Glattbrugg, Switzerland. Our APAC headquarters is located in Singapore, and we also have APAC sales offices in Tokyo, Japan; Shanghai, China; Docklands, Australia; Seoul, Korea; and Bangkok, Thailand. During the year ended December 31, 2025, approximately 95% of our net sales were generated in territories in which we employ direct sales representatives. We sell our products in other countries through distributors. As of December 31, 2025, our sales force comprised 160 sales representatives and export managers in North America, Europe, and APAC.

Historically we have experienced success in lower-rivalry niche segments. In the valvulotome market, for example, our differentiated devices have historically allowed us to increase average selling prices without incurring significant unit share loss. In contrast, we have experienced less success in competitive markets such as the polyester vascular graft market, where we face competition from larger companies with greater resources and lower per unit costs.

We have also experienced success in international markets, such as Europe, where we have a significant sales force, and sometimes offer lower average selling prices than in North America. If we continue to seek growth opportunities outside of North America, we may experience downward pressure on our gross margin.

We obtain regulatory approvals for our devices and services in new product categories and geographies to further access the broader peripheral device market and selected other markets, thus extending our geographic reach. Recent approvals include approvals to sell the XenoSure patch for carotid indication in Japan in May 2023, and the Pruitt Irrigation Occlusion Catheter in China in October 2023; approvals to sell the Artegraft bovine graft in Thailand and Malaysia in August 2024 and South Africa in October 2024, and the XenoSure patch for cardiac indications in China in December 2024; and approvals to sell the Artegraft bovine graft in the European Union (EU) in April 2025, Australia in June 2025, and Canada in December 2025, the Pruitt Aortic Occlusion Catheter in the EU in May 2025, and the Pruitt Occlusion Catheter in China in June 2025.

Separately, our regulatory efforts to maintain approvals in the EU and the United Kingdom (UK) have succeeded ahead of the full EU transition from the Medical Device Directive (MDD) to the Medical Device Regulation (MDR) and the UK transition to the United Kingdom Conformity Assessed (UKCA) mark. As of January 2026, we have 22 MDR CE marks and 18 UKCA approvals. Those 22 CE and 18 UKCA marks represent substantially all of our product approvals in the EU and UK. The European Commission has designated the end of 2028 as the final MDR CE mark transition deadline.

Additionally, we provide cryopreservation services for our RestoreFlow allografts primarily in the US, the UK, and Canada. In October 2025, we received approval from the German authority on tissue banking to allow sale of these services in the German market.

Our strategy for growing our business includes acquisitions of complementary product lines and companies, which can be difficult to identify, negotiate, and purchase. There can be no assurance that we will be able to do so in the future.

- In December 2025, we entered into an agreement with Andramed GmbH to purchase the assets of their AndraValvulotome business for $1.8 million plus additional payments of up to $0.8 million, contingent upon the passage of time and, separately, receipt of CE mark approval.

Occasionally we discontinue or divest products that are no longer complementary to our business or not commercially viable.

- During 2024, we made the decision to wind down the PeriVu Angioscope product line. This product totaled approximately $0.9 million in 2024 revenues.

- During 2025, we made the decision to terminate our cardiovascular porcine patch distribution agreement with Elutia. Previously, in April 2023, we had entered into an agreement with Elutia to become the exclusive U.S. distributor of their cardiovascular porcine patches. Under the agreement, we could distribute the products for three years with an option to acquire Elutia's worldwide cardiovascular porcine patch business during the second and third years of the agreement. This product totaled approximately $1.8 million in 2025 revenues.

- During 2025, we made the decision to wind down the CardioCel 3D and DuraSure product lines. These product lines totaled approximately $0.5 million in 2025 revenues. Additionally, in 2025 we made the decision to wind down the AnastoClip AC Closure System in North America. This product totaled approximately $0.7 million in 2025 revenues.

From time to time we undertake SKU reductions and attempt to transition sales to other SKUs or products with similar features. Any of these actions may result in inventory write-offs and temporary or permanent negative impacts to our sales, gross margin, and customer relationships.

Because we believe that direct-to-hospital sales create closer customer relationships, and allow for higher selling prices and gross margins through elimination of an intermediary, we periodically enter into transactions with country-specific distributors to transition their sales of our medical devices into our direct sales organization:

- In March 2023, we entered into a distribution transition agreement with our Thai distributor to sell products directly in Thailand and dissolve the existing distribution arrangement. We have been selling direct-to-hospital in Thailand since August 2023. The distribution termination fees totaled approximately $0.7 million.

- In March 2025, we entered into a distribution transition agreement with our Portuguese distributor to sell products directly in Portugal and dissolve the existing distribution arrangement. We have been selling direct-to-hospitals in Portugal since May 2025. The distribution termination fees are expected to total approximately $0.2 million.

- In June 2025, we entered into a distribution transition agreement with our Czech distributor to sell products directly in Czechia and dissolve the existing distribution arrangement. We have been selling direct-to-hospitals in Czechia since July 2025. The distribution termination fees are expected to total approximately $0.1 million.

We also benefit, to a lesser extent, from internal product development efforts to bring differentiated technologies and next-generation products and services to market:

- In March 2022, we received FDA clearance to market PhasTIPP, a portable powered phlebectomy device used to remove varicose veins in the leg. The device was launched in the United States in April 2024.

In addition to our sales growth strategies, we have also executed several operational initiatives designed to consolidate manufacturing into our Burlington facilities. We expect these plant consolidations and manufacturing transfers will result in improved control over production quality as well as reduced costs. Our most recent manufacturing transfer was:

- In October 2019, we acquired the CardioCel and VascuCel biologic patch businesses from Anteris. The transfer to Burlington was substantially completed in 2023. In June 2023, the MDR CE mark application for these Burlington-produced devices was submitted, and we obtained approval in January 2025, allowing for distribution of these patches in the EU. We began distributing these Burlington-produced patches in the United States, Canada and select APAC markets in 2024.

Our execution of these initiatives may affect the comparability of our financial results and may cause fluctuations from period to period.

In February 2024, we began implementing a new enterprise resource planning, or ERP, system to replace our financial reporting and planning system. In the United States, we transitioned from our legacy ERP system to our newly implemented Microsoft Dynamics D365 system in February 2024. In February 2025, we implemented this new system in the UK. We intend to continue rolling out the new system in our other international locations on a staged basis. The new ERP system has been beneficial in a number of areas, including inventory management, pricing programs, financial operations and real-time reporting. As of December 31, 2025, we have net capitalized costs on our balance sheet of $4.6 million associated with this ERP system.

Fluctuations in the exchange rates between the U.S. dollar and foreign currencies, primarily the Euro, affect our financial results. For the year ended December 31, 2025, approximately 43% of our sales took place outside of the United States, largely in currencies other than the U.S. dollar. We expect foreign currencies will represent a significant percentage of future sales. Selling, marketing, and administrative costs related to these sales are also denominated in foreign currencies, thereby partially mitigating our bottom-line exposure to exchange rate fluctuations. If there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require less of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases we will record more revenue in U.S. dollars than we would have if the exchange rate had not changed. For the year ended December 31, 2025, we estimate that the effects of changes in foreign exchange rates increased our reported sales by approximately $2.7 million, as compared to rates in effect for the year ended December 31, 2024.

Net Sales and Expense Components

The following is a description of the primary components of our net sales and expenses:

Net sales. We derive our net sales from the sale of our products and services, less discounts and returns. Net sales include the shipping and handling fees paid by our customers. Most of our sales are generated by our direct sales force and are shipped and billed to hospitals or clinics globally. In countries where we do not have a direct sales force, sales are primarily to distributors, who in turn sell to hospitals and clinics. In limited cases our products are held on consignment at a hospital or clinic prior to purchase; in those instances we recognize revenue at the time the product is used in surgery rather than at shipment.

Cost of sales. We manufacture the majority of the products that we sell. Cost of sales consists primarily of manufacturing personnel wages, raw materials and components, depreciation of property and equipment, and other allocated manufacturing overhead, including an allocation of our quality department expenses. Additionally, cost of sales includes the freight expenses we pay to ship products to customers, inventory scrap charges, and excess and obsolescence expenses.

Sales and marketing. Sales and marketing expense consists primarily of salaries, commissions, contests, stock-based compensation, travel and entertainment, sales meetings, attendance at vascular and cardiac congresses, training programs, advertising and product promotions, direct mail, and other marketing costs. Additionally, sales and marketing expense includes customer service department personnel charges.

General and administrative. General and administrative expense consists primarily of executive, finance and human resource salaries, stock-based compensation, legal and accounting fees, information technology expense, intangible asset amortization expense, and insurance expense.

Research and development. Research and development expense primarily includes costs associated with obtaining and maintaining regulatory approval of our products, salaries, laboratory testing, and supply costs. It also includes costs associated with the design and execution of clinical studies and costs to transfer the manufacturing of acquired product lines to our Burlington facility. Additionally, research and development expense includes costs associated with the design, development, testing, and enhancement of new or existing products.

Other income (expense). Other income (expense) primarily includes interest and dividend income, realized gains (losses) from the sale of debt and equity investments, unrealized gains (losses) from equity investments, interest expense for the convertible senior notes, foreign currency gains (losses), and other miscellaneous gains (losses).

Income tax expense. We are subject to federal and state income taxes for earnings generated in the United States, which include operating losses or profits in certain foreign jurisdictions for certain years depending on tax elections made, and foreign taxes on earnings of our wholly-owned foreign subsidiaries. Our consolidated income tax expense is affected by the mix of our taxable income (loss) in the United States and foreign subsidiaries, permanent items, discrete items, unrecognized tax benefits, and amortization of goodwill for U.S. tax reporting purposes.

Results of Operations

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

The following table sets forth, for the periods indicated, our net sales by geography, and the change between the specified periods expressed as a percentage increase or decrease:

	2025	2024	$ Change	Percent change
	($ in thousands)			
Net sales	$ 249,602	$ 219,863	$ 29,739	14%
Net sales by geography:				
Americas	$ 159,665	$ 144,583	$ 15,082	10%
Europe, Middle East and Africa	73,122	59,969	13,153	22%
Asia Pacific	16,815	15,311	1,504	10%
Total	$ 249,602	$ 219,863	$ 29,739	14%

Net sales. Net sales increased by $29.7 million, or 14%, to $249.6 million for the year ended December 31, 2025, compared to $219.9 million for the year ended December 31, 2024. The increase was driven primarily by higher average selling prices, higher unit volumes shipped to customers, the European launch of Artegraft, and additional sales representatives. Graft sales increased $16.0 million, valvulotome sales increased $4.7 million, shunt sales increased $3.5 million, catheter sales increased $2.8 million, and patch sales increased $1.8 million. We estimate that the weaker U.S. dollar increased net sales by $2.7 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Direct-to-hospital net sales were 95% of our total net sales for both the years ended December 31, 2025 and 2024, respectively.

Net sales by geography. Net sales in the Americas increased $15.1 million, or 10%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was driven primarily by increased sales of grafts of $10.4 million, valvulotomes of $3.1 million, and catheters of $0.9 million.

EMEA net sales increased $13.2 million, or 22%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was driven primarily by increased sales of grafts of $5.1 million, which includes the launch of Artegraft, shunts of $2.8 million, catheters of $2.1 million, patches of $1.8 million, and valvulotomes of $1.3 million.

Asia Pacific net sales increased $1.5 million, or 10%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was driven primarily by increased sales of grafts and patches of $0.5 million each, valvulotomes of $0.3 million, and clips of $0.2 million.

Gross Profit. The following table sets forth the change in our gross profit and gross margin for the periods indicated:

	2025	2024	Change	Percent change
	($ in thousands)			
Gross profit	$ 178,539	$ 150,901	$ 27,638	18%
Gross margin	71.5%	68.6%	2.9%	*

* Not applicable

Gross profit increased $27.6 million, or 18%, to $178.5 million for the year ended December 31, 2025, as compared to $150.9 million for the year ended December 31, 2024, and gross margin increased by 290 basis points to 71.5% in the period, as compared to 68.6% for the year ended December 31, 2024. The increase in gross profit was driven primarily by increased sales, particularly from grafts, valvulotomes, and shunts, and the receipt of the U.S. Employee Retention Credit ("ERC"). The increase in gross margin was driven primarily by the ERC, greater manufacturing efficiencies, and sales price increases, partially offset by increased shipping and warehousing costs and unfavorable product mix, including increased sales of comparatively lower margin allograft preservation services, ovine grafts, and single lumen embolectomy catheters. The ERC received in 2025 had a favorable impact of $2.7 million, or 109 basis points, to the gross margin.

Operating Expenses. The following table sets forth the change in our operating expenses for the periods indicated and the change between the specified periods expressed as a percentage increase or decrease:

	2025	2024	$ change	Percent change	2025 as a % of Net Sales	2024 as a % of Net Sales
	($ in thousands)					
Sales and marketing	$ 54,464	$ 46,737	$ 7,727	17%	22%	21%
General and administrative	42,024	36,258	5,766	16%	17%	16%
Research and development	14,139	15,650	(1,511)	(10)%	6%	7%
	$ 110,627	$ 98,645	$ 11,982	12%	44%	45%

Sales and marketing. For the year ended December 31, 2025, sales and marketing expenses increased 17% to $54.5 million. The increase was driven primarily by higher sales representative headcount and wage increases, which resulted in increased compensation and related expenses of $6.6 million, which was partially offset by the ERC. Additionally, professional fees and outside services expenses increased $1.1 million and travel and training expenses increased $0.6 million. Sales force headcount was 160 as of December 31, 2025, a 5% increase from December 31, 2024. The ERC received in 2025 had a favorable impact, reducing sales and marketing expenses by $0.8 million. As a percentage of net sales, sales and marketing expenses increased to 22% for the year ended December 31, 2025, up from 21% for the year ended December 31, 2024.

General and administrative. For the year ended December 31, 2025, general and administrative expenses increased 16% to $42.0 million. The increase was driven primarily by higher headcount and wage increases, which resulted in increased compensation and related expenses of $4.1 million, which was partially offset by the ERC. Additionally, facilities expenses increased $1.0 million and travel and training expenses increased $0.2 million. The ERC received in 2025 had a favorable impact, reducing general and administrative expenses by $0.3 million, offset by third party consultant fees of $0.7 million. As a percentage of net sales, general and administrative expenses increased to 17% for the year ended December 31, 2025, up from 16% for the year ended December 31, 2025.

Research and development. For the year ended December 31, 2025, research and development expenses decreased 10% to $14.1 million. The decrease was primarily driven by lower third party service fees, which resulted in decreased professional fees and outside services expenses related to MDR activities of $1.8 million, partially offset by increased facilities expenses of $0.3 million and compensation and related expenses of $0.1 million. The increase in compensation and related expenses was partially offset by the ERC received in 2025, which had a favorable impact reducing research and development expenses by $0.3 million. As a percentage of net sales, research and development expenses decreased to 6% for the year ended December 31, 2025, down from 7% for the year ended December 31, 2024.

Income tax expense. We recorded a tax provision of $17.5 million on pre-tax income of $75.2 million for the year ended December 31, 2025, compared to $12.8 million on pre-tax income of $56.9 million for the year ended December 31, 2024.

Our effective income tax rate was 23.2% for the year ended December 31, 2025. Our tax expense for 2025 is based on an estimated annual effective tax rate of 25.1%, adjusted in the applicable quarterly periods for discrete stock option exercises and other discrete items. Our income tax expense for 2025 varies from the statutory rate mainly due to the generation of federal and state tax credits, permanent items, different statutory rates from our foreign entities, and a discrete item for stock option exercises.

Our effective income tax rate was 22.6% for the year ended December 31, 2024. Our 2024 provision was based on an estimated annual effective tax rate of 24.5%, adjusted in the applicable quarterly period for discrete stock option exercises and other discrete items. Our income tax expense for 2024 varied from the statutory rate mainly due to the generation of federal and state tax credits, permanent items, different statutory rates from our foreign entities, and a discrete item for stock option exercises.

We assess the likelihood that our deferred tax assets will be realized through future taxable income and record a valuation allowance to reduce gross deferred tax assets to an amount we believe is more likely than not to be realized. As of December 31, 2025, we have a valuation allowance of $1.7 million for deferred tax assets primarily related to Australian net operating loss and capital loss carry forwards and Massachusetts tax credit carry forwards that are not expected to be realized.

The Inflation Reduction Act ("IRA") was enacted into law on August 16, 2022. Included in the IRA was a provision to implement a 15% corporate alternative minimum tax on "adjusted financial statement income" for applicable corporations and a 1% excise tax on repurchases of stock. These provisions are effective for tax years beginning after December 31, 2022. We do not currently believe the IRA will have a material impact on our reported results, cash flows, or financial position.

On July 4, 2025, President Donald Trump signed the One Big Beautiful Bill Act ("OBBA") into law, which is considered the enactment date under US GAAP. Key corporate tax provisions include the restoration of 100% bonus depreciation for qualifying assets, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, updates to U.S. tax rules on international sales and operations, amendments to energy credits, and expanded Section 162(m) aggregation requirements.

In 2025, we implemented provisions of the OBBA, fully recognizing the deduction of domestic research and experimental expenditures previously capitalized under Section 174 of the Internal Revenue Code. As a result of this implementation, we adjusted our deferred tax assets and deferred tax liabilities to reflect the change in tax treatment for these expenditures. The impact of these adjustments is reflected in our 2025 tax provision and financial statements. We will continue to monitor future legislative developments and assess their impact on our tax position and financial reporting.

Liquidity and Capital Resources

As of December 31, 2025, our cash and cash equivalents were $28.2 million, as compared to $25.6 million as of December 31, 2024. We had $330.9 million in short-term marketable securities as of December 31, 2025, as compared to $274.1 million as of December 31, 2024. Our cash and cash equivalents are bank deposits and liquid investments with maturities of 90 days or less at the date of purchase held in our operating bank accounts. Our short-term marketable securities primarily include corporate debt securities, U.S. government agency securities, money market investments with maturities of 90 days or less at the date of purchase held outside of our operating bank accounts, and a short-duration bond equity fund. As of December 31, 2025, our short-term marketable securities reflected an unrealized gain of less than $0.1 million.

On February 19, 2026, our Board of Directors authorized the repurchase of up to $100.0 million of our common stock through transactions on the open market, in privately negotiated purchases, or otherwise until February 18, 2027. The repurchase program may be suspended or discontinued at any time. To date we have not made any repurchases under this or any prior program.

Convertible Senior Notes

On December 19, 2024, we issued $172.5 million aggregate principal amount of convertible senior notes due 2030, or the Convertible Notes, in a Rule 144A private placement to qualified institutional buyers pursuant to an indenture dated December 19, 2024, by and between us and U.S. Bank Trust Company, National Association, or the Indenture.

The Convertible Notes will mature on February 1, 2030, unless earlier repurchased, redeemed or converted. The proceeds from the issuance of the Convertible Notes were approximately $167.7 million, net of debt issuance costs totaling $4.8 million. The Convertible Notes bear interest at a rate of 2.50% per year, and interest is payable semiannually in arrears on August 1 and February 1 of each year. For the year ended December 31, 2025, we paid $2.7 million in interest payments. We did not make interest payments for the year ended December 31, 2024. The initial conversion rate was 8.3521 shares of common stock per $1,000 principal amount of the Convertible Notes, which represented an initial conversion price of approximately $119.73 per share of common stock and a premium of approximately 30% over the closing price of our common stock on December 16, 2024. In connection with the most recent payment made on December 4, 2025 of a quarterly cash dividend of $0.20 per share (an increase from the quarterly dividend amount of $0.16 per share as of the time of issuance of the Convertible Notes), the conversion rate of the Convertible Notes was increased to 8.3676 shares of common stock per $1,000 principal amount of the Convertible Notes, which represents a conversion price of approximately $119.51 per share of common stock. A similar adjustment to the conversion rate will be made upon payment of the quarterly cash dividend of $0.25 on March 26, 2026, and upon payment of subsequent quarterly dividends in excess of $0.16 per share. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events as described in the Indenture.

Noteholders may convert all or a portion of their Convertible Notes at their option only in the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2025, if the last reported sale price per share of our common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of our common stock on such trading day and the conversion rate on such trading day; (3) upon the occurrence of certain corporate events or distributions on our common stock, as described in the Indenture; (4) if we call (or are deemed to have called) any Convertible Notes for redemption; and (5) at any time from, and including, August 1, 2029, until the close of business on the second scheduled trading day immediately before the maturity date. We have the right to elect to settle conversions either in cash, shares of common stock, or in a combination of cash and shares of its common stock.

Prior to February 5, 2028, the Convertible Notes will not be redeemable. On or after February 5, 2028 until the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or any portion of the Convertible Notes (subject to the partial redemption limitation set forth in the Indenture), at our option, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. In addition, calling any Convertible Note for redemption will constitute a "Make-Whole Fundamental Change" (as defined in the Indenture) with respect to that Convertible Note, in which case the conversion rate applicable to the conversion of that Convertible Note will be increased in certain circumstances if it is converted after it is called for redemption.

Operating and Capital Expenditure Requirements

We require cash to pay our operating expenses, make capital expenditures, and pay our long-term liabilities. Since our inception, we have funded our operations through public offerings and private placements of equity securities, short-term and long-term borrowings, and funds generated from our operations.

We recognized operating income of $67.9 million for the year ended December 31, 2025, $52.3 million for the year ended December 31, 2024, and $36.7 million for the year ended December 31, 2023. We expect to fund any increased costs and expenditures from our existing cash and cash equivalents and short-term marketable securities, though our future capital requirements depend on numerous factors. These factors include, but are not limited to, the following:

- revenues generated by sales of our products and services;

- costs associated with expanding our manufacturing, marketing, sales, and distribution efforts;

- payments associated with potential future quarterly cash dividends to our common stockholders;

- payments associated with income and other taxes;

- future acquisition-related payments;

- costs associated with our initiatives to sell direct-to-hospital in new countries;

- costs of obtaining and maintaining FDA and other regulatory clearances;

- the number, timing, and nature of acquisitions, divestitures, and other strategic transactions, and

- potential future share repurchases.

We believe that our cash and cash equivalents, short-term marketable securities, and the interest we earn on these balances will enable us to fund our operating expenses, capital expenditures requirements, and Convertible Note interest payments for at least twelve months following the filing of this Form 10-K and, together with our anticipated future cash, cash equivalents, and short-term marketable securities, to meet our known long-term cash requirements.

We may need to raise additional funding, which might not be available on desirable terms or at all. See "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

Cash Flows

	Year ended December 31,					
	2025		2024		2023	
	(in thousands)					
Cash and cash equivalents	$	28,244	$	25,610	$	24,269
Cash flows provided by (used in):						
Operating activities	$	81,251	$	44,124	$	36,751
Investing activities	$	(64,941)	$	(200,120)	$	(24,715)
Financing activities	$	(14,540)	$	158,102	$	(7,131)

Net cash provided by operating activities. Net cash provided by operating activities was $81.3 million for the year ended December 31, 2025, consisting of $57.7 million net income, adjusted for non-cash items of $25.3 million (including primarily depreciation and amortization of $10.4 million, stock-based compensation of $7.8 million, provisions for inventory write-offs and credit losses of $3.5 million, provision for deferred income taxes of $2.3 million, amortization of issuance costs on convertible senior notes of $0.9 million, and unrealized mark-to-market loss on equity investments of $0.5 million, offset by foreign currency transaction effect on income of $0.2 million), as well as cash used for working capital of $1.7 million. The net cash used for working capital was driven by increases in inventory and other deferred costs of $7.2 million and increases in accounts receivable of $2.9 million, offset by increases in accounts payable and other liabilities of $4.2 million, decreases in prepaid expenses and other assets of $2.4 million, and increases in accrued interest of $1.8 million.

Net cash provided by operating activities was $44.1 million for the year ended December 31, 2024, consisting of $44.0 million net income, adjusted for non-cash items of $20.2 million (including primarily depreciation and amortization of $9.6 million, stock-based compensation of $6.6 million, provisions for inventory write-offs and credit losses of $3.9 million, foreign currency transaction effect on income of $0.4 million, amortization of issuance costs on convertible senior notes of $0.1 million, and fair value adjustments to contingent consideration obligations of $0.1 million, offset by a provision for deferred income taxes of $0.5 million), as well as cash used for working capital of $20.1 million. The net cash used for working capital was driven by increases in inventory and other deferred costs of $10.6 million, increases in accounts receivable of $6.4 million, increases in prepaid expenses and other assets of $2.3 million, and decreases in accounts payable and other liabilities of $0.9 million, offset by increases in accrued interest of 0.1 million.

Net cash provided by operating activities was $36.8 million for the year ended December 31, 2023, consisting of $30.1 million net income, adjusted for non-cash items of $17.9 million (including primarily depreciation and amortization of $9.5 million, stock-based compensation of $5.3 million, provisions for inventory write-offs and credit losses of $2.6 million, provision for deferred income taxes of $0.8 million, and loss on divestitures of $0.5 million, offset by foreign currency transaction effect on income of $0.7 million and fair value adjustments to contingent consideration obligations for acquisitions of $0.1 million), as well as cash used for working capital of $11.3 million. The net cash used for working capital was driven by increases in inventory and other deferred costs of $9.8 million, increases in accounts receivable of $3.1 million, and increases in prepaid expenses and other assets of $2.9 million, offset by increases in accounts payable and other liabilities of $4.6 million.

Net cash used in investing activities. Net cash used in investing activities was $64.9 million for the year ended December 31, 2025, consisting of purchases of marketable securities of $641.3 million, purchases of property and equipment of $6.8 million, and acquisition related payments of $1.9 million, offset by proceeds from the sale of marketable securities of $585.1 million.

Net cash used in investing activities was $200.1 million for the year ended December 31, 2024, consisting of purchases of marketable securities of $277.9 million and purchases of property and equipment of $7.0 million, offset by proceeds from the sale of marketable securities of $84.8 million.

Net cash used in investing activities was $24.7 million for the year ended December 31, 2023, consisting of purchases of marketable securities of $16.6 million, purchases of property and equipment of $7.3 million, and acquisition related payments of $0.9 million.

Net cash (used in) provided by financing activities. Net cash used in financing activities was $14.5 million for the year ended December 31, 2025, consisting of dividend payments of $18.1 million and deferred payments for acquisitions of $1.4 million, offset by proceeds from stock options exercises of $5.0 million, net of shares repurchased used to pay employee payroll taxes.

Net cash provided by financing activities was $158.1 million for the year ended December 31, 2024, consisting of proceeds from issuance of the Convertible Notes, net of issuance costs paid, of $167.8 million, and proceeds from stock options exercises of $4.7 million, net of shares repurchased used to pay employee payroll taxes. These proceeds of cash were offset by dividend payments of $14.4 million.

Net cash used in financing activities was $7.1 million for the year ended December 31, 2023, consisting of dividend payments of $12.4 million, offset by proceeds from stock option exercises of $5.3 million, net of shares repurchased used to pay employee payroll taxes.

Dividends

In February 2011, our Board of Directors approved a policy for the payment of quarterly cash dividends on our common stock. Future declarations of quarterly dividends and the establishment of future record and payment dates are subject to approval by our Board of Directors on a quarterly basis. The dividend activity for the periods presented is as follows:

Record Date	Payment Date	Per Share Amount		Dividend Payment	
				(in thousands)	
Fiscal Year 2025					
March 13, 2025	March 27, 2025	$	0.20	$	4,517
May 15, 2025	May 29, 2025	$	0.20	$	4,520
August 21, 2025	August 4, 2025	$	0.20	$	4,535
November 20, 2025	December 4, 2025	$	0.20	$	4,538
Fiscal Year 2024					
March 14, 2024	March 28, 2024	$	0.16	$	3,589
May 16, 2024	May 30, 2024	$	0.16	$	3,593
August 15, 2024	August 29, 2024	$	0.16	$	3,596
November 21, 2024	December 5, 2024	$	0.16	$	3,600

On February 19, 2026, our Board of Directors approved a quarterly cash dividend on its common stock of $0.25 per share payable on March 26, 2026, to stockholders of record at the close of business on March 12, 2026.

Purchase Commitments

As part of the Company's normal course of business, the Company has commitments to purchase approximately $9.1 million of inventory through 2026. These purchases are to be used in the normal course of business and do not represent excess commitments or loss contracts.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, net sales, costs and expenses, and related disclosures. On a periodic basis, we evaluate our estimates, using authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. We have described our significant accounting policies in Note 1 to our consolidated financial statements included in this Form 10-K.

We believe the following critical accounting policies involve a significant level of estimation uncertainty and judgments that are reasonably likely to have a material impact on our consolidated financial statements. We base our judgments and estimates on historical experience, current conditions and other reasonable factors. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue is generated from the sale of medical devices and human tissue cryopreservation services. We recognize revenue in an amount that reflects the consideration we expect to be entitled to in exchange for those devices and services when control is transferred to customers. We account for revenue in accordance with FASB ASC 606, "Revenue from Contracts with Customers". Significant judgments and estimates involved in our recognition of revenue include the estimation of a provision for returns. We estimate the provision for sales returns and allowances using the expected value method based on historical experience and other factors that we believe could impact our expected returns, including defective or damaged products and invoice adjustments.

Inventory and Other Deferred Costs

Inventory and other deferred costs consists of finished products, work-in-process, raw materials, and costs deferred in connection with human tissue cryopreservation services of our RestoreFlow allograft business. We value inventory and other deferred costs at the lower of cost or market value. Cost includes materials, labor, and manufacturing overhead and is determined using the first-in, first-out, or FIFO, method. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration date and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate, and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations.

Valuation of Intangible Assets and Goodwill

Intangible assets consist primarily of customer relationships, purchased developed technology, trademarks, licenses, and non-compete provisions, and are amortized over their estimated useful lives. Goodwill represents the amount of consideration paid in connection with business acquisitions in excess of the fair value of assets acquired and liabilities assumed. We generally calculate the fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, we use estimates and assumptions about future revenue contributions, cost structures, and remaining useful lives of the asset. These estimates and assumptions require significant judgment, and actual results may differ from assumed or estimated amounts.

Share-Based Compensation

We measure and recognize compensation expense for all share-based awards granted to employees and directors, including stock options, restricted stock units, and performance-based restricted stock units. Determining the amount of share-based compensation expense requires the use of significant estimates and assumptions that involve judgment and inherently carry uncertainty.

The fair value of stock option awards is estimated on the grant date using valuation techniques such as the Black-Scholes option-pricing model. This model requires us to make several key assumptions, including expected volatility, expected term of the award, risk-free interest rates, expected dividend yield, and expected forfeitures. Because these inputs involve estimates of future trends and events, changes in any of these assumptions could materially affect the amount of share-based compensation expense recognized in our consolidated financial statements. Assumptions are based on historical data, benchmarks, and management's expectations of future performance and employee exercise behavior.

For restricted stock units and performance-based restricted stock units, fair value is measured based on the market price of our common stock on the grant date. Performance-based awards require additional judgment because expense recognition depends on the probability of achieving specified performance conditions. We reassess these probabilities at each reporting date, and changes in estimated achievement levels can result in significant adjustments to share-based compensation expense.

We account for forfeitures as they occur. If actual forfeiture rates differ materially from our expectations, share-based compensation expense could vary significantly from period to period. Because share-based compensation awards typically vest over several years and depend on both market conditions and employee behavior, the related expense recognized in any given period may not directly correlate with the value ultimately realized by award recipients. Management believes the estimates and assumptions used are reasonable; however, actual results may differ from these estimates and could materially impact our results of operations and financial condition.

Contingencies

In the normal course of business, we are subject to proceedings, lawsuits, and other claims and assessments for matters related to, among other things, business acquisitions, employment, commercial matters, intellectual property matters, product liability, and product recalls. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. We record charges for the costs we anticipate incurring in connection with litigation and claims against us when we determine a loss is probable and we can reasonably estimate these costs. We maintain insurance coverage for certain legal claims and liabilities; however, such coverage is subject to limits, deductibles, exclusions, and insurer interpretation. In connection with certain legal matters, the Company has asserted or may assert claims for recovery under applicable insurance policies.

In connection with certain of our acquisitions, we may enter into agreements to pay additional future consideration upon the satisfaction of certain agreed-upon criteria. We record liabilities for these arrangements at estimated fair value reflecting management's assumptions of the likelihood of achieving the specified criteria at the time of the closing, which may require significant judgment. These amounts are remeasured each reporting period, with any adjustments recorded in income from operations.

Recent Accounting Pronouncements

See Note 1 "Description of Business and Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements in Item 8 "Financial Statements and Supplementary Data" for additional information regarding recent accounting pronouncements, including the respective expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, which include potential losses arising from adverse changes in market rates and prices, such as foreign exchange fluctuations and changes in interest rates.

Foreign Currency Risk

We transact sales in currencies other than the U.S. Dollar, particularly the Euro, Canadian Dollar, British Pound, Japanese Yen, and Australian Dollar. Approximately 43% of our sales in fiscal year 2025 were denominated in foreign currencies. In addition, a significant portion of our operating costs incurred outside the United States are denominated in currencies other than the U.S. dollar. We conduct business on a worldwide basis and as a result, a portion of our revenue, earnings, net assets, and net investments in foreign affiliates is exposed to changes in foreign currency exchange rates. We measure our net exposure for cash balance positions and for cash inflows and outflows in order to evaluate the need to mitigate our foreign exchange risk. We may enter into foreign currency forward contracts to minimize the impact related to unfavorable exchange rate movements, although we did not do so during 2025 or 2024.

Interest Rate Risk

We invest our cash and cash equivalents and short-term marketable securities primarily in bank deposits, corporate debt securities, U.S. government agency securities, money market investments, and a short-duration bond equity fund. Although we believe we have invested in a conservative manner, with principal preservation being the primary investment objective, the value of the securities held will fluctuate with changes in financial markets including, among other things, changes in interest rates, credit quality, and general volatility. This risk is managed by investing in high quality investment grade securities to maintain liquidity and preserve principal without significantly increasing risk.

Financial instruments that potentially subject us to credit risk consist of investments in corporate bonds. We maintain deposit accounts in federally insured financial institutions in excess of federally insured limits. Cash held in financial institutions in foreign countries is not significant. Although these depository accounts may exceed government insured depository limits, we have evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to the exposure of such credit risk to be remote.

Concentration of Credit Risk

See Note 1 "Description of Business and Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data required by Part II, Item 8 are included in Part IV of this report and indexed under Item 15 (a) (1) and (2) of this report, and are incorporated by reference into this Item 8.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer (the Principal Executive Officer) and Chief Financial Officer (the Principal Accounting and Financial Officer), has evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13(a) – 15(e) of the Securities Exchange Act of 1934 (Exchange Act), as of the end of the period covered by this report. Based on this evaluation, we concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules, and the material information relating to the Company is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that control objectives are met. Because of inherent limitations in all control systems, no evaluation of controls can provide assurance that all control issues and instances of fraud, if any, within a company will be detected. Additionally, controls can be circumvented by individuals, by collusion of two or more people or by management override. Over time, controls can become inadequate because of changes in conditions or the degree of compliance may deteriorate. Further, the design of any system of controls is based in part upon assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions. Because of the inherent limitations in any cost-effective control system, misstatements due to errors or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

In February 2024, we began implementing a new ERP system. The ERP implementation requires the integration of new ERP software with multiple new data flows and business processes. The new ERP is designed to accurately maintain our books and records and provide information to our management teams which is important to the operations of the business. As the phased implementation of the new ERP system progresses, we expect to continue to change certain processes and procedures which, in turn, are expected to result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Other than the new ERP system implementation, there have been no changes to our internal control over financial reporting during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. No matter how well designed, because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
LeMaitre Vascular, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of LeMaitre Vascular, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 26, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
February 26, 2026

Item 9B. Other Information

During the fiscal quarter ended December 31, 2025, none of our directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as those terms are defined in Regulation S-K, Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information responsive to this item is incorporated by reference herein from the information to be contained in the sections entitled "Directors, Executive Officers and Key Employees," "Corporate Governance," "Meetings and Committees of the Board of Directors," and "Insider Trading Policies and Procedures" in our 2026 definitive proxy statement for the 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2025.

The information required by this item concerning compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the information contained in the section entitled "Delinquent Section 16(a) Reports" in our 2026 definitive proxy statement, to the extent required to be included.

Code of Ethics

Certain documents relating to our corporate governance, including our Code of Business Conduct and Ethics, which is applicable to our directors, officers, and employees, and the charters of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee of our Board of Directors, are available on our website at *http://www.lemaitre.com*. We intend to disclose substantive amendments to or waivers (including implicit waivers) of any provision of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, by posting such information on our website available at *http://www.lemaitre.com.*

Item 11. Executive Compensation

The information responsive to this item is incorporated herein by reference from the information to be contained in the section entitled "Compensation of Executive Officers and Directors" in our 2026 definitive proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information responsive to this item is incorporated herein by reference from the information to be contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2026 definitive proxy statement.

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans in effect as of December 31, 2025. Each of our equity compensation plans is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933, as amended.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	863,403	$ 68.22	886,363
Equity compensation plans not approved by security holders	-	-	-
Total	863,403	$ 68.22	886,363

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required responsive to this item is incorporated herein by reference from the information to be contained in the sections entitled "Certain Relationships and Related Transactions" and "Corporate Governance" in our 2026 definitive proxy statement.

Item 14. Principal Accountant Fees and Services

The information responsive to this item is incorporated herein by reference from the information to be contained in the sections entitled "Ratification of Independent Registered Public Accounting Firm" and "Additional Information Regarding Our Independent Registered Public Accounting Firm" in our 2026 definitive proxy statement.

Item 15. Exhibits and Financial Statement Schedules

a) Documents filed as part of this Report.

(1) The following consolidated financial statements are filed herewith in Item 8 of Part II above.

    (i) Report of Independent Registered Public Accounting Firm

    (ii) Consolidated Balance Sheets

    (iii) Consolidated Statements of Operations

    (iv) Consolidated Statements of Comprehensive Income

    (v) Consolidated Statements of Shareholders' Equity

    (vi) Consolidated Statements of Cash Flows

    (vii) Notes to Consolidated Financial Statements

(2) All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits

Exhibit Number	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Date	SEC File Number	
2.1	Asset Purchase Agreement dated October 11, 2019 between the Registrant and Admedus Ltd (now known as Anteris Technologies Ltd) and certain of its subsidiaries	10-K	3/12/20	001-33092	
2.2	Amendment No. 1 to Asset Purchase Agreement dated October 11, 2019 between the Registrant and Admedus Ltd (now known as Anteris Technologies Ltd) and certain of its subsidiaries.	8-K	9/1/21	001-33092	
2.3^	Asset Purchase Agreement, dated June 22, 2020, by and between the Company and Artegraft, Inc.	8-K	6/24/20	001-33092	
3.1	Second Amended and Restated By-laws of the Registrant	10-Q	8/6/25	001-33092	
3.2	Second Amended and Restated Certificate of Incorporation of the Registrant	10-K	3/29/10	001-33092	
3.3	Amendment to Second Amended and Restated Certificate of Incorporation of the Registrant	8-K	6/15/12	001-33092	
4.1	Specimen Certificate evidencing shares of common stock	S-1/A	6/22/06	333-133532	
4.2	Description of Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended	10-K	3/12/20	001-33092	
4.3	Indenture, dated as of December 19, 2024, between LeMaitre Vascular, Inc. and U.S. Bank Trust Company, National Association, as trustee	8-K	12/19/24	001-33092	
4.4	Form of certificate representing the 2.50% Convertible Senior Notes due 2030 (included as Exhibit A to Exhibit 4.1)	8-K	12/19/24	001-33092	
10.1	Director Compensation Policy				X
10.2†	Executive Retention and Severance Agreement dated October 10, 2005, by and between the Registrant and George W. LeMaitre	S-1/A	5/26/06	333-133532	
10.3†	First Amendment to Executive Retention and Severance Agreement dated December 23, 2008, by and between the Registrant and George W. LeMaitre	10-K	3/31/09	001-33092	
10.4†	Employment Agreement dated June 20, 2006, by and between the Registrant and David Roberts	S-1/A	6/22/06	333-133532	
10.5†	First Amendment to Employment Agreement dated December 19, 2008, by and between the Registrant and David Roberts	10-K	3/31/09	001-33092	
10.6†	Employment Agreement dated April 20, 2006, by and between the Registrant and Joseph P. Pellegrino	S-1/A	6/22/06	333-133532	
10.7†	First Amendment to Employment Agreement dated December 19, 2008, by and between the Registrant and Joseph P. Pellegrino	10-K	3/31/09	001-33092	
10.8†	LeMaitre Vascular, Inc. Offer Letter to Dorian LeBlanc	8-K	2/13/25	001-33092	
10.9†	Form of Indemnification Agreement between the Registrant and its directors and executive officers	S-1/A	5/26/06	333-133532	

10.10	Northwest Park Lease dated March 31, 2003, by and between the Registrant and Roger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, as amended	S-1	4/25/06	333-133532
10.11	Second Amendment of Lease dated May 21, 2007, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	8-K	6/15/07	001-33092
10.12	Third Amendment of Lease dated February 26, 2008, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	8-K	4/10/08	001-33092
10.13	Fourth Amendment of Lease dated October 31, 2008, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	10-K	3/31/09	001-33092
10.14	Fifth Amendment of Lease dated March 23, 2010, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	10-K	3/29/10	001-33092
10.15	Sixth Amendment of Lease dated December 20, 2013, by and between NWP Building 5 LLC, as successor-in-interest to the Trustees of Northwest Associates, and Registrant	8-K	12/23/13	001-33092
10.16	Seventh Amendment of Lease dated October 29, 2019 between NWP BUILDING 5 LLC and the Registrant	8-K	11/1/19	001-33092
10.17	Eighth Amendment of Lease dated October 18, 2023 between NWP Building 5 LLC and the Registrant	10-Q	11/7/23	001-33092
10.18	Northwest Park Lease dated March 23, 2010, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	10-K	3/29/10	001-33092
10.19	First Amendment to Northwest Park Lease dated September 14, 2010, by and between Rodger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, and Registrant	10-K	3/27/12	001-33092
10.20	Second Amendment to Northwest Park Lease dated October 31, 2011, by and between NWP Building 4 LLC, as successor-in-interest to Trustees of Northwest Associates, and Registrant	10-K	3/27/12	001-33092
10.21	Second Amendment to Northwest Park Lease dated October 31, 2011, by and between NWP Building 4 LLC, as successor-in-interest to Trustees of Northwest Associates, and Registrant	10-K	3/27/13	001-33092
10.22	Fourth Amendment of Lease dated December 20, 2013, by and between NWP Building 4 LLC, as successor-in-interest to the Trustees of Northwest Associates, and Registrant	8-K	12/23/13	001-33092
10.23	Fifth Amendment of Lease dated October 29, 2019 between NWP BUILDING 4 LLC and the Registrant	8-K	11/1/19	001-33092
10.24	Sixth Amendment of Lease dated October 18, 2023 between NWP Building 4 LLC and Registrant	10-Q	11/7/23	001-33092
10.25	Lease dated December 20, 2013, by and between N.W. Building 3 Trust and Registrant	8-K	12/23/13	001-33092
10.26	First Amendment of Lease dated October 29, 2019 between NWP BUILDING 3 LLC and the Registrant	8-K	11/1/19	001-33092
10.27	Second Amendment of Lease dated October 18, 2023 between NWP Building 3 LLC and the Registrant	10-Q	11/7/23	001-33092

10.28	Lease dated November 26, 2019 between NWP Retail 18 LLC and the Registrant.	8-K	12/3/19	001-33092	
10.29	First Amendment of Lease dated October 18, 2023 between NWP Retail 18 LLC and the Registrant	10-Q	11/7/23	001-33092	
10.30†	Amended and Restated Management Incentive Compensation Plan	8-K	2/25/14	001-33092	
10.31†	Fourth Amended and Restated 2006 Stock Option and Incentive Plan	8-K	6/3/24	001-33092	
10.32†	Form of Restricted Stock Unit Award Agreement under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.33†	Form of Incentive Stock Option Agreement under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.34†	Form of Non-Qualified Stock Option Agreement (Employees) under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.35†	Form of Non-Qualified Stock Option Agreement (Non-Employee Directors) under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.36^	License Agreement dated October 11, 2019 between the Registrant and Admedus Ltd and certain of its subsidiaries	10-K	3/12/20	001-33092	
10.37†	Ninth Amended and Restated Equity Award Grant				X
10.38†	Form of Restricted Stock Unit Award Agreement – Performance Based Award under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.39†	Form of Restricted Stock Unit Award Agreement – Restricted Stock Unit Award under the LeMaitre Vascular, Inc. 2006 Stock Option And Incentive Plan				X
10.40†	Form of Restricted Stock Unit Award Agreement - Non-Employee Director Award under the LeMaitre Vascular, Inc. 2006 Stock Option and Incentive Plan				X
19.1	LeMaitre Vascular, Inc. Insider Trading Policy	10-K	2/28/25	001-33092	
21.1	List of Subsidiaries				X
23.1	Consent of Grant Thornton LLP				X
24.1	Power of Attorney (included on the Signatures page of this Annual Report on Form 10-K)				X
31.1	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a)				X
31.2	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a)				X
32.1*	Certification of Chief Executive Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 36 of Title 18 of the United States Code (18 U.S.C. §1350)				X
32.2*	Certification of Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 36 of Title 18 of the United States Code (18 U.S.C. §1350)				X

97.1	LeMaitre Vascular, Inc. Compensation Recovery Program	10-K	2/28/25	001-33092	
101.INS	Inline XBRL Instance Document.				X
101.SCH	Inline XBRL Taxonomy Extension Schema with embedded Linkbase Documents.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

† Indicates a management contract or any compensatory plan, contract, or arrangement.

* The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of LeMaitre Vascular, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

^ Portions of the exhibit (indicated by "[***]") have been omitted because they are not material and is the type that LeMaitre Vascular, Inc. treats as private and confidential.

Item 16. Form 10-K Summary.

Not provided.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2026.

LEMAITRE VASCULAR, INC.

By: /S/   GEORGE W. LEMAITRE
George W. LeMaitre,
Chief Executive Officer and Chairman of
the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George W. LeMaitre and Dorian P. LeBlanc, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE W. LEMAITRE **George W. LeMaitre**	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	February 26, 2026
/s/ DORIAN P. LEBLANC **Dorian P. LeBlanc**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 26, 2026
/s/ LAWRENCE J. JASINSKI **Lawrence J. Jasinski**	Director	February 26, 2026
/s/ JOHN J. O'CONNOR **John J. O'Connor**	Director	February 26, 2026
/s/ JOSEPH P. PELLEGRINO, JR. **Joseph P. Pellegrino, Jr.**	Director	February 26, 2026
/s/ DAVID B. ROBERTS **David B. Roberts**	President and Director	February 26, 2026
/s/ JOHN A. ROUSH **John A. Roush**	Director	February 26, 2026
/s/ BRIDGET A. ROSS **Bridget A. Ross**	Director	February 26, 2026
/s/ MARTHA M. SHADAN **Martha M. Shadan**	Director	February 26, 2026

INDEX TO FINANCIAL STATEMENTS

LeMaitre Vascular, Inc.

Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	69
Consolidated Balance Sheets as of December 31, 2025 and 2024	70
Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023	71
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023	72
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023	73
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023	74
Notes to Consolidated Financial Statements	75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
LeMaitre Vascular, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of LeMaitre Vascular, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 26, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2015.

Boston, Massachusetts
February 26, 2026

LeMaitre Vascular, Inc.
Consolidated Balance Sheets

	December 31, 2025		December 31, 2024	
	(in thousands, except share data)			
Assets				
Current assets:				
Cash and cash equivalents	$	28,244	$	25,610
Short-term marketable securities		330,876		274,112
Accounts receivable, net of allowances of $1,400 at December 31, 2025 and $1,369 at December 31, 2024		33,610		30,063
Inventory and other deferred costs		70,422		64,927
Prepaid expenses and other current assets		5,080		7,480
Total current assets		468,232		402,192
Property and equipment, net		26,997		24,800
Right-of-use leased assets		15,762		16,768
Goodwill		65,945		65,945
Other intangibles, net		33,089		35,819
Deferred tax assets		759		1,425
Other assets		4,906		4,868
Total assets	$	615,690	$	551,817
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	3,646	$	1,761
Accrued expenses		29,411		24,732
Acquisition-related obligations		322		1,433
Lease liabilities - short-term		2,944		2,681
Total current liabilities		36,323		30,607
Convertible senior notes, net		168,645		167,772
Lease liabilities - long-term		14,003		15,232
Deferred tax liabilities		1,735		85
Other long-term liabilities		1,468		831
Total liabilities		222,174		214,527
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.01 par value; 3,000,000 shares authorized; none issued and outstanding		-		-
Common stock, $0.01 par value; 37,000,000 shares authorized, 24,396,904 and 24,153,165 shares issued, 22,772,607 and 22,549,340 shares outstanding, respectively		244		242
Additional paid-in capital		228,407		213,760
Retained earnings		184,715		145,090
Accumulated other comprehensive loss		(2,411)		(6,184)
Treasury stock, at cost; 1,624,297 and 1,603,825 shares, respectively		(17,439)		(15,618)
Total stockholders' equity		393,516		337,290
Total liabilities and stockholders' equity	$	615,690	$	551,817

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.
Consolidated Statements of Operations

	Year ended December 31,		
	2025	2024	2023
	(in thousands, except per share data)		
Net sales	$ 249,602	$ 219,863	$ 193,484
Cost of sales	71,063	68,962	66,435
Gross profit	178,539	150,901	127,049
Sales and marketing	54,464	46,737	41,054
General and administrative	42,024	36,258	31,832
Research and development	14,139	15,650	16,966
Restructuring	-	-	485
Total operating expenses	110,627	98,645	90,337
Income from operations	67,912	52,256	36,712
Other income (expense):			
Investment income	13,094	4,949	3,077
Interest expense	(5,184)	(205)	-
Other income (loss), net	(638)	(125)	(314)
Income before income taxes	75,184	56,875	39,475
Provision for income taxes	17,450	12,837	9,370
Net income	$ 57,734	$ 44,038	$ 30,105
Earnings per share of common stock:			
Basic	$ 2.55	$ 1.96	$ 1.36
Diluted	$ 2.52	$ 1.93	$ 1.34
Weighted-average shares outstanding:			
Basic	22,638	22,452	22,217
Diluted	22,929	22,779	22,423
Cash dividends declared per common share	$ 0.80	$ 0.64	$ 0.56

See accompanying notes to consolidated financial statements.


LeMaitre Vascular, Inc.
Consolidated Statements of Comprehensive Income


	Year ended December 31,					
	2025		**2024**		**2023**	
	(in thousands)					
Net income	$	57,734	$	44,038	$	30,105
Other comprehensive income (loss):						
Foreign currency translation adjustment, net		2,735		(1,710)		734
Unrealized gain (loss) on marketable securities		503		151		672
Reclassification		535		-		-
Total other comprehensive income (loss)		3,773		(1,559)		1,406
Comprehensive income	$	61,507	$	42,479	$	31,511


See accompanying notes to consolidated financial statements.


LeMaitre Vascular, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Equity
Balance at December 31, 2022	23,655,716	$ 237	$ 189,268	$ 97,773	$ (6,031)	1,568,595	$ (13,046)	$ 268,201
Net income				30,105				30,105
Other comprehensive income (loss)					1,406			1,406
Issuance of common stock for stock options exercised	207,643	2	6,168					6,170
Vested restricted stock units	48,401	-	-					-
Repurchase of common stock for net settlement of equity awards						15,917	(853)	(853)
Stock-based compensation expense			5,319					5,319
Common stock cash dividend paid				(12,448)				(12,448)
Balance at December 31, 2023	23,911,760	$ 239	$ 200,755	$ 115,430	$ (4,625)	1,584,512	$ (13,899)	$ 297,900
Net income				44,038				44,038
Other comprehensive income (loss)					(1,559)			(1,559)
Issuance of common stock for stock options exercised	178,064	2	6,437					6,439
Vested restricted stock units	56,201	1	-					1
Vested performance-based restricted stock units	7,140	-	-					-
Repurchase of common stock for net settlement of equity awards						19,313	(1,719)	(1,719)
Stock-based compensation expense			6,568					6,568
Common stock cash dividend paid				(14,378)				(14,378)
Balance at December 31, 2024	24,153,165	$ 242	$ 213,760	$ 145,090	$ (6,184)	1,603,825	$ (15,618)	$ 337,290
Net income				57,734				57,734
Other comprehensive income (loss)					3,773			3,773
Issuance of common stock for stock options exercised	173,438	2	6,821		-			6,823
Vested restricted stock units	62,378	-	-					-
Vested performance-based restricted stock units	7,923	-	-					-
Repurchase of common stock for net settlement of equity awards						20,472	(1,821)	(1,821)
Stock-based compensation expense			7,826					7,826
Common stock cash dividend paid				(18,109)				(18,109)
Balance at December 31, 2025	24,396,904	$ 244	$ 228,407	$ 184,715	$ (2,411)	1,624,297	$ (17,439)	$ 393,516

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.
Consolidated Statements of Cash Flows

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Operating activities			
Net income	$ 57,734	$ 44,038	$ 30,105
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,418	9,608	9,515
Stock-based compensation	7,826	6,568	5,319
Amortization of issuance costs on convertible senior notes	873	62	-
Provision for inventory write-downs	2,661	3,092	2,237
Provision (benefit) for deferred income taxes	2,312	(451)	783
Loss on divestitures	-	-	485
Provision for credit losses	817	813	344
Unrealized loss on equity investments	535	-	-
Fair value adjustments to contingent consideration obligations	-	134	(78)
Foreign currency transaction effect on income	(176)	362	(705)
Changes in operating assets and liabilities:			
Accounts receivable	(2,947)	(6,418)	(3,135)
Inventory and other deferred costs	(7,223)	(10,574)	(9,794)
Prepaid expenses and other assets	2,426	(2,331)	(2,924)
Accounts payable and other liabilities	4,198	(923)	4,599
Accrued interest	1,797	144	-
Net cash provided by operating activities	81,251	44,124	36,751
Investing activities			
Purchases of short-term marketable securities	(641,329)	(277,938)	(16,551)
Purchases of property and equipment	(6,783)	(6,962)	(7,265)
Payments related to acquisitions, net of cash acquired	(1,899)	-	(899)
Proceeds from sales of short-term marketable securities	585,070	84,780	-
Net cash used in investing activities	(64,941)	(200,120)	(24,715)
Financing activities			
Proceeds from issuance of convertible senior notes, net of issuance costs paid of $3,234	-	169,266	-
Costs paid related to issuance of convertible senior notes	-	(1,507)	-
Common stock cash dividend paid	(18,109)	(14,378)	(12,448)
Proceeds from stock option exercises	6,823	6,440	6,170
Payment of withholding taxes in connection with net settlement of equity awards	(1,821)	(1,719)	(853)
Deferred payments for acquisitions	(1,433)	-	-
Net cash (used in) provided by financing activities	(14,540)	158,102	(7,131)
Effect of exchange rate changes on cash and cash equivalents	864	(765)	230
Net increase in cash and cash equivalents	2,634	1,341	5,135
Cash and cash equivalents at beginning of year	25,610	24,269	19,134
Cash and cash equivalents at end of year	$ 28,244	$ 25,610	$ 24,269

Supplemental disclosures of cash flow information (see Notes 8 and 9).

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.
Notes to Consolidated Financial Statements
December 31, 2025

1. Description of Business and Summary of Significant Accounting Policies

Nature of the Business

Unless the context requires otherwise, references to LeMaitre, LeMaitre Vascular, and the Company refer to LeMaitre Vascular, Inc. and its subsidiaries. The Company develops, manufactures, and markets medical devices and implants used primarily in the field of vascular surgery. The Company also derives revenues from the processing and cryopreservation of human tissues for implantation in patients. The Company operates in a single segment in which its principal product lines include the following: anastomotic clips, biologic vascular and dialysis grafts, biologic vascular and cardiac patches, carotid shunts, embolectomy catheters, occlusion catheters, radiopaque marking tape, synthetic vascular and dialysis grafts, and valvulotomes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and liquid investments with maturities of 90 days or less at the date of purchase held in the Company's operating bank accounts. These amounts are stated at cost, which approximates fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Credit risk related to cash and cash equivalents are limited based on the creditworthiness of the financial institutions at which these funds are held. The Company maintains cash balances in several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Certain account balances exceed the FDIC limit. Cash balances held outside the United States totaled approximately $10.2 million as of December 31, 2025.

Investments

The components of the Company's investments include debt investments, equity investments, and money market investments and are classified as short-term marketable securities. Debt investments are investments with original maturities of greater than three months and primarily include corporate debt securities, U.S. government agency securities, and asset-backed securities that are designated as available-for-sale. Available-for-sale securities are carried at estimated fair value. The Company views its available-for-sale portfolio as available for use in its current operations. Unrealized gains and losses derived by changes in the estimated fair value of available-for-sale securities are recorded in "Unrealized gain (loss) on available-for-sale securities" on the Company's consolidated statements of comprehensive income. Realized gains (losses) from the sale of available-for-sale investments, if any, are determined on a specific identification method, and are recorded in "Investment income" on the Company's consolidated statements of operations. The costs of securities sold are based on the specific identification method, if applicable. The Company reported the amortization of any premium and accretion of any discount resulting from the purchase of debt securities as a component of investment income.

The Company also reviews its available-for-sale securities on a regular basis to evaluate whether any security in an unrealized loss position has expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. Expected credit losses, if any, are recorded in "Other income (loss), net" on the Company's consolidated statements of operations.

Equity investments include a short duration bond equity fund and a managed income equity fund that are measured at fair value for each reporting period. The managed income equity fund was liquidated in December 2024. Unrealized gains and losses derived by changes in the fair value are recorded in "Other income (loss), net" on the Company's consolidated statement of operations. The unrealized gain related to equity securities still held at December 31, 2025 was $0.5 million. Realized gains and losses are recorded in "Investment income" on the Company's consolidated statement of operations. Certain prior period balances have been reclassified to conform with current period presentation.

Finally, the Company invests in money market securities with maturities of 90 days or less at the date of purchase held outside of its operating bank accounts. Realized gains from money market securities are recorded in "Investment income" on the Company's consolidated statement of operations. Additionally, for any investments that distribute a dividend that is reinvested, the dividend gain is recorded in "Investment income" on the Company's consolidated statement of operations.

Revenue Recognition

The Company's revenue is derived primarily from the sale of disposable or implantable devices used during vascular surgery. The Company sells primarily directly to hospitals and to a lesser extent to international distributors. The Company also derives revenues from the processing and cryopreservation of human tissues for implantation in patients. The Company recognizes revenue when control of promised devices and services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those devices and services. Revenue is recognized at a point in time upon shipment or delivery of products under the provisions of ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*.

Revenue is recognized when or as a company satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). In instances in which shipping and handling activities are performed after a customer takes control of the goods (such as when title passes upon shipment from the Company's dock), the Company made the policy election allowed under Topic 606 to account for these activities as fulfillment costs and not as performance obligations.

The Company generally references customer purchase orders to determine the existence of a contract. Orders that are not accompanied by a purchase order are confirmed with the customer either in writing or verbally. The purchase orders or similar correspondence, once accepted, identify the performance obligations as well as the transaction price, and otherwise outline the rights and obligations of each party. The Company allocates the transaction price of each contract among the performance obligations in accordance with the pricing of each item specified on the purchase order, which is in turn based on standalone selling prices per the Company's published price lists. In cases where the Company discounts products or provides certain items free of charge, the Company allocates the discount proportionately to all performance obligations, unless the Company can demonstrate that the discount should be allocated entirely to one or more, but not all, of the performance obligations.

The Company records revenue, net of allowances for returns and discounts, fees paid to group purchasing organizations, and any sales and value added taxes required to be invoiced, which the Company has elected to exclude from the measurement of the transaction price as allowed by the standard, at the time of shipment (taking into consideration contractual shipping terms), or in the case of consigned inventory, when it is consumed. Shipment is the point at which control of the product and title passes to the Company's customers and the Company has a present right to receive payment for the goods.

Below is a disaggregation of the Company's revenue by major geographic area, which is among the primary categorizations used by management in evaluating financial performance, for the periods indicated (in thousands):

| | Year ended December 31, | | |
	2025	2024	2023
Americas	$ 159,665	$ 144,583	$ 130,308
Europe, Middle East and Africa	73,122	59,969	51,099
Asia Pacific	16,815	15,311	12,077
Total	$ 249,602	$ 219,863	$ 193,484

The Company does not carry any contract assets or contract liabilities, as there are generally no unbilled amounts due from customers under contracts for which the Company has partially satisfied performance obligations, or amounts received from customers for which the Company has not satisfied performance obligations. The Company satisfies its performance obligations under revenue contracts within a short time period from receipt of the orders, and payments from customers are typically received within 30 to 60 days of fulfillment of the orders, except in certain geographies such as Italy, Spain, and France, where the payment cycle is customarily longer, but less than 12 months. Accordingly, there is no significant financing component to the Company's revenue contracts. Additionally, the Company has elected as a policy that incremental costs (such as commissions) incurred to obtain contracts are expensed as incurred, due to the short-term nature of the contracts.

Customers returning products may be entitled to full or partial credit based on the condition and timing of the return. To be accepted, a returned product must be unopened (if sterile), unadulterated, and undamaged, must have at least 18 months remaining prior to its expiration date, or 12 months for the Company's hospital customers in Europe, and generally be returned within 30 days of shipment. These return policies apply to sales to both hospitals and distributors. The amount of products returned to the Company, either for exchange or credit, has not been material. Nevertheless, the Company provides for an allowance for future sales returns based on the percentage of 12 months historical returns applied against the Company's recognized period sales, which requires judgment. The Company's cost of replacing defective products has not been material and is accounted for at the time of replacement.

Sales Returns and Allowances

The Company maintains a provision for potential returns of defective or damaged products, and invoice adjustments. The Company adjusts the provision using the expected value method based on historical experiences. Increases to the provision reduce revenue and accounts receivable.

Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivable are with customers based in the United States and internationally. Accounts receivable generally are due within 30 to 60 days of invoice and are stated at amounts due from customers, net of an allowance for credit losses and sales returns, other than in certain European markets where the payment cycle is customarily longer. Opening balance accounts receivable at January 1, 2024 was $25.1 million. The Company performs ongoing credit evaluations of the financial condition of its customers and adjusts credit limits based upon payment history and the current creditworthiness of the customers, as determined by a review of their current credit information. The Company continuously monitors aging reports, collections, and payments from customers, and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues the Company identifies.

The Company closely monitors outstanding receivables for potential collection risks, including those that may arise from economic conditions, in both the United States and international economies. The Company's European sales to government-owned or supported customers such as hospitals, distributors and agents, particularly in Italy, Spain, and France, may be subject to significant payment delays due to government austerity measures impacting funding and payment practices. As of December 31, 2025, the Company's receivables in Italy, Spain, and France totaled $1.5 million, $1.2 million and $1.7 million, respectively. Receivables balances with certain government-owned hospitals and government-supported customers in these countries can accumulate over a period of time and then subsequently be settled as lump sum payments. While the Company believes its allowance for credit losses in these countries is adequate as of December 31, 2025, if significant changes were to occur in the payment practices of these European governments or if government funding becomes unavailable, the Company may not be able to collect on receivables due to it from these customers and the Company's write offs of uncollectible amounts may increase.

The Company writes off accounts receivable when they become uncollectible. Such credit losses have historically been within the Company's expectations and allowances. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company reviews its allowance for credit losses on a monthly basis and examines all past due balances individually for collectability. The Company records the provision for the allowance for credit losses in general and administrative expenses. The following is a summary of the Company's allowance for credit losses and sales returns:

	Balance at Beginning of Period		Additions charged to Income		Deductions from Reserves		Balance at End of Period	
				(in thousands)				
Allowance for credit losses and sales returns:								
Year ended December 31, 2025	$	1,369	$	817	$	786	$	1,400
Year ended December 31, 2024	$	941	$	813	$	385	$	1,369
Year ended December 31, 2023	$	835	$	344	$	238	$	941

Inventory and Other Deferred Costs

Inventory and other deferred costs consists of finished products, work-in-process, raw materials and costs deferred in connection with human tissue cryopreservation services of the Company's RestoreFlow allograft business. The Company values inventory and other deferred costs at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) and net realizable value. Inventory costs include direct materials, direct labor, and manufacturing overhead. On a quarterly basis, the Company reviews inventory quantities on hand and analyzes the provision for excess and obsolete inventory based primarily on product expiration dating and the Company's estimated sales forecast, which is based on sales history and anticipated future demand. The Company's estimates of future product demand may not be accurate, and the Company may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of the Company's inventory and results of operations.

Cloud Computing Arrangements

The Company enters into cloud computing arrangements to support its ERP system. Under ASC 350-40, Intangibles-Goodwill and Other-Internal-Use Software, the Company evaluates each arrangement to determine whether (i) the Company has the contractual right to take possession of the software without significant penalty, and (ii) it is feasible for the Company to run the software on its own or a third-party infrastructure. Since the Company's hosting arrangements do not convey such rights, they are accounted as service contracts.

The Company capitalizes qualifying set-up and implementation costs related to the Company's cloud computing arrangements. The deferred costs are amortized over the term of the associated cloud computing arrangement on a straight-line basis which is representative of the pattern in which the Company expects to benefit from access to the cloud computing arrangement.

The Company includes capitalized cloud computing implementation costs in prepaid expenses and other current assets and other assets on the consolidated balance sheet. The following is a summary of the Company's capitalized cloud computing arrangements:

| | As of December 31, | |
	2025	2024
	(in thousands)	
Cloud computing arrangements, beginning balance	$ 4,747	$ 3,619
Additions	448	1,502
Amortization	(546)	(374)
Cloud computing arrangements, ending balance	$ 4,649	$ 4,747

Property and Equipment

The Company states property and equipment at cost, net of accumulated depreciation. The Company computes depreciation over the estimated useful lives of the related assets using straight-line method as follows:

Description	Useful Life (in years)
Computer hardware and software	3 – 5
Furniture, fixtures and office equipment	5 – 7
Machinery and equipment	3 – 10
Building and leasehold improvements	The shorter of its useful life or remaining lease term

When assets are retired or disposed, the Company eliminates the asset's original cost and related accumulated depreciation from the accounts and any gain or loss is reflected in the statement of operations. The Company charges maintenance and repairs to operations as incurred.

Contingent Consideration

The Company recognizes contingent consideration for acquisitions at the date of acquisition, based on the fair value at that date, and then remeasured each reporting period, which may result in adjustments to net income.

Goodwill

Goodwill represents the amount of consideration paid in connection with business acquisitions in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually, or more frequently if indicators of impairment are present or changes in circumstances suggest that an impairment may exist. The Company performs the annual impairment test on the carrying value of goodwill based on the reporting unit annually on December 31. The Company performs an assessment of qualitative factors to determine if it is "more likely than not" that the fair value of the Company's reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The "more likely than not" threshold is defined as having a likelihood of more than 50 percent. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company has determined that no goodwill impairment charges were required for the years ended December 31, 2025, 2024, or 2023.

Intangible Assets

Intangible assets consist primarily of customer relationships, purchased developed technology, trademarks, licenses, and non-compete provisions, and are amortized over their estimated useful lives. We generally calculate the fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, we use estimates and assumptions about future revenue contributions, cost structures, and remaining useful lives of the asset. These estimates and assumptions require significant judgment, and actual results may differ from assumed or estimated amounts.

Long-lived Assets

The Company reviews its long-lived assets (primarily property and equipment, intangible assets, and right-of-use assets) subject to depreciation or amortization to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, the Company tests the long-lived asset for recoverability. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company measures impairment based on the fair market value of the affected asset using discounted cash flows.

Leases

The Company determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. The Company is required to classify leases as either finance or operating leases and to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification.

The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter, if modified.

For its operating leases with a lease term of 12 months or greater, the Company recognized a right-of-use asset and a lease liability on its consolidated balance sheets. The lease liability is determined as the present value of future lease payments using an estimated rate of interest that the Company would have to pay to borrow equivalent funds on a collateralized basis at the lease commencement date. The right-of-use asset is based on the liability adjusted for any prepaid or deferred rent. The lease term at the commencement date is determined by considering whether renewal options and termination options are reasonably assured of exercise.

Operating lease cost for the operating lease is recognized on a straight-line basis over the lease term and is included in operating expenses on the consolidated statements of operations. The Company elected the practical expedients to exclude from its balance sheets recognition of leases having a term of 12 months or less (short-term leases).

Income Taxes

The Company accounts for income taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities. The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the Company's tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

The Company recognizes, measures, presents, and discloses in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. The Company recognizes in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured by the Company based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company's policy is to classify interest and penalties related to unrecognized tax benefits as income tax expense.

Research and Development Expense

The Company expenses research and development costs, principally compensation and related expenses, outside services, professional fees, testing, and supplies, as incurred.

Advertising Costs

The Company expenses advertising costs as incurred and includes them as a component of sales and marketing expense in the accompanying consolidated statements of operations. Advertising costs are as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
		(in thousands)	
Advertising expense	$ 364	$ 330	$ 240

Stock-based Compensation

The Company recognizes as expense the estimated fair value of stock options to employees determined using the Black-Scholes option pricing model. The Company records share-based compensation charges across the consolidated statement of operations based upon the grantee's primary function. The Company has elected to recognize the compensation cost of all share-based awards on a straight-line basis over the vesting period of the award. Reversal of expense for forfeited awards due to the termination of an employee are recognized in the period of termination. In periods that the Company grants stock options, fair value assumptions are based on volatility, interest, dividend yield, and expected term over which the stock options will be outstanding. The computation of expected volatility is based on the historical volatility of the Company's stock. The Company bases the interest rate for periods within the contractual life of the award on the U.S. Treasury risk-free interest rate in effect at the time of grant. Historical data on exercise patterns is the basis for estimating the expected life of an option. The Company calculates the expected annual dividend rate by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing price of the Common Stock on the grant date.

The Company also issues restricted stock units (RSUs) and performance-based restricted stock units (PSUs) as additional forms of equity compensation to its employees, officers, and directors, pursuant to its stockholder-approved 2006 Stock Option and Incentive Plan (as subsequently amended and restated, the "2006 Stock Incentive Plan"). RSUs entitle the grantee to an issuance of stock at no cost to the grantee and generally vest over a period of time determined by the Company's Board of Directors at the time of grant. PSUs granted are based on achievement of the Company's operating income compared to budgeted operating income as approved by the Company's Board of Directors. The Company determines the fair market value of the award based on the number of RSUs and PSUs granted and the market value of the Company's common stock on the grant date. The Company amortizes the fair market value of the award to expense over the period of vesting. Unvested RSUs and PSUs are forfeited and canceled as of the date that employment or service to the Company terminates. RSUs and PSUs are settled in shares of the Company's common stock upon vesting. The Company typically repurchases common stock upon its employees' vesting in RSUs and PSUs in order to cover any minimum tax withholding liability as a result of the awards having vested.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. The Company is not aware of any specific event or circumstance that would require an update to its accounting estimates or adjustments to the carrying value of its assets and liabilities. The Company's estimates and assumptions, including those related to credit losses, inventories, intangible assets, sales returns and discounts, share-based compensation, and income taxes, are reviewed on an ongoing basis and updated as appropriate. Actual results could differ from those estimates.

Valuation of Business Combinations

The Company assigns the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The Company assesses the fair value of assets, including intangible assets, using a variety of methods. The Company typically engages an independent appraiser to perform the assessment, so as to measure fair value from the perspective of a market participant.

The Company has accounted for acquisitions using the acquisition method, and the acquired companies' results have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The Company has recorded acquisition transaction costs in general and administrative expenses and expensed such costs as incurred. The Company bases allocation of the purchase price for acquisitions on estimates of the fair value of the net assets acquired, subject to adjustment upon finalization of the purchase price allocation.

The Company's acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill due to expectations of synergies of combining the businesses. These synergies include use of the Company's existing commercial infrastructure to expand sales of the acquired businesses' products, use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of the Company's products, and the elimination of redundant facilities, functions, and staffing.

Commitments and Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims and assessments for matters related to, among other things, patent infringement, business acquisitions, employment, commercial matters and product recalls. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. The Company makes a determination of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. The required reserves may change in the future due to new developments or changes in approach, such as a change in settlement strategy in dealing with each matter. The Company records charges for anticipated losses in connection with litigation and claims against it when the Company concludes a loss is probable and can be reasonably estimated. The Company expenses legal costs associated with loss contingencies as incurred. During the years ended December 31, 2025, 2024, and 2023, the Company was not subject to any material litigation or claims and assessments.

Restructuring

The Company records restructuring expenses incurred in connection with consolidation or relocation of operations, exited business lines, reductions in force, or distributor terminations. The Company bases these restructuring expenses, which reflect the Company's commitment to a termination or exit plan, on estimates of the expected costs associated with site closure, legal matters, contract terminations, severance payments, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional expense to earnings will result. If the actual cost is less than the estimated cost, the Company will recognize a credit to earnings.

On June 30, 2022, we ceased operations at our St. Etienne, France factory. The closure resulted in restructuring expenses of $3.1 million for the year ended December 31, 2022. These expenses consisted primarily of employment termination costs, impairment of fixed assets and inventory, and third party costs. For the year ended December 31, 2023, we recorded additional restructuring expenses of $0.5 million related to the closure. The additional expenses consisted primarily of employment termination, settlement, legal, and other third party costs. There were no restructuring expenses for the years ended December 31, 2025 and 2024.

Convertible Debt

The Company applies the provisions of ASU 2020-06, which simplify the accounting related to convertible debt instruments by removing major separation models required under current GAAP. Accordingly, the Company does not bifurcate the liability and equity components of the convertible debt on its consolidated balance sheets. The Company's convertible debt is reflected as a liability on the Company's consolidated balance sheets, with the initial carrying amount equal to the principal amount of the debt, net of issuance costs. The issuance costs are treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the instruments utilizing the effective interest method. The Company accounts for its convertible debt as a single liability with no separate accounting for embedded conversion features.

Employee Retention Credit

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). One provision within the CARES Act provided an Employee Retention Credit ("ERC"), which allows for employers to claim a refundable tax credit against the employer share of Social Security tax equal to 50% of the qualified wages paid to employees from March 13, 2020 through December 31, 2020. The ERC was subsequently expanded in 2021 for employers to claim a refundable tax credit for 70% of the qualified wages paid to employees from January 1, 2021 through September 30, 2021. In April 2025, the Company filed amended Forms 941-X to claim the expanded ERC totaling $6.3 million of credits for filing periods beginning January 1, 2021, through September 30, 2021.

The Company accounted for the ERC by analogy to International Accounting Standard ("IAS") 20, Accounting for Government Grants and Disclosure of Government Assistance which permits the recording and presentation of either the gross amount as other income or the netting of the credit against the related expense. In September 2025, the Company received ERC refunds for the claims filed for the periods January 1, 2021, through June 30, 2021, totaling $4.8 million. For the year ended December 31, 2025, the Company recorded a gross benefit of $4.8 million, which represented $4.1 million claimed as a refund and $0.7 million in interest income. The ERC was recognized as a reduction in cost of sales and operating expenses and allocated to the financial statement categories from which the payroll taxes were originally incurred. The Company recorded benefits to cost of sales of $2.7 million, sales and marketing expenses of $0.8 million, general and administrative expenses of $0.3 million, and research and development expenses of $0.3 million, and interest income of $0.7 million. Additionally, the Company has accounted for the contingent fee arrangement with its service provider in connection with the filing of the ERC under ASC 450-20, Contingencies. The Company recorded $0.7 million to general and administrative expenses for professional fees related to the tax credit in the consolidated statements of operations during the year ended December 31, 2025.

On July 4, 2025, President Donald Trump signed the One Big Beautiful Bill Act ("OBBBA") into law, which is considered the enactment date under GAAP. The OBBBA removed the claims filed by any taxpayer after January 31, 2024, for ERC refunds relating to the period July 1, 2021, through September 30, 2021. The Company's amended Forms 941-X for the period July 1, 2021, through September 30, 2021, were filed with a credit of $2.2 million. The Company believes that there is not reasonable assurance that any receipt of credits will be obtained for this period and therefore has not recognized any amounts related to the ERC in the accompanying consolidated financial statements.

Net Income Per Share

The Company computes basic net income per common share by dividing the net income by the weighted average number of shares of common stock outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock awards, using the treasury stock method, and outstanding convertible notes, using the if-converted method.

The Company has excluded potential dilutive securities from the computation of diluted earnings per share that would be anti-dilutive to net income per share. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net income per share attributable to common stockholders for the periods indicated above because including them would have had an anti-dilutive effect:

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Convertible senior notes	1,441	1,441	-
Options to purchase common stock	136	9	295
Restricted stock units	1	2	-
Performance-based restricted stock units	-	1	-
Shares excluded in computing diluted earnings per share as those shares would be anti-dilutive	1,578	1,453	295

A reconciliation of the basic and diluted net income per common share computations are as follows:

	Year ended December 31,		
	2025	2024	2023
	(in thousands, except per share data)		
Basic:			
Net income available for common stockholders	$ 57,734	$ 44,038	$ 30,105
Weighted average basic common shares outstanding	22,638	22,452	22,217
Basic earnings per share	$ 2.55	$ 1.96	$ 1.36
Diluted:			
Net income available for common stockholders	$ 57,734	$ 44,038	$ 30,105
Weighted-average basic common shares outstanding	22,638	22,452	22,217
Effect of dilutive securities:			
Options to purchase common stock	216	232	147
Restricted stock units	42	64	49
Performance-based restricted stock units	33	31	10
Shares used in computing diluted earnings per common share	22,929	22,779	22,423
Diluted earnings per share	$ 2.52	$ 1.93	$ 1.34
Shares excluded in computing diluted earnings per share as those shares would be anti-dilutive	1,578	1,453	295

The Company computed the if-converted method to calculate diluted net income per common share regarding the convertible senior notes, noting there was no dilutive effect on the calculations for the years ended December 31, 2025 and 2024.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires all public entities, including public entities with a single reportable segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures. The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company's segment-related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The Company adopted ASU 2023-09 effective December 31, 2025, on a retrospective basis. The adoption of 2023-09 did not have a material impact on the Company's income tax-related disclosures.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the impact of this pronouncement on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. The new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the impact of this pronouncement on its consolidated financial statements and related disclosures.

In June 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Modification to Receivable and Contract Assets. The new guidance reduced the cost and complexity of applying the current expected credit loss model to current accounts receivable and current contract assets for public business entities through a practical expedient to assume that current conditions as of the balance sheet date will continue for the remaining life of assets. The guidance is effective for fiscal years beginning after December 31, 2025, including interim periods within those annual periods, with early adoption permitted on a prospective basis. The Company is currently in the process of evaluating the impact of this pronouncement on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangible-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The new guidance modernizes the accounting for internal-use software to current development practice, clarifies when to begin capitalizing costs and enhances disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those annual periods, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the impact of this pronouncement on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. The new guidance creates a comprehensive list of required interim disclosures and incorporates a disclosure principle that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the previous year end. The guidance is effective for interim periods within annual fiscal years beginning after December 15, 2027 and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the impact of this pronouncement on its consolidated financial statements and related disclosures.

2. Investments

Investment Components

The components of investments consisted of the following:

	Fair Value Level	Amortized Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2025			(in thousands)		
Corporate debt securities	Level 2	$ 168,802	$ 46	$ (102)	$ 168,746
United States government agency securities	Level 2	53,380	43	-	53,423
Asset-backed securities	Level 2	33,249	35	(1)	33,283
Yankee debt securities	Level 2	10,599	7	(3)	10,603
Commercial paper	Level 2	5,618	4	-	5,622
Certificate of deposits	Level 2	1,595	1	-	1,596
Total debt investments		$ 273,243	$ 136	$ (106)	$ 273,273
Equity investments	Level 1				19,997
Money market investments	Level 1				37,606
Total short-term marketable securities					$ 330,876

	Fair Value Level	Amortized Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2024			(in thousands)		
Equity investments	Level 1				$ 18,699
Money market investments	Level 1				255,413
Total short-term marketable securities					$ 274,112

Unrealized Losses on Debt Investments

Debt investments with continuous losses for less than 12 months and 12 months or greater and their related fair values consistent of the following:

	December 31, 2025					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(in thousands)			
Corporate debt securities	$ 48,462	$ (66)	$ 54,204	$ (36)	$ 102,666	$ (102)
Asset-backed securities	2,104	(1)	-	-	2,104	(1)
Yankee debt securities	6,240	(3)	-	-	6,240	(3)
Total	$ 56,806	$ (70)	$ 54,204	$ (36)	$ 111,010	$ (106)

The Company did not have unrealized losses on debt investments as of December 31, 2024. Unrealized losses from fixed-income securities are primarily attributed to changes in interest rates. Fair values were determined for each individual security in the investment portfolio. When evaluating an investment for expected credit losses, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates, and the Company's intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment's cost basis. The Company also regularly reviews its investments in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any expected credit losses. The Company has no current requirement or intent to sell the securities in an unrealized loss position. The Company expects to recover up to (or beyond) the initial cost of investment for securities held. As of December 31, 2025, the debt investments include $1.9 million of accrued interest receivables that are classified as short-term marketable securities. There was no accrued interest receivable as of December 31, 2024.

Debt Investment Maturities

The following table outlines maturities of our debt investments as of December 31, 2025:

| | December 31, 2025 | | |
| | Amortized Cost Basis | | Fair Value |
	(in thousands)		
Due in one year or less	$	154,747	$ 154,734
Due after one year through five years		118,496	118,539
Total	$	273,243	$ 273,273

3. Inventory and Other Deferred Costs

Inventory and other deferred costs consisted of the following:

	December 31, 2025	December 31, 2024
	(in thousands)	
Raw materials	$ 20,892	$ 19,109
Work-in-process	2,922	2,157
Finished products	34,432	34,676
Other deferred costs	12,176	8,985
Total inventory and other deferred costs	$ 70,422	$ 64,927

The Company had inventory on consignment at customer sites of $1.6 million and $1.8 million at December 31, 2025 and 2024, respectively.

In connection with the Company's RestoreFlow allograft business, other deferred costs include costs incurred for the preservation of human tissues available for shipment, tissues currently in active processing, and tissues held in quarantine pending release to implantable status. By federal law, human tissues cannot be bought or sold. Therefore, the tissues the Company preserves are not held as inventory, and the costs the Company incurs to procure and process vascular tissues are instead accumulated and deferred. These costs include fixed and variable overhead costs associated with the cryopreservation process, including primarily direct labor costs, tissue recovery fees, inbound freight charges, indirect materials, and facilities costs. The Company expenses general and administrative expenses and selling expenses associated with the provision of these services as incurred.

4. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,	
	2025	2024
	(in thousands)	
Computer hardware	$ 5,558	$ 4,970
Machinery and equipment	23,683	18,793
Building and leasehold improvements	26,153	25,253
Gross property and equipment	55,394	49,016
Less accumulated depreciation	(28,397)	(24,216)
Property and equipment, net	$ 26,997	$ 24,800

During the years ended December 31, 2025, 2024, and 2023, the Company wrote off fully depreciated assets with gross values of $0.6 million, $0.9 million, and $7.1 million, respectively.

Depreciation expense was as follows:

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Depreciation expense	$ 4,773	$ 3,823	$ 3,423

5. Other Intangibles

Other intangibles consisted of the following:

	December 31, 2025			December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)					
Product technology and intellectual property	$ 29,549	$ 21,290	$ 8,259	$ 29,549	$ 18,709	$ 10,840
Trademarks, tradenames and licenses	3,767	2,599	1,168	3,767	2,261	1,506
Customer relationships	39,366	16,356	23,010	37,171	13,709	23,462
Other intangible assets	2,255	1,603	652	1,536	1,525	11
Total identifiable intangible assets	$ 74,937	$ 41,848	$ 33,089	$ 72,023	$ 36,204	$ 35,819

Intangible assets consist primarily of customer relationships, purchased developed technology, trademarks, licenses, and non-compete provisions, and are amortized over their estimated useful lives. The weighted-average amortization period for these intangibles as of December 31, 2025, is 7.7 years. The Company includes amortization expense in general and administrative expense as follows:

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Amortization expense	$ 5,644	$ 5,785	$ 6,092

Estimated amortization expense for each of the next five fiscal years, based upon the intangible assets at December 31, 2025, is as follows:

	Year ended December 31,				
	2026	2027	2028	2029	2030
	(in thousands)				
Amortization expense	$ 5,565	$ 5,252	$ 4,853	$ 4,820	$ 3,778

6. Convertible Senior Notes

Convertible senior notes consisted of the following:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Principal amount of convertible senior notes	$	172,500	$	172,500
Less: Current portion of convertible senior notes		-		-
Convertible senior notes, net of current portion		172,500		172,500
Debt discount, net of accretion		(3,855)		(4,728)
Convertible senior notes, net of discount and current portion	$	168,645	$	167,772

On December 19, 2024, the Company issued $172.5 million aggregate principal amount of convertible senior notes due 2030 (the "Convertible Notes"), in a Rule 144A private placement to qualified institutional buyers pursuant to an indenture dated December 19, 2024, by and between the Company and U.S. Bank Trust Company, National Association (the "Indenture").

The Convertible Notes will mature on February 1, 2030, unless earlier repurchased, redeemed, or converted. The proceeds from the issuance of the Convertible Notes were approximately $167.7 million, net of initial purchaser discounts and other debt issuance costs totaling $4.8 million.

The Convertible Notes bear interest at a rate of 2.50% per year and interest is payable semiannually in arrears on August 1 and February 1 of each year. For the year ended December 31, 2025, the Company paid $2.7 million in interest payments. The Company did not make interest payments for the year ended December 31, 2024. The initial conversion rate was 8.3521 shares of common stock per $1,000 principal amount of the Convertible Notes, which represents an initial conversion price of approximately $119.73 per share of common stock and a premium of approximately 30% over the closing price of the Company's common stock on December 16, 2024. In connection with the most recent payment made by the Company on December 4, 2025 of a quarterly cash dividend of $0.20 per share (an increase from the quarterly dividend amount of $0.16 per share as of the time of issuance of the Convertible Notes), the conversion rate of the Convertible Notes was increased to 8.3676 shares of common stock per $1,000 principal amount of the Convertible Notes, which represents a conversion price of approximately $119.51 per share of common stock. A similar adjustment to the conversion rate will be made by the Company upon payment of the quarterly cash dividend of $0.25 on March 26, 2026, and upon payment of subsequent quarterly dividends in excess of $0.16 per share. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events as described in the Indenture.

Noteholders may convert all or a portion of their Convertible Notes at their option only in the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2025, if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company's common stock on such trading day and the conversion rate on such trading day; (3) upon the occurrence of certain corporate events or distributions on the Company's common stock, as described in the Indenture; (4) if the Company calls (or is deemed to have called) any Convertible Notes for redemption; and (5) at any time from, and including, August 1, 2029, until the close of business on the second scheduled trading day immediately before the maturity date. The Company has the right to elect to settle conversions either in cash, shares of its common stock, or in a combination of cash and shares of its common stock.

Additional interest of up to 0.5% per annum is payable if the Company fails to timely file required documents or reports with the SEC or the Convertible Notes become not freely tradable (as defined in the Indenture). The Company determined that the higher interest payments required in certain circumstances were embedded derivatives that should be bifurcated and accounted for at fair value. The Company assessed the value of the embedded derivatives and determined it was de minimis.

Prior to February 5, 2028, the Convertible Notes will not be redeemable. On or after February 5, 2028 until the 40th trading day immediately before the maturity date, the Company may redeem for cash all or any portion of the Convertible Notes (subject to the partial redemption limitation set forth in the Indenture), at its option, if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. In addition, calling any Convertible Note for redemption will constitute a "Make-Whole Fundamental Change" (as defined in the Indenture) with respect to that Convertible Note, in which case the conversion rate applicable to the conversion of that Convertible Note will be increased in certain circumstances if it is converted after it is called for redemption.

The Company accounts for the Convertible Notes as a single liability in accordance with ASC 470-20 as the Company concluded that embedded conversion features within the Convertible Notes do not meet the requirements for bifurcation. Initial purchaser discounts and other debt issuance costs related to the Convertible Notes totaling $4.8 million were recorded by the Company as a debt discount. The debt discount is reflected as a reduction of the carrying value of the Convertible Notes on the Company's consolidated balance sheets and is being accreted to interest expense over the term of the Convertible Notes using the effective interest method. During the year ended December 31, 2025, the Company recognized $4.3 million in interest expense related to the 2.50% cash coupon of the Convertible Notes and $0.9 million of amortization expense of the debt issuance costs. During the year end December 31, 2024, the Company recognized $0.1 million in interest expense related to the 2.50% cash coupon of the Convertible Notes and $0.1 million of amortization expense of the debt issuance costs, As of December 31, 2025, the estimated fair value of the Convertible Notes was $172.3 million compared to $178.6 million as of December 31, 2024. The fair value was determined based on the quoted price of the last trade of the Convertible Notes prior to the end of the reporting period in an inactive market, which is considered as Level 2 in the fair value hierarchy.

7. Accrued Expenses and Other Long-term Liabilities

Accrued expenses consist of the following:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Compensation and related taxes	$	18,286	$	15,117
Accrued inventory purchases		4,197		4,463
Accrued expenses		2,752		3,852
Income and other taxes		1,661		639
Accrued interest		1,797		144
Professional fees		172		86
Other		546		431
Total	$	29,411	$	24,732

Other long-term liabilities consist of the following:

	December 31, 2025		December 31, 2024	
		(in thousands)		
Acquisition-related liabilities	$	624	$	-
Income taxes		504		572
Other		340		259
Total	$	1,468	$	831

8. Commitments

Leases

The Company determines if an arrangement is a lease at inception of the contract. The Company has operating leases for buildings, primarily for office space, manufacturing and distribution, as well as automobiles and printing equipment. As of December 31, 2025, the Company had the following building and facility leases capitalized on the balance sheet:

Location (leases)	Purpose	Expiration
Americas		
Burlington, MA (4)	Corporate headquarters and manufacturing	December 2034
North Brunswick, NJ	Artegraft biologic business	October 2029
Fox River Grove, IL (2)	RestoreFlow allografts business	December 2026
Burlington, MA	US distribution	December 2030
Vaughan, Canada	Canada sales office and distribution	February 2026
Europe, Middle East and Africa		
Sulzbach, Germany	European headquarters and distribution	June 2031
Milan, Italy	Italy sales office and distribution	September 2027
Hereford, England	United Kingdom sales office and distribution	October 2029
Maisons-Alfort, France	France sales office	February 2030
Glattbrugg, Switzerland	Switzerland sales office and distribution	February 2030
Dublin, Ireland	Ireland sales office and distribution	September 2030
Madrid, Spain	Spain sales office and distribution	June 2029
Asia Pacific		
Tokyo, Japan	Japan sales office and distribution	July 2027
Shanghai, China	China sales office and distribution	October 2027
Docklands, Australia	Australia sales office and distribution	April 2030
Bangkok, Thailand	Thailand sales office and distribution	August 2026
Seoul, Korea	Korea sales office and distribution	April 2027
Singapore	Asia Pacific headquarters and distribution	June 2026
Ballarat, Australia	Supply facility	December 2030

Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future lease minimum payments over the lease term at commencement date. Many of the lease agreements contain renewal or termination clauses that are factored into the determination of the lease term if it is reasonably certain that these options would be exercised. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

None of the Company's noncancelable lease payments include non-lease components such as maintenance contracts. The Company generally reimburses the landlord for direct operating costs associated with the leased space. The Company has no subleases, and there are no residual value guarantees associated with, or restrictive covenants imposed by, any of its leases. The Company held no assets under finance leases as of December 31, 2025. The Company elected the package of practical expedients that allow it to omit leases with initial terms of 12 months or less from its balance sheet, which the Company expenses on a straight-line basis over the life of the lease.

The interest rate implicit in lease agreements is typically not readily determinable, and as such the Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The incremental borrowing rate is defined as the interest the Company would pay to borrow on a collateralized basis.

Additional information with respect to the Company's leases is as follows:

	Year ended December 31, 2025 (in thousands)		Year ended December 31, 2024 (in thousands)	
Lease cost				
Operating lease cost	$	3,652	$	2,895
Short-term lease cost		89		80
Total lease cost	$	3,741	$	2,975
Other information				
Cash paid for amounts included in the measurement of operating lease liabilities	$	3,611	$	3,991
Right-of-use assets obtained in exchange for new operating lease liabilities	$	1,534	$	1,637
Weighted average remaining lease term - operating leases (in years)		5.8		6.5
Weighted average discount rate - operating leases		6.65%		6.63%

As of December 31, 2025, the minimum noncancelable operating lease rental commitments with initial or remaining terms of more than one year are as follows:

Year ending December 31,		
2026	$	3,972
2027		3,193
2028		2,895
2029		2,769
2030		2,248
Thereafter		6,432
Adjustment to net present value as of December 31, 2025		(4,562)
Minimum noncancelable lease liability	$	16,947

In June 2025, the Company executed a new building lease agreement in Billerica, Massachusetts for U.S. distribution. The 34,400 square foot building lease commenced on January 1, 2026, with a primary term through December 31, 2032. The Company has the option to renew the primary term of the lease for one additional 24-month period.

9. Income Taxes

Income before income taxes is as follows:

	Year ended December 31,					
	2025		**2024**		**2023**	
			(in thousands)			
United States	$	75,030	$	52,829	$	37,356
Foreign		154		4,046		2,119
Total	$	75,184	$	56,875	$	39,475

Certain of the Company's foreign subsidiaries are included in the Company's U.S. tax return as branches but are included as foreign for purposes of the table above.

The provision (benefit) for income taxes is as follows:

	Year ended December 31,			
	2025	**2024**	**2023**	
		(in thousands)		
Current:				
Federal	$ 11,663	10,308	6,203	
State	2,035	1,840	1,300	
Foreign	1,440	1,140	1,084	
Current total	15,138	13,288	8,587	
Deferred:				
Federal	1,899	(363)	616	
State	362	(94)	122	
Foreign	51	6	45	
Deferred total	2,312	(451)	783	
Provision for income taxes	$ 17,450	$ 12,837	$ 9,370	

Reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

	Year ended December 31,					
	2025		**2024**		**2023**	
	Total	**Percentage**	**Total**	**Percentage**	**Total**	**Percentage**
	(in thousands)		(in thousands)		(in thousands)	
U.S. Federal Statutory Rate	$ 15,789	21.0%	$ 11,944	21.0%	$ 8,290	21.0%
State and Local Income Taxes, Net of Federal Income Tax Effect[1]	2,057	2.7%	1,472	2.6%	1,231	3.1%
Foreign Tax Effects						
Germany	1,156	1.5%	118	0.2%	397	1.0%
Other foreign jurisdictions	562	0.7%	370	0.7%	383	1.0%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	-	0.0%	-	0.0%	-	0.0%
Effect of Cross-Border Tax Laws						
Global intangible low-taxed income	40	0.1%	110	0.2%	133	0.3%
Foreign-derived intangible income	(568)	(0.8)%	(466)	(0.8)%	(238)	(0.6)%
Tax Credits						
Research and development tax credits	(337)	(0.4)%	(406)	(0.7)%	(231)	(0.6)%
Changes in Valuation Allowances	3	0.0%	(21)	0.0%	(21)	(0.1)%
Nontaxable or Nondeductible Items						
162(m) officers compensation	914	1.2%	538	0.9%	478	1.2%
Share-based payment awards	(1,330)	(1.8)%	(1,226)	(2.2)%	(912)	(2.3)%
Other nontaxable or nondeductible items	(648)	(0.9)%	316	0.6%	(23)	(0.1)%
Changes in Unrecognized Tax Benefits	(72)	0.0%	1	0.0%	45	0.1%
Other Adjustments	(116)	(0.1)%	87	0.1%	(162)	(0.3)%
Effective Tax Rate	$ 17,450	23.2%	$ 12,837	22.6%	$ 9,370	23.7%

During the year ended December 31, 2025, state taxes in California, New Jersey, New York, Illinois, Pennsylvania, Florida, Georgia, and Tennessee comprised greater than 50% of the tax effect in this category. During the year ended December 31, 2024, state taxes in California, New York, Pennsylvania, Florida, Illinois, Louisiana, New Jersey, Georgia, and Alabama comprised greater than 50% of the tax effect in this category. During the year ended December 31, 2023, state taxes in California, New York State, New Jersey, Pennsylvania, Florida, Illinois, Georgia, and Texas comprised greater than 50% of the tax effect in this category.

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2025, the gross amount of unrecognized tax benefits exclusive of interest and penalties was $0.4 million, which may increase within the year ending December 31, 2026. The Company remains subject to examination until the statute of limitations expires for each remaining respective tax jurisdiction. The statute of limitations will be open with respect to these tax positions through 2031. A reconciliation of the beginning and ending amount of the Company's unrecognized tax benefits is as follows:

	2025	2024	2023
	(in thousands)		
Unrecognized tax benefits at the beginning of year	$ 515	$ 587	$ 612
Additions/adjustments for tax positions of current year	-	-	-
Additions/adjustments for tax positions of prior years	2	(33)	(25)
Reductions for settlements with taxing authorities	-	-	-
Reductions for lapses of the applicable statutes of limitations	(107)	(39)	-
Unrecognized tax benefits at the end of the year	$ 410	$ 515	$ 587

Deferred taxes were attributable to the following temporary differences:

	As of December 31,	
	2025	**2024**
	(in thousands)	
Deferred tax assets:		
Inventory	$ 3,184	$ 2,682
Net operating loss carryforwards	655	774
Tax credit carryforwards	1,119	1,138
Capital loss carryforwards	453	422
Reserves and accruals	1,280	908
Operating lease liabilities	3,125	3,419
Intangible assets	4,408	4,488
Stock options	1,020	746
Other	80	2,526
Total deferred tax assets	15,324	17,103
Deferred tax liabilities:		
Property and equipment	(3,223)	(3,166)
Goodwill	(7,792)	(7,039)
Operating lease right-of-use assets	(2,850)	(3,152)
Foreign branch deferred offset	(566)	(593)
Other	(181)	(160)
Total deferred tax liabilities	(14,612)	(14,110)
Net deferred tax assets before valuation allowance	712	2,993
Valuation allowance	(1,688)	(1,653)
Net deferred tax (liability) asset	$ (976)	$ 1,340
Deferred tax classification		
Long-term deferred tax asset	$ 759	$ 1,425
Long-term deferred tax liability	(1,735)	(85)
Net long-term deferred tax (liability) asset	$ (976)	$ 1,340

In 2025, the Company increased its valuation allowance by less than $0.1 million mainly attributable to Australian net operating loss carry forwards and Massachusetts credit carryforwards. In 2024, the Company decreased its valuation allowance by $0.1 million mainly attributable to Australian net operating loss carry forwards and Massachusetts credit carryforwards.

As of December 31, 2025, the Company has a valuation allowance of $1.7 million for deferred tax assets primarily related to Australian net operating loss and capital loss carry forwards and Massachusetts tax credit carry forwards that are not expected to be realized. The valuation allowance against the Company's deferred tax assets may require adjustment in the future based on changes in the mix of temporary differences, changes in tax laws, and operating performance.

Realization of the Company's deferred tax assets is dependent on the Company generating sufficient taxable income in future periods. Although the Company believes it is more likely than not that future taxable income will be sufficient to allow it to recover substantially all of the value of its deferred tax assets remaining after the Company applies the valuation allowances, realization is not assured and future events could cause the Company to change its judgment. In the event that actual results differ from the Company's estimates, or the Company adjusts these estimates in the future periods, further adjustments to the Company's valuation allowance may be recorded, which could materially impact its financial position and net income (loss) in the period of the adjustment.

As of December 31, 2025, the Company had net operating loss carryforwards in Australia of $0.9 million that do not expire, in France of $1.2 million that do not expire, in Spain of $0.3 million that do not expire, in Norway of $0.1 million that do not expire, and in China of $0.2 million that expire in two years. The Company has a capital loss carryforward in Australia of $1.5 million that does not expire. The Company also has state tax credit carryforwards of approximately $1.7 million that are available to reduce future tax liabilities, which begin to expire in 2030, or can be carried forward indefinitely.

In December 2018, the Company reevaluated its international operations and as a result, is no longer indefinitely reinvested with respect to undistributed earnings from its German and Australian subsidiaries. There was no material deferred tax expense recorded for foreign and state tax costs associated with the future remittance of these undistributed earnings. The Company remains permanently reinvested with respect to undistributed earnings from its other foreign subsidiaries. The Company has determined that it is not practicable to estimate the amount of deferred tax liability, if any, with respect to these permanently reinvested undistributed earnings.

The Company has been notified of an income tax audit in France and does not expect any material liability that may result from this audit.

As of December 31, 2025, the Company remains subject to examination in our most significant tax jurisdictions as follows:

United States	2022 and forward
Foreign	2016 and forward

Supplemental disclosures of cash flow information are as follows:

	For the Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cash paid for income taxes, net			
Federal	$ 10,500	$ 9,700	$ 5,600
State	1,657	2,008	811
Foreign	1,282	1,129	1,138
Total	$ 13,439	$ 12,837	$ 7,549

10. Stockholders' Equity

Authorized Shares

The Company's second amended and restated certificate of incorporation, as amended (the "Certificate of Incorporation"), authorizes the issuance of up to 37,000,000 shares of common stock and up to 3,000,000 shares of undesignated preferred stock.

Under the terms of the Certificate of Incorporation, the Company's board of directors is authorized to issue shares of the preferred stock in one or more series without stockholder approval. The Company's board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock. Currently, the Company has no shares of preferred stock outstanding.

Stock Award Plans

In May 2006 the Company approved the 2006 Stock Incentive Plan, which became effective upon the Company's initial public offering, and which has been subsequently amended. The maximum number of shares of common stock reserved and available for issuance under the 2006 Stock Incentive Plan is the sum of (i) 6,500,000 shares, and (ii) such number of shares as equals that number of stock options or awards returned to the Company's 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan, and 2004 Stock Option Plan, each as amended and in effect from time to time (following the original effective date of the 2006 Stock Incentive Option and Incentive Plan), resulting from the expiration, cancellation, or termination of stock options or awards under those plans. The 2006 Stock Incentive Plan allows for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units ("RSUs"), performance-based RSUs ("PSUs"), unrestricted stock awards, and deferred stock awards to the Company's officers, employees, directors, and consultants. Incentive stock options are required to be issued at not less than fair market value at the date of the grant and generally vest over four or five years. The Company's board of directors determines the term of the options but in no event will exceed ten years from date of grant. In connection with the adoption of the 2006 Stock Incentive Plan, no further option grants were permitted under any previous stock option plans. The Company may satisfy awards upon exercise of stock options, RSUs, or PSUs with either newly issued shares or treasury shares.

A total of 8,118,003 shares are currently authorized for grant under the 2006 Stock Incentive Plan, of which 886,363 remain available for grant as of December 31, 2025.

The Company has computed the fair value of employee stock options granted each year using the following weighted average assumptions:

	2025	2024	2023
Dividend yield	0.95%	0.63%	1.02%
Volatility	35.9%	36.7%	43.0%
Risk-free interest rate	3.7%	4.1%	4.3%
Weighted average expected option term (in years)	4.4	4.4	4.5
Weighted average fair value per share of options granted	$ 27.15	$ 34.99	$ 20.75

A summary of option activity as of December 31, 2025, and for the three years then ended is presented below:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Balance outstanding at December 31, 2022	859,975	$	37.53	4.35	$	7,878
Granted	148,115	$	54.71			
Exercised	(207,643)	$	29.72		$	5,914
Canceled / Expired	(19,323)	$	41.55			
Balance outstanding at December 31, 2023	781,124	$	42.78	4.42	$	10,924
Granted	125,834	$	101.12			
Exercised	(178,064)	$	36.16		$	7,271
Canceled / Expired	(9,458)	$	47.06			
Balance outstanding at December 31, 2024	719,436	$	54.57	4.35	$	28,160
Granted	179,830	$	83.73			
Exercised	(173,438)	$	39.34		$	8,359
Canceled / Expired	(27,855)	$	58.27			
Balance outstanding at December 31, 2025	697,973	$	65.72	4.55	$	13,619
Exercisable at:						
December 31, 2023	356,519	$	36.83	3.21	$	7,107
December 31, 2024	349,981	$	41.39	3.16	$	17,760
December 31, 2025	334,241	$	50.64	3.12	$	10,815
Expected to vest at:						
December 31, 2023	424,605	$	47.78	5.43	$	3,817
December 31, 2024	369,455	$	67.05	5.46	$	10,400
December 31, 2025	363,732	$	79.58	5.86	$	2,804

Cash received from stock options exercised during the years ended December 31, 2025, 2024, and 2023, was $6.8 million, $6.4 million, and $6.2 million, respectively.

Restricted Stock Units and Performance-based Restricted Stock Units

The Company bases the fair value of RSU awards with time-based vesting on the intrinsic value of the awards at the date of grant.

The Company also issues PSUs, which are RSU awards with vesting based on performance conditions. PSUs awarded vest based on our achievement of operating income relative to the Company's target operating income. The Company bases the fair values of PSUs on the intrinsic values of the awards at the date of grant.

A summary of the Company's RSU activity (excluding PSUs) as of December 31, 2025, and for the three years then ended is presented below:

	Number of Shares		Weighted Average Grant Date Fair Value
Balance outstanding at December 31, 2022	133,144	$	42.38
Granted	48,225	$	54.68
Vested	(49,400)	$	39.31
Canceled	(5,975)	$	42.89
Balance outstanding at December 31, 2023	125,994	$	48.20
Granted	33,851	$	100.37
Vested	(49,521)	$	46.49
Canceled	(4,186)	$	49.51
Balance outstanding at December 31, 2024	106,138	$	65.28
Granted	47,072	$	83.99
Vested	(46,371)	$	56.78
Canceled	(8,709)	$	65.18
Balance outstanding at December 31, 2025	98,130	$	78.09

The number of RSUs vested includes the shares that the Company withheld on behalf of employees to satisfy minimum statutory tax withholding requirements. The fair values of the RSUs that vested during 2025, 2024, and 2023 were $3.9 million, $4.9 million, and $2.7 million, respectively.

The Company repurchases shares of its common stock in order to cover any minimum tax withholding liability associated with RSU vestings. A summary of such repurchases is as follows:

	2025		2024		2023	
Shares of common stock repurchased for net settlement of equity awards		18,352		17,272		15,917
Average per share repurchase price	$	88.44	$	91.25	$	53.59
Aggregate purchase price (in thousands)	$	1,623	$	1,576	$	853

A summary of the Company's PSU activity as of December 31, 2025, and for the three years then ended is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value	
Balance outstanding at December 31, 2022	28,473	$	47.19
Granted	26,883	$	54.65
Vested	-	$	-
Canceled	(1,192)	$	47.19
Balance outstanding at December 31, 2023	54,164	$	50.85
Granted	21,180	$	100.79
Vested	(14,266)	$	47
Canceled	(1,148)	$	52.54
Balance outstanding at December 31, 2024	59,930	$	69.15
Granted	28,352	$	83.79
Vested	(22,429)	$	52.39
Canceled	(3,662)	$	67.54
Variable Earnout	5,109	$	54.65
Balance outstanding at December 31, 2025	67,300	$	79.74

The number of PSUs vested includes the shares that the Company withheld on behalf of employees to satisfy minimum statutory tax withholding requirements. The fair values of the PSUs that vested during 2025 and 2024 were $1.9 million and $1.2 million, respectively.

The Company repurchases shares of its common stock in order to cover any minimum tax withholding liability associated with PSU vestings. There were no repurchases of PSUs prior to 2024. A summary of such repurchases in is as follows:

	2025	2024
Shares of common stock repurchased for net settlement of equity awards	2,120	2,041
Average per share repurchase price	$ 93.40	$ 70.55
Aggregate purchase price (in thousands)	$ 198	$ 144

Stock-based Compensation

The components of stock-based compensation expense included in the consolidated statements of operations were as follows:

	2025	2024	2023
	(in thousands)		
Stock option awards	$ 3,473	$ 2,996	$ 2,705
Restricted stock units	2,588	2,307	1,951
Performance-based restricted stock units	1,765	1,265	663
Total stock-based compensation	$ 7,826	$ 6,568	$ 5,319

Stock-based compensation is included in our statements of operations as follows:

	2025		2024		2023	
			(in thousands)			
Cost of sales	$	1,101	$	927	$	686
Sales and marketing		1,366		1,104		966
General and administrative		4,548		3,866		3,143
Research and development		811		671		524
Total stock-based compensation	$	7,826	$	6,568	$	5,319

The Company expects to record the unamortized portion of share-based compensation expense of $20.4 million for existing stock options, RSUs, and PSUs outstanding as of December 31, 2025, over a weighted-average period of 2.1 years.

Stock Repurchase Plans

On February 19, 2026, the Company's board of directors authorized the repurchase of up to $100.0 million of the Company's common stock through transactions on the open market, in privately negotiated purchases or otherwise until February 18, 2027. The repurchase program may be suspended or discontinued at any time. To date the Company has not made any repurchases under this program.

Dividends

In February 2011, the Company's board of directors approved a policy for the payment of quarterly cash dividends on its common stock. Future declarations of quarterly dividends and the establishment of future record and payment dates are subject to approval by the board of directors on a quarterly basis. The dividend activity for the periods presented is as follows:

Record Date	Payment Date	Per Share Amount		Dividend Payment	
				(in thousands)	
Fiscal Year 2025					
March 13, 2025	March 27, 2025	$	0.20	$	4,517
May 15, 2025	May 29, 2025	$	0.20	$	4,520
August 21, 2025	September 4, 2025	$	0.20	$	4,535
November 20, 2025	December 4, 2025	$	0.20	$	4,538
Fiscal Year 2024					
March 14, 2024	March 28, 2024	$	0.16	$	3,589
May 16, 2024	May 30, 2024	$	0.16	$	3,593
August 15, 2024	August 29, 2024	$	0.16	$	3,596
November 21, 2024	December 5, 2024	$	0.16	$	3,600

On February 19, 2026, the Company's board of directors approved a quarterly cash dividend on its common stock of $0.25 per share payable on March 26, 2026, to stockholders of record at the close of business on March 12, 2026.

11. Profit-Sharing Plan

The Company offers a 401(k) profit-sharing plan (the "401(k) Plan") covering eligible U.S. employees to make tax-deferred contributions, a portion of which are matched by the Company. The Company may also make discretionary profit sharing contributions to the 401(k) Plan in an amount determined by its board of directors. In 2023 and 2024, the Company's contributions vested ratably over six years of employment and amounted to approximately $0.8 million in each year. On September 1, 2025, the Company adjusted its vesting schedule from six years of employment to three years of employment, whereas 0% vesting for one year or less of service, 50% vesting after two years of service, and 100% vesting after three years of service. The Company's contributions in 2025 were $1.0 million.

12. Segment and Geographic Information

The Company regularly reviews its segment financial information and the approach used by the chief operating decision maker ("CODM"), the Chief Executive Officer, to evaluate performance and allocate resources. The Company considers the business to be a single operating segment engaged in the development, manufacturing, and marketing of medical devices and implants, as well as the processing and cryopreservation of human tissues for implantation in patients, all used primarily in the field of vascular surgery.

The CODM assesses performance for its single operating segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The accounting policies of the segment are the same as those described in "Description of Business and Summary of Significant Accounting Policies" (see Note 1).

The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the single operating segment or into other parts of the entity, such as for acquisitions, dividend payments, and/or short-term marketable security investments. Net income is also used to monitor budget versus actual results, which is used in assessing performance of the segment and in establishing management's compensation.

In addition to total segment net income, the CODM's quarterly reporting package includes several highlighted expense categories that the CODM considers key strategic drivers of the Company's long-term profitability. The following is the Company's operating segment reconciliation of net income, including significant segment expenses:

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Net sales	$ 249,602	$ 219,863	$ 193,484
Cost of sales	71,063	68,962	66,435
Gross profit	178,539	150,901	127,049
Less:			
Selling expense	49,434	42,109	37,166
Marketing expense	5,030	4,628	3,888
Administrative expense	28,243	23,934	21,563
Finance expense	11,040	9,896	8,227
Management information systems expense	2,741	2,428	2,042
Research and development expense	4,039	3,431	2,738
Process engineering expense	2,630	2,938	3,632
Regulatory and clinical expense	7,470	9,281	10,596
Restructuring expense	-	-	485
Other expense (income), net*	10,178	8,218	6,607
Net income	$ 57,734	$ 44,038	$ 30,105

* Refer to the consolidated statements of operations for the components of other income and expense and related amounts.

Most of the Company's revenues are generated in the United States, Germany, the United Kingdom, other European countries, and Canada. Substantially all of the Company's assets are located in the United States and Germany. Net sales to unaffiliated customers based on customer location by country were as follows:

| | Year ended December 31, | | |
	2025	2024	2023
	(in thousands)		
United States	$ 141,566	$ 128,743	$ 117,811
Germany	17,897	14,420	13,420
Canada	15,251	13,669	10,786
United Kingdom	13,216	10,960	8,561
Other countries	61,672	52,071	42,906
Net sales	$ 249,602	$ 219,863	$ 193,484

Long-term assets by country, including property and equipment, net and right-of-use leased assets were as follows:

| | As of December 31, | | |
	2025	2024	2023
	(in thousands)		
United States	$ 36,874	$ 36,291	$ 34,729
Germany	2,159	2,163	2,350
Other countries	3,726	3,114	2,702
Total long-term assets	$ 42,759	$ 41,568	$ 39,781

13. Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Level 1 assets being measured at fair value on a recurring basis as of December 31, 2025 included the Company's money market investments and a short-duration bond equity fund and classified as short-term marketable securities.

The Company uses Level 2 fair value measurements for its Convertible Notes, which are carried at the face value less unamortized debt discount and issuance costs on the consolidated balance sheets. The fair value of the Convertible Notes is presented at each reporting period for disclosure purposes only (see Note 6). Additionally, the Company uses Level 2 fair value measurements for its debt investments that are designated as available-for-sale and classified as short-term marketable securities (see Note 2).

Several of the Company's prior acquisition-related assets and liabilities have been measured using Level 3 techniques. During 2020 the Company recorded a contingent liability associated with its acquisition of the bovine carotid graft business from Artegraft. The agreement required the Company to make potential additional payments to Artegraft of up to $17.5 million, depending on the achievement of certain unit sales milestones during the first three calendar years following the acquisition through December 31, 2023. As of December 31, 2023, there were no unit sales milestones achieved during the earn-out period, and therefore the Company reduced the remaining liability to zero.

In 2019, the Company recorded contingent liabilities associated with its acquisition of the Anteris biologic patch business. In January 2025, the Company received the MDR CE mark approval of CardioCel and VascuCel, which allows the Company to distribute their Burlington manufactured products to EU markets. As of December 31, 2024, the fair value of the CE Mark Contingency reflected the total holdback due to Anteris of $1.4 million. The payment to Anteris was made in the first quarter of 2025. No further liabilities exist for the Company as of December 31, 2025.

The following table provides a roll-forward of the fair value of these liabilities, as determined by Level 3 unobservable inputs:

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Beginning balance	$ 1,358	$ 1,224	$ 1,339
Additions	-	-	-
Payments	(1,358)	-	-
Change in fair value included in earnings	-	134	(115)
Ending balance	$ —	$ 1,358	$ 1,224

14. Accumulated Other Comprehensive Income (Loss)

	Year ended December 31,		
	2025	2024	2023
	(in thousands)		
Beginning balance	$ (6,184)	$ (4,625)	$ (6,031)
Other comprehensive income (loss)	3,773	(1,559)	1,406
Ending Balance	$ (2,411)	$ (6,184)	$ (4,625)

Changes to the Company's accumulated other comprehensive loss consisted primarily of foreign currency translation and unrealized losses on short-term marketable securities for the years ended December 31, 2025, 2024, and 2023.

This page intentionally left blank

BOARD OF DIRECTORS

LAWRENCE J. JASINSKI [1, 2, 3]

Chief Executive Officer
MedRhythms, Inc.

Director since 2003

GEORGE W. LEMAITRE

Chairman & Chief Executive Officer
LeMaitre Vascular, Inc.

Director since 1992

JOHN J. O'CONNOR [1]

Retired Vice Chairman of Services
PricewaterhouseCoopers LLP

Director since 2008

JOSEPH P. PELLEGRINO, JR.

Former Chief Financial Officer & Secretary
LeMaitre Vascular, Inc.

Director since 2016

DAVID B. ROBERTS

President
LeMaitre Vascular, Inc.

Director since 2001

BRIDGET A. ROSS [3]

Chief Executive Officer
ChroniSense Medical, Ltd.

Director since 2020

JOHN A. ROUSH [1, 2]

Chief Executive Officer
Pine Environmental LLC

Director since 2014

MARTHA SHADAN [2]

Retired President & Chief Executive Officer
Miach Orthopaedics

Director since 2022

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate
 Governance Committee

STOCKHOLDER INFORMATION

LISTING OF COMMON STOCK
Our common stock trades on the Nasdaq Global Market under the symbol "LMAT".

INVESTOR INFORMATION REQUESTS
Investors, stockholders and security analysts seeking information about us should refer to our investor relations website at ir.lemaitre.com or call Investor Relations at 781-221-2266.

ANNUAL MEETING
The annual meeting of stockholders will take place on Tuesday, June 2, 2026, beginning at 10:00 a.m. at our offices at 32 Third Avenue, Burlington, Massachusetts.

TRANSFER AGENT
Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to our transfer agent at:

Computershare Investor Services
150 Royall Street
Canton, MA 02021

INDEPENDENT AUDITORS
Grant Thornton LLP
Boston, MA
Auditors since 2015

OTHER INFORMATION
Reports on Form 10-K and Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the investor relations section of our website at ir.lemaitre.com. Copies of these reports are also available by writing to us at:

LeMaitre Vascular, Inc.
Attn: Investor Relations
63 Second Avenue
Burlington, MA 01803 USA

EXECUTIVE OFFICERS

GEORGE W. LEMAITRE

Chairman & Chief Executive Officer

DAVID B. ROBERTS

President

DORIAN P. LEBLANC

Chief Financial Officer

TRENT G. KAMKE

Senior Vice President, Operations

Corporate Headquarters

LeMaitre Vascular, Inc.
63 Second Avenue
Burlington, MA 01803
USA
T +1 781 221 2266
F +1 781 425 5049

European Headquarters

LeMaitre Vascular GmbH
Otto-Volger-Str. 5a/b
65843 Sulzbach/Ts.
Germany
T +49 (0)6196 659230
F +49 (0)6196 527072

Asia Pacific Headquarters

LeMaitre Vascular Singapore, Pte. Ltd.
138 Robinson Road
#12-02 Oxley Tower
068906
Singapore
T +65 6813 0281

www.lemaitre.com